

STANDING UP AND STANDING OUT

Entergy corp

Entergy Corporation is an integrated energy company engaged primarily in electric power production, retail distribution operations, energy marketing and trading, and gas transportation. Entergy owns and operates power plants with approximately 30,000 megawatts of electric generating capacity, and it is the second-largest nuclear generator in the United States. Entergy delivers electricity to 2.6 million utility customers in Arkansas, Louisiana, Mississippi, and Texas. Through Entergy-Koch, LP, it is a leading provider of wholesale energy marketing and trading services, as well as an operator of natural gas pipeline and storage facilities. Entergy has annual revenues of over $8 billion and more than 15,000 employees.

HIGHLIGHTS

Dollars in millions, except per share amounts	2002	% CHANGE	2001	% CHANGE	2000
FINANCIAL RESULTS					
Total operating revenues	$8,305	(13.7%)	$9,621	(4.0%)	$10,022
Earnings applicable to common stock	$ 599	(17.5%)	$ 726	6.9%	$ 679
Earnings per share					
Basic	$ 2.69	(18.2%)	$ 3.29	9.7%	$ 3.00
Diluted	$ 2.64	(18.3%)	$ 3.23	8.8%	$ 2.97
Average shares outstanding (in millions)					
Basic	223.0	1.0%	220.9	(2.5%)	226.6
Diluted	227.3	1.2%	224.7	(1.7%)	228.5
Net cash flow provided by operating activities	$2,182	(1.5%)	$2,216	12.6%	$ 1,968
Net debt	$7,253	(8.6%)	$7,934	4.9%	$ 7,561
DOMESTIC ELECTRIC UTILITY OPERATING DATA					
Retail kilowatt-hour sales (in millions)	101,631	1.7%	99,956	(3.2%)	103,216
Peak demand (in megawatts)	20,419	0.8%	20,257	(8.1%)	22,052
Retail customers – year end (in thousands)	2,598	0.9%	2,574	0.7%	2,556
TOTAL EMPLOYEES – YEAR END	15,352	3.2%	14,871	7.1%	13,884

TABLE OF CONTENTS



Standing Up. Entergy is standing up for what we believe. We have solid principles and a consistent but flexible strategy that provides a clear guide in a challenging market.

Standing Out. Entergy is standing out in our industry with exceptional performance. We are delivering on our commitments to investors, customers, employees – everyone who has a stake in our company – in good times and bad.

TO OUR STAKEHOLDERS:

In a turbulent year for our industry and our economy, Entergy stood out with consistently strong performance. We did that by sticking to the strategy we adopted nearly five years ago, and staying true to our principles and our commitments.

This report highlights how Entergy is standing up for our stakeholders and our beliefs. It also spotlights stand-out performance of Entergy employees in all these efforts.

"Entergy's financial performance was reflected in total shareholder return of 20 percent for 2002, compared with negative 22 percent for the S&P 500."

2002 performance highlights

In 2002, Entergy's as reported earnings were $2.64 per share, down from $3.23 per share in 2001, as a result of special charges related to our wholesale power development business. Excluding those charges, 2002 operational earnings were $3.81 per share, an increase of 18 percent.

Entergy's financial performance was reflected in total shareholder return of 20 percent for 2002, compared with *negative* 22 percent for the S&P 500.

The Board of Directors approved a 6 percent increase in the common dividend, to $1.40 on an annualized basis. This was the third consecutive year that the Board increased the dividend by 5 percent or more.

In June, the Edison Electric Institute presented Entergy with our industry's most prestigious honor, the Edison Award. In October, Entergy was recognized as the "Power Company of the Year" at the Platts/BusinessWeek Global Energy Awards.

Entergy's success is based on strong operational performance in all of our businesses: our utility companies, our nuclear generation business, and the energy trading and gas pipeline businesses at Entergy-Koch, LP. The performance of each business is detailed in the following report.

Still, one achievement deserves special recognition: Entergy employees' outstanding performance in the face of two major tropical storms a week apart.

Tropical Storm Isidore hit Louisiana on September 26, leaving 93,000 Entergy customers without power. We restored power to all but 4,100 customers by the next morning, but crews were still making repairs when preparations began for Hurricane Lili. When Lili struck on October 3, more than 240,000 Entergy customers lost service, and crews restored service to nearly 80 percent of affected customers within 48 hours.

Where we stand today

With all the negative events affecting companies in our industry, one highly regarded industry investment analyst referred to Entergy as the "last man standing."

But five years ago we were on the brink ourselves. We refocused our strategy and divested over $5 billion of under-performing assets. We committed ourselves to maintaining average earnings growth of 8 to 10 percent a year.

Entergy has delivered significantly more than that rate of growth in operational earnings, *after* offsetting some disappointments and changes in direction. For example, as new plants saturated the wholesale power market, the earnings we expected from power development failed to materialize, but we replaced them with new opportunities in our nuclear business and at Entergy-Koch.

We have followed a strict discipline to maintain the capital reserves necessary to handle any unforeseen needs of our own, or to take advantage of market opportunities as others run into trouble. We expect to have more than $3 billion to invest over the next three years in a market desperately in need of good operators with cash in hand.

From our point of view, the oversupply in electric generation will likely last longer than expected, and power prices will remain depressed in many regions.

As industry participants reposition themselves for survival, we expect assets worth $50 billion to $100 billion or more to change hands. We will remain disciplined with respect to the returns we seek, the risks we will take, the commercial terms we will accept, and the types of assets or positions we will purchase.

For example, we remain interested in acquisitions of nuclear plants, where our operating record is stellar, but prices or terms in some of the most recent transactions have been outside our self-imposed limits. Still, we have a strong track record in closing transactions, and we're ready to seize attractive opportunities as they become available once again.

One of our top priorities is to build on the unique point of view, pricing methodology, and physical optimization skills of Entergy-Koch. One of the necessary conditions to grow this business profitably is the maintenance of Entergy-Koch's "A" credit rating.

Building Entergy-Koch's balance sheet with sound assets, such as regulated pipeline and storage facilities, will help support its credit position. Acquiring a high-quality pipeline with a solid customer base and various supply sources would (1) add earnings from the operation of the asset itself, (2) provide access to new customer relationships, and (3) increase the capital that Entergy-Koch can put at risk without endangering its strong credit.

Much of the severity of the industry's financial problems can be traced to a belief that, as long as you can access capital, the transaction is sound. But even though a company may not be capital constrained at the moment, it must still operate within the constraints of the risk it is taking. Warehousing risk can be highly profitable when things go well but can be disastrous when the market turns. Entergy will not jeopardize our liquidity requirements or violate our self-imposed limits on a particular risk. Further, we will not

"One achievement deserves special recognition: Entergy employees' outstanding performance in the face of two major tropical storms a week apart."



Entergy Chairman Robert v.d. Luft (center) talks with Kyle Vann, Chief Executive Officer of Entergy-Koch, LP, and Kathleen Murphy, a member of Entergy's Board of Directors, before the October 2002 board meeting.

warehouse risk in excess of our overall risk profile or in conflict with our point of view or proven skills in pricing and trading a particular product. A bigger balance sheet for Entergy-Koch is a necessary, but not sufficient, condition to grow the size of our trading and optimization businesses.

In 2002, we reviewed dozens of pipelines, trading books, and other assets. Working with Koch Industries and Entergy-Koch, we placed six separate bids totaling almost $5 billion. In several cases, "losing" was a matter of financial discipline: We stayed out of irrational bidding wars, or we walked away from transactions with unacceptable commercial terms or encumbered assets.

"With the scale of divestitures expected, we remain confident that our patience will be rewarded."

With the scale of divestitures expected, we remain confident that our patience will be rewarded. We're taking steps – such as developing legal structures to facilitate a wide range of transactions – to be ready to utilize our strong cash position to accomplish our stated objectives.

Changing course on power development

As we noted above, we did not come through 2002 unscathed. Faced with collapsing power markets, we took a write-down of $1.17 per share in our power development business and closed the North American development operations of Entergy Wholesale Operations.

We took a charge of $141 million to cancel 15 turbines, out of 36 ordered in 1999, that were not yet assigned to projects under construction. We also wrote off the entire $55 million of equity we had invested in our Damhead Creek plant in the United Kingdom.

We took write-downs on two U.S. peaking plants whose value in the current market is well below the cost of construction. Additional write-offs were for previously capitalized overhead in cancelled projects, as well as severance costs.

Most of Damhead Creek was financed with true non-recourse project debt. To keep the project debt current, and out of default, would have required investing another $100 million or more – money we would likely never see again. So we reached an agreement with the banks to sell the plant for a nominal amount. When the deal closed in December, we were able to remove over $450 million of non-recourse project debt from our balance sheet.

We strongly believe that it was the right decision to exit the greenfield power development business, while others continued to speed forward. But obviously if we could go back in time, we'd do a lot of things differently.


/ETLANDS
TO WILDLIFE
Value of Conservation in the Sou

Chief Executive Officer Wayne Leonard addresses the Southern Governors' Conference in August 2002 on the responsibility to deal with competing demands of national security, economic growth, and the environment.

As a result of Entergy's decision, we'll avoid additional costs to complete development of all 15 turbines, we'll stem ongoing cash losses on new U.S. power projects, and we'll reduce future expenses in power development. The total cash improvement is more than $1.5 billion over the next five years.

Our to-do list for 2003

As we look ahead, we remain focused on execution. Specific 2003 objectives for the utility, the nuclear business, and Entergy-Koch can be found on page 20. Let us briefly review near-term goals and challenges for the company as a whole and for each of our businesses.

For **Entergy**, a key goal is obtaining an "A" credit rating for the corporation and improved ratings for the utilities. We continue to improve our business position and demonstrate the financial strength and performance to warrant stronger credit ratings.

The evolution of U.S. power markets, and new structures and rules for the U.S. electric transmission system, create challenges and opportunities for our company. We believe markets should be independent and efficient. Wholesale power markets are in disarray, but retail customers should not be forced to pay higher prices or relinquish access to critical resources built to serve their needs, in order to bail out independent generators. We will work aggressively to help shape the rules so the outcome allows the market and competition to work as intended.

At the **utility**, as we continue to improve reliability and service, we're also working to boost financial performance. We're seeking a fair return on the billion-dollar investment we've made in the past four years – over and above normal depreciation – to ensure that service continues to improve even as the infrastructure continues to age and the physical deterioration from severe weather or other events takes its toll. We're also seeking to improve the earned returns on our entire investment in the utility. For example, we're proposing innovative rate mechanisms, such as performance incentives, that align the economic interests of customers and shareholders.

In a related matter, we're working to reach a settlement that will provide a rate increase at Entergy New Orleans, which recorded a loss in 2002. In mid-March 2003, we reached an agreement in principle that if approved by the New Orleans City Council would result in a $30.2 million rate increase. An increase is necessary so that we can recover a return on and return of investments we've made to sustain and improve service, and can attract capital to continue to meet the needs of Entergy New Orleans customers. Without a sufficient rate increase, Entergy New Orleans faces a credit downgrade from Moody's Investor Services.

Our top-priority focus has not been seeking rate increases. It has been improving customer service. Regulators can see the results – they received 79 percent fewer customer complaints last year than in 1998 – and they're now willing to listen to arguments for improved returns for our shareholders consistent with the improved service levels we have achieved. In December, Mississippi regulators significantly increased our authorized rate of return, and Louisiana regulators approved a settlement that resolved almost all remaining rate issues at Entergy Gulf States.

In the **nuclear business**, we have opportunities to grow earnings through efficiency improvements and power uprates – that is, projects to increase the generating capacity of our plants. Average costs at the plants we've acquired are about $10 per megawatt higher than costs in our legacy fleet. Closing that gap (some of which has already been achieved) could ultimately reduce costs by as much as $300 million a year.

"Our top-priority focus has not been seeking rate increases. It has been improving customer service."

"After five years of strong performance on the basics, Entergy's stakeholders are coming to take all that for granted – and you should, because *we don't*."

Uprates at nuclear plants create new, clean, low-cost capacity. We're in the process of completing some potential uprates right now and are finalizing plans at other nuclear plants. Depending on the price of power, we think this could be a $25 million to $50 million opportunity.

In 2003 and beyond, we'll continue to pursue opportunities to acquire additional capacity for Entergy Nuclear, and/or agreements to operate capacity for other nuclear owners.

Again this year, a key challenge for the nuclear business will be working with the various public constituencies to address concerns about operations at Indian Point. A report by James Lee Witt Associates, issued in early March 2003, raised new questions about whether emergency plans for the facility adequately address the higher perceived level of terrorist threat following 9/11.

Our security and emergency plans at Indian Point were revised in accordance with Nuclear Regulatory Commission guidelines that were issued in early 2002 and deal explicitly with terrorism. A thorough study of terrorist-initiated events conducted by the Electric Power Research Institute in 2002 concluded that there is no unique event that results from a terrorist-type activity, nor is there one for which we are not already prepared.

Since acquiring both operating units on the site, Entergy has consistently improved the level of operations, as evidenced last September, when the NRC lifted its "red" finding on Indian Point 2. Entergy has also responded to concerns to improve security at the site. And we'll continue to place a major emphasis on effective communications with the community and with public officials.

Entergy-Koch will continue to improve operations in its pipeline business, while completing the new Magnolia Gas Storage facility. Entergy-Koch will also maintain growth in the trading business with new customers and new channels to market its financial and physical optimization services and its unique products such as weather derivatives.

A high priority for the coming year will be to sort through and act upon potential acquisitions for Entergy-Koch. As we explained earlier, the right acquisition can add earnings intrinsic to the asset, while building Entergy-Koch's balance sheet to support expanded product and service offerings.

Where we want to be tomorrow

It has been nearly five years since Entergy adopted its refocused strategy. In the past five years, we've surpassed the goals we established in going "back to basics": improving customer service, safety, and reliability; repairing the balance sheet and building strong credit; and maintaining consistent growth in earnings.

In fact, who would have imagined back in 1998 where the company would be today in terms of stock price, credit ratings, earnings per share, and operational performance? Now it's time for us to look ahead, to think more broadly and boldly about Entergy's aspirations.

Not that the basics aren't still important – they are. And not that there isn't still room for improvement – there is. But after five years of strong performance on the basics, Entergy's stakeholders are coming to take all that for granted – and you should, because *we don't*. Entergy remains as focused on the "basics" today as we were in the beginning.

Looking forward, we have to demonstrate that Entergy is capable of initiatives that move to the next level of performance. These are our aspirations for the company that Entergy can become in the years ahead:

- Entergy will be recognized as an environmental leader, not only in generation, but among all U.S. industrial companies, and will demonstrate the advantage of environmental excellence in achieving financial results.

- Entergy will be one of five or fewer key owner/operators in a highly consolidated nuclear industry – the best of the best – who operate safe, secure, low-cost plants, and we will be demonstrating new nuclear technologies that produce far greater value.
- Entergy's utilities will be recognized for industry-leading customer satisfaction, and for a comprehensive approach to meeting the particular needs of low-income customers.
- Entergy-Koch will be an established leader in energy trading, based on a reputation for outstanding integrity, systems, and risk management, and will be a provider of choice for risk management services to customers.
- Entergy will be the consistent industry leader in total shareholder return.
- Lastly, Entergy's goal of no lost-time accidents will be internalized as more than an "aspiration." Nothing less is good enough.

These are bold aspirations. Having lofty goals is no substitute for strong day-to-day execution. If we hadn't come through on the basic goals we laid out over the past five years, or if we had mortgaged the future to achieve them, we'd have no business setting big goals for the years ahead.

We have come through dark times in the industry. Bankruptcy. Scandals. Good companies brought to their knees, seemingly overnight. While Entergy has been called "the last man standing," clearly we are not alone. Standing together are a great number of employees who moved heaven and earth to get us this far and who made our aspirations real. And innumerable others stood by us, including all those stakeholders – customers, regulators, credit rating agencies, lenders, and of course shareholders – who gave us time to prove that our promises were genuine and would be kept.

We have tried to return the trust that you have placed in us, not only by keeping our promises, but also by standing up for the principles that guide the way we conduct our business, and by standing up for the constituents we have a responsibility to serve.

With your support, we have been able to meet our commitments through these difficult times. But we are not complacent about the challenges – and opportunities – ahead, and our commitment to serving all our stakeholders still stands strong.

ROBERT V.D. LUFT,
CHAIRMAN

J. WAYNE LEONARD,
CHIEF EXECUTIVE OFFICER

In good times and bad, Entergy consistently delivers superior financial results for our owners. From mid-1998 – when we adopted a refocused strategy – through year-end 2002, the price of Entergy stock nearly doubled. A 6 percent increase in the common dividend in 2002 was the third consecutive annual increase of 5 percent or more.



STANDING UP FOR OUR OWNERS



STANDING OUT – ENTERGY NUCLEAR NORTHEAST TEAM Patrick Falciano, Indian Point 2

Over the past four years, Entergy's new investments – especially our acquisition of nuclear generating plants and creation of the Entergy-Koch joint venture – generated over $350 million in net income. The team at our Northeast nuclear fleet – five units that we've acquired in the past four years – has delivered earnings by improving capacity factors and reducing costs at the plants.

ENTERGY CORPORATION: PERFORMANCE AND PRINCIPLES

Amid challenging conditions in our economy and industry, Entergy has delivered superior financial results by focusing on our core competencies, providing outstanding customer service, and maintaining sound financial integrity.

Outstanding performance and recognition

Entergy has established a track record of results. In 2002, Entergy generated outstanding returns to shareholders, leading the S&P Electric Utilities Index with total shareholder return of 20 percent. This compares with a 15 percent loss for the index. Operational earnings for 2002 were $3.81 per share, an increase of 18 percent over 2001. Over the past four years, operational earnings have grown at an average annual rate of nearly 15 percent.

As reported earnings in 2002 were $2.64 per share, down from $3.23 per share in 2001. As reported earnings have declined at an average annual rate of 3 percent between 1998 and 2002 as a result of special items, which are not included in operational earnings. As reported earnings for 2002 reflect charges to earnings related to our wholesale power development business, and as reported earnings in 1998 include gains on the sales of London Electricity and CitiPower.

In June, Entergy Corporation received our industry's highest honor – the 2002 Edison Award – from the Edison Electric Institute. The award recognizes our competitive nuclear business and safer, more efficient nuclear operations at all our plants.

In November, Entergy was recognized as the "Power Company of the Year" at the Platts/BusinessWeek Global Energy Awards. The international panel of judges recognized Entergy for our nuclear growth strategy and our commitment to the environment.

Standing up for our stakeholders

Entergy is focused on meeting our commitments and responsibilities to all our stakeholders. We are guided by a consistent strategy, a clear point of view, and sound principles.

Management discipline – Entergy's management team has consistently followed a conservative financial strategy.

Since we adopted our refocused strategy in 1998, we have maintained net debt at or below 50 percent of capitalization. Over 80 percent of Entergy's debt is in the regulated utility business. We have very little off-balance-sheet debt.

Most of our revenues come from stable, regulated sources – our utility business, the regulated pipeline business at Entergy-Koch, and power purchase agreements with regulated utilities in our nuclear business.

Entergy has limited exposure to trading losses. We've provided no parent guarantee to Entergy-Koch. And Entergy-Koch is financially sound, with the highest credit rating of any energy trading company without such a guarantee.

Corporate governance and transparency – Entergy's corporate governance structure is based on integrity and accountability. Entergy has an independent, involved Board of Directors. The CEO is the only board member from inside the company, and he does not serve as Chairman.

Entergy has been recognized for strong financial disclosure. We have been working to enhance the information we provide to investors, an effort we began long before recent events brought attention to this issue. We are also continually improving Entergy's already-strong internal controls. And Entergy's Audit Committee regularly evaluates our independent auditor.

One practice we recently adopted is the expensing of stock options, effective January 1, 2003. This change is not expected to have a material effect on Entergy's results.

Entergy Total Return to Shareholders vs. S&P Electric Utilities and S&P 500
Mid-1998 through 2002



130%
13%
(16%)
ETR
S&P Electric Utilities
S&P 500

Entergy stock has consistently outperformed the market in delivering returns to shareholders since we adopted a refocused strategy in 1998. An investment in Entergy stock in mid-1998 produced a total shareholder return – share *price appreciation plus* dividends – of 130 percent as of December 31, 2002, compared with 13 percent for the S&P Electric Utilities Index and negative returns for the S&P 500.

RECOGNITION

Protecting Shareholders' Interests

Entergy's risk management efforts were honored by The Institute of Internal Auditors with the Commitment to Quality Improvement Award for the first half of 2002. Entergy also won the award in 1999.

Since Entergy went "back to basics" in 1998, we've invested over $1 billion to increase reliability, and we've made major improvements in customer service. In 2002, this progress was reflected in a national survey of customer satisfaction that ranked Entergy "the most improved utility in the South Region."



STANDING UP FOR
OUR CUSTOMERS



ENTERGY

STANDING OUT – UTILITY CUSTOMER SERVICE PERSONNEL Ronnie Willis, Entergy Louisiana Operations

In late September, Tropical Storm Isidore left 93,000 Entergy customers without power. Crews restored power to most customers by the next morning. The following week, Hurricane Lili knocked out power to 243,000 Entergy customers. Following the storm, customer service staff and volunteers from throughout Entergy handled more than 300,000 calls – answering 90 percent in less than 30 seconds – while crews restored power to nearly 80 percent of affected customers within 48 hours.

Serving low-income customers – In 2002, Entergy continued to focus on serving our low-income customers – good customers who contribute over $600 million annually to Entergy's revenues. At our fourth annual Low-Income Customer Assistance Summit in 2002, we met with more than 250 advocates for the poor and elderly from around our region.

Entergy has been an outspoken advocate of the federal Low-Income Home Energy and Weatherization Assistance Programs. We have worked to supplement these under-funded federal programs by encouraging state officials to create permanent funds to help low-income customers with their energy needs.

Following a determined effort by a statewide coalition that included Entergy Louisiana, the Louisiana State Legislature took the first step with an appropriation providing $1 million for weatherization activities and transferring $3 million of federal Temporary Assistance for Needy Families funding to energy bill payment assistance for the next fiscal year.

Industry policy – We're also outspoken on issues related to industry restructuring. For instance, as the Federal Energy Regulatory Commission is considering elements of market design that need to be standardized to facilitate competitive wholesale markets, Entergy continues to advocate the use of locational marginal pricing and financial transmission rights to manage the congestion on the transmission system and the use of participant funding for expanding the transmission grid. Entergy believes these elements are critical to developing more efficient wholesale markets.

Nonetheless, Entergy does not believe that it is necessary or useful for FERC to assert jurisdiction over the transmission rate component for bundled retail customers as part of this effort to create a more competitive wholesale energy market.

Environment – Entergy continues to support strong environmental policy, as we deliver on our commitment to stabilize greenhouse gas emissions from our domestic power plants.

As of year-end 2002, 26 greenhouse gas reduction projects were completed or under way at Entergy. We also initiated 10 projects to remove CO_2 from the atmosphere or reduce greenhouse gases from sources we don't own or operate. The total investment of $10 million is forecast to reduce 1.5 million tons of CO_2-equivalent emissions by the end of 2005.

UTILITY: BEYOND THE BASICS

In our utility business, a "back to basics" focus on customer service, reliability, and safety has led to improved regulatory relationships. Now we're moving beyond the basics, with innovative proposals for incentive-based regulation that may provide Entergy the opportunity to share in the benefits of superior efficiency and service.

Sustained improvement in utility performance

In the past year, Entergy customer satisfaction continued to improve. In the 2002 J.D. Power Residential Benchmark Study, Entergy's customer satisfaction score increased by 10 points, from 93 to 103. The study noted that *"Entergy is the most improved utility in the South Region,"* moving up to rank 27th of 74 utilities surveyed. Customer complaints to regulators also continued to decline in 2002.

To maintain the gains we've made in reliability, we continued to invest in our distribution system. We also beefed up preventive maintenance at all of our fossil plants.

In addition, we've brought generating units out of mothball to help ensure that we can meet demand. We use these plants just to meet peak loads when the market price for power is too high. That means we don't have to pay to reserve capacity in others' plants, and our customers won't get hit with astronomical power prices if there is a short-term shortage.

Outage Duration
(average minutes per customer per year)


278
229
172
162
164
98
99
00
01
02

Outage Frequency
(average number per customer per year)


3.5
2.6
2.2
2.1
2.0
98
99
00
01
02

Entergy has improved the reliability of the electric service we provide our customers. Key measures of reliability – the average duration and the average frequency of outages – have improved 41 percent and 44 percent since Entergy refocused on customer service in 1998.

RECOGNITION

Service to Customers
For the fourth year in a row, national energy customers selected Entergy as one of the electric utility companies offering the best overall customer service. *Entergy is the only utility to have its national accounts program honored every year since the Edison Electric Institute established the award in 1998.*

As Louisiana's largest company and the leading electric utility in the Mid-South, Entergy has a strong commitment to economic development and philanthropy in our communities. In 2002, Entergy provided approximately $11 million in cash grants to non-profit organizations. Helping our neighbors is not a "cost of doing business" but an integral part of who we are as a company.



STANDING UP FOR

OUR NEIGHBORS



STANDING OUT – ENTERGY LOW-INCOME CHAMPIONS Patricia Tucker, Entergy Mississippi, Customer Service

Entergy's Low-income Champions reach out to low-income advocacy organizations and find community partners to help reach our goals. Today, more than 100 employees are working in teams with more than 3,000 government agencies, non-profit organizations, churches, and low-income advocates across all of Entergy's service territory.

Earning a return on our investment and performance

Improvements in performance and customer service have led to better relationships with regulators.

In the past year, we continued to achieve satisfactory resolution of outstanding rate issues. In addition, we're seeking rates that provide recovery of the investment we've made to improve service and reliability – improvements that support our efforts to seek higher returns on equity. These efforts have met with some success to date.

In December 2002, the Mississippi Public Service Commission approved a retail base rate increase of $48.2 million effective with January 2003 billings. The Commission's order included amendments to Entergy Mississippi's formula rate plan that provide the opportunity for us to earn a higher ROE.

In the past four years, Entergy Mississippi invested more than $350 million in its electricity system and added personnel to improve service – while lowering rates by 22 percent.

In Arkansas, the Public Service Commission essentially lifted the cap on earnings that's been in place since 1997. The step was part of an agreement that allows Entergy Arkansas to recover costs from the December 2000 ice storms.

The agreement applied funds in the Transition Cost Account to offset storm costs. The TCA contained Entergy Arkansas earnings above the authorized ROE since 1997. The TCA was created to offset Entergy Arkansas' stranded costs resulting from the implementation of retail competition, which has now been repealed by the Arkansas General Assembly.

The typical Entergy Arkansas residential bill is the lowest it has been in 17 years. Lower bills are due primarily to lower costs for fuel and purchased power, thanks largely to record output from Arkansas Nuclear One.

In New Orleans, Entergy has requested a rate increase totaling $44 million. We've asked the City Council to authorize a higher ROE, to ensure that we can attract the capital necessary to serve customers.

Elsewhere in Louisiana, we continued our successful efforts to resolve outstanding rate issues. Entergy Gulf States won approval by the Louisiana Public Service Commission for a settlement that covers all outstanding issues on earnings reviews filed from 1997 to 2001. The approved settlement authorizes the continuation of the current ROE.

We're also seeking the opportunity to be rewarded for our performance through our Louisiana formula rate plans, which provide a range of returns based on performance. We hope to reach a settlement during 2003 on the implementation of such rate plans.

Going beyond the basics to maintain growth

Moving "beyond the basics" means building on the progress we've made to maintain earnings growth from utility operations.

We're proposing performance-based regulation plans that allow shareholders and customers to share the benefits of superior efficiency and savings. Our proposals focus on achieving savings on fuel and purchased power, efficiencies in operations and maintenance, and efficient planning to meet customer demand for power at the lowest reasonable cost.

Entergy is located in a region in which generation has recently grown to overcapacity, giving us an opportunity to achieve savings on behalf of customers.

In 2002, we conducted Entergy's first system-wide Request for Proposal for generation resources and acquisitions. The RFP is the first step in a new process to meet both short-term and long-term power needs.

We're using the RFP to acquire efficient generating resources that could lower total costs and reduce customers' exposure to volatile fuel prices. We're proposing incentive-based mechanisms that align the economic interests of customers and investors.

Community Connectors Program

Total number of members

1,507

Grants given

2000 – 2002: $36,850

Volunteer hours served

2000 – 2002: Over 23,000 hours

Entergy's Community Connectors program augments the efforts of Entergy volunteers with financial support. All full-time and part-time employees and retirees can earn Contributions for Connectors grants for an approved non-profit organization – up to $250 for an individual or $500 for a team each year – based on their hours of service to the organization.

RECOGNITION

Serving Low-Income Families

Entergy CEO Wayne Leonard was a co-recipient of the 2002 Sister Pat Kelley Achievement Award from the National Fuel Funds Network. The network's highest award recognizes individual achievement on behalf of low-income families.


Entergy's No. 1 commitment is to the safety of our employees. Safety is not a choice but a fundamental responsibility. Entergy is also committed to creating, valuing, managing, and leveraging the richness of a diverse workforce so that every employee has an equal opportunity to contribute in significant ways.
STANDING UP FOR
OUR TEAM



STANDING OUT – HAMMOND METER SHOP TEAM Alvin Johnson, Meter Shop

On June 18, 2002, the team at an Entergy meter shop in Hammond, Louisiana, achieved a remarkable 50-year safety record without a lost-time accident. The Equipment Repair Test and Disposal South Meter Shop tests and repairs all reusable electric meters for Entergy Louisiana, Entergy New Orleans, and Entergy Gulf States. The staff handles about 60,000 meters a year.

Another area of focus for the utility is productivity improvements. For example, fossil plant operations employees completed more than 40 "Six Sigma" projects in 2002, achieving over $6.4 million in realized fuel savings and $542,000 in reductions in direct capital and operating and maintenance expenses.

In addition, we're pursuing economic development to maintain and grow our commercial and industrial customer base.

NUCLEAR: PROVING THE VALUE

By achieving success in our nuclear strategy, we're proving the value of nuclear power through economical, safe, and secure operations. We're driving growth through increased productivity and generating capacity.

Strong execution of a successful strategy

In 2002, our nuclear business achieved high capacity factors and record-breaking refueling outages to create value from our growing fleet of nuclear plants.

Entergy Nuclear continued to grow its capacity to generate both power and income. Vermont Yankee – Entergy's tenth nuclear unit and fifth in the Northeast – was acquired in July 2002.

In 2002, Entergy's nuclear plants performed at an average capacity factor of 96 percent, despite seven refueling outages. The capacity factor measures the percentage of potential generation actually produced by a plant.

Capacity factors have increased more quickly than expected at Northeast plants acquired in the past four years. The increase in capacity factors at newly acquired plants, compared with the average for the three years before each plant was acquired, produces an additional 7 million megawatt-hours a year.

Entergy has reduced average costs for scheduled refueling outages. In 2002, we completed seven refueling outages, most in near-record time and without lost-time accidents.

A refueling outage at Arkansas Nuclear One Unit 2 set a world record for units designed by Combustion Engineering. A 21-day outage at Vermont Yankee improved on the previous record by more than two days, and a 32-day outage at Indian Point 2 was less than half the duration of the previous record.

We're managing market risk. Each time Entergy has acquired a nuclear plant, the seller has entered into a power purchase agreement for the initial years we own the plant. These PPAs create a stable revenue stream from creditworthy counterparties. So our nuclear plants have a risk profile distinctly different from that of merchant power plants.

A key goal, as existing agreements roll off, is to close new PPAs at attractive prices or otherwise hedge plant output. To date, we have sold forward under contracts 100 percent of output for 2003, 92 percent for 2004, and 25 percent for 2005.

A commitment to safety and security

Entergy is successfully meeting the challenges of safety and security at our nuclear plants, while continuing to reduce overall costs.

We conducted thorough inspections to confirm the safety of Entergy's pressurized water reactor units, after corrosion at another company's nuclear plant raised questions about PWRs. We found no problems at three plants, and we repaired minor problems during a refueling outage at ANO Unit 1.

We've ordered a new reactor vessel head for ANO Unit 1, to be installed during a scheduled outage in 2005. The cost to replace the reactor vessel head is approximately $20 million. By having a replacement ready, we'll avoid the risk of a much more costly extended plant shutdown.

We've improved safe performance at Indian Point 2. In September, the Nuclear Regulatory Commission lifted its "red" finding on Indian Point 2. The red designation was placed on the plant in February 2000, under previous ownership.

Employee Lost-Time Accidents


76
45
46
33
36
98
99
00
01
02

Prior year numbers have been updated to reflect OSHA Guidelines

Entergy is keeping the focus on employee safety. Since 1998, we've reduced the number of lost-time accidents by over 50 percent. We also achieved significant reductions in less severe restricted duty accidents and cases requiring medical attention in 2002.

RECOGNITION

Generating Plant Safety

In 2002, Sterlington Plant earned Voluntary Protection Program Star status from the U.S. Occupational Safety and Health Administration, for protecting employees' health and safety. Eight Entergy plants are among approximately 30 U.S. electric and gas facilities with the VPP Star rating. Entergy sites include the first electric generating plants (Little Gypsy and Waterford 1 & 2), the first nuclear plant (Arkansas Nuclear One), and the first nuclear fleet (Entergy Nuclear South) to earn VPP Star status.

In 2001, Entergy was the first U.S. electric company to publicly announce a target for controlling greenhouse gas emissions to help address climate change. In 2002, we took major initiatives to make good on our commitment. And we're a leader in producing electricity from clean generation sources.



STANDING UP FOR OUR PLANET



STANDING OUT = SUSTAINABLE FORESTRY INITIATIVE TEAM

A new Sustainable Forestry Initiative Team is supporting Entergy's commitment to the environment with major reforestation projects on Entergy lands. Entergy has planted more than 2.7 million trees since 1997. Because trees remove carbon dioxide from the atmosphere, the Sustainable Forestry Initiative will directly support Entergy's commitment to stabilize carbon dioxide emissions.

The NRC noted that "significant additional resources have been committed by Entergy to improvement initiatives. New plant management has brought higher performance standards and levels of accountability to the station."

We've increased already strong security at all of our nuclear sites. We've stepped up security measures at a cost of approximately $1 million per plant – a significant commitment to security, but a small increase in overall costs.

Generating continued growth

Entergy Nuclear is driving growth by bringing the newly acquired plants' operating costs and capacity factors to Entergy levels. The average production cost of Entergy's legacy plants for 2002 was $15 per MWh. All our newly acquired plants have higher production costs. We expect it to take two to four years to bring these plants to Entergy cost levels, adjusted for regional cost-of-living differences. Total potential savings (some of which have already been achieved) are expected to be as much as $300 million a year.

Power uprates provide cheap new capacity with the low marginal production cost of nuclear generation. In summer 2002, Grand Gulf began generating about 20 megawatts more electricity when an auxiliary cooling tower project was completed.

We believe that significant opportunity for consolidation remains in the nuclear industry. Nuclear plants have substantially more value as part of a large-scale operation, and most nuclear companies operate less than 2,000 megawatts.

Entergy has a proven track record in successfully closing nuclear plant transactions and delivering earnings from acquired plants.

We're also pursuing opportunities with nuclear operators who may not want to sell, but still seek the advantages of Entergy's scale and expertise. Through operating agreements or other innovative arrangements, we hope to produce savings for owners and share in the upside.

We're also assisting other nuclear owners in the re-licensing process. Providing these services not only produces revenues and earnings, but also provides a way to build relationships.

Sources of Generation


Nuclear
46%
39%
15%
Coal
Gas

Entergy's generating fleet is one of the cleanest in the nation. Approximately 85 percent of Entergy's power comes from clean nuclear and natural gas generation. As a result, emissions of sulfur dioxide, nitrogen oxide, and mercury from Entergy plants are far below the industry average.

ENTERGY-KOCH: DISCIPLINE AND BALANCE

Entergy-Koch, LP, our energy trading and marketing and gas pipeline business, has maintained consistently profitable results in up, down, and flat markets through a balanced and disciplined approach. We'll sustain growth through market leadership and product innovation in trading, and by capturing efficiencies and growth opportunities in gas transportation and storage.

Consistent, balanced performance

Entergy-Koch delivers balanced earnings from its regulated pipeline business, which contributed about 40 percent of Entergy-Koch's 2002 earnings, and its energy trading business, which contributed roughly 60 percent.

Entergy-Koch Trading is itself a balance of three complementary businesses. In addition to its proprietary energy trading operations, EKT provides two services to customers:

- Physical optimization, which manages customers' power, gas storage, and transportation assets to reduce their costs and risk.
- Financial optimization, which manages customers' price risks in the market to protect business value.

EKT gathers market information and uses advanced analytics to develop and apply its market point of view. EKT's disciplined approach identifies upside opportunities while managing downside risk.

Both EKT and Gulf South Pipeline contributed to continued strong earnings in 2002.

Entergy-Koch Trading has maintained consistent profitability in unusually challenging industry conditions. EKT avoided the problems affecting energy trading in 2002 and improved

RECOGNITION

Corporate Leadership

In September 2002, Entergy was notified that it had met stringent qualifications criteria and was being added to the Dow Jones Sustainability Index World – one of only three U.S. utilities among 15 worldwide listed on this 300-company index. Membership on the DJSI is awarded to those companies that score in the top 10 percent of eligible companies in terms of economic, environmental, and social performance.

Efficient markets work for everyone's benefit when participants play by the rules, and the rules encourage innovation. Entergy is a leader in advancing new ideas to create a robust transmission system and efficient markets for electric generation. With integrity and innovation, Entergy-Koch is promoting a strong market for energy trading and is prospering in that market.



STANDING UP FOR EFFICIENT MARKETS



STANDING OUT – ENTERGY-KOCH ANALYTICAL TEAM Kim Clark, Entergy-Koch Trading

Entergy-Koch Trading plays a key role in creating and maintaining efficient energy markets, by contributing innovation and integrity to the marketplace. Energy trading at EKT is guided by a clear point of view based on timely market information and complex analysis. EKT's analytical team continually develops new financial products and services to help customers manage risks.

its position as competitors left the market. Trading across all products – including gas, power, and weather – contributed to increased EKT earnings in 2002. EKT continued to rank among the top trading companies in gas, power, and weather derivatives trading – based on the votes of banks, brokers, end-users, and traders worldwide.

EKT expanded its customer business into the Western United States, signing an agreement with a major natural gas local distribution company. By managing gas and power positions for its customers, EKT increases its earnings in a low-risk business.

Gulf South Pipeline contributes stable revenues in a regulated pipeline business. Gulf South also benefits from a diverse customer base and diverse supply sources. Gulf South's approximately 8,000-mile system has connections to nearly 100 other pipelines.

Growth on a solid foundation

Entergy is committed to the energy trading business. We see it as a necessary component of our overall strategy, and we're confident that there will continue to be a robust energy trading business in the future. The fact is, gas and power are volatile commodities, and companies will continue to need trading services to manage commodity risks.

Trading is a good business for Entergy-Koch. EKT has upside opportunities in both trading and its customer businesses as competitors exit.

Entergy-Koch holds credit ratings of "A3" from Moody's and "A" from Standard & Poor's – the only ratings at this level issued to a trading company without a guarantee from a parent company. The strength of Entergy-Koch's ratings reflects a conservative balance sheet, a disciplined trading approach, and superior risk management practices. Strong credit ratings are especially important to potential customers and counterparties in the current market.

To maintain its strong credit as the trading operation grows, Entergy-Koch must expand its balance sheet. That means investing in assets that earn more than the cost of capital, such as gas pipelines and storage.

Investments through Entergy-Koch are a key growth opportunity for Entergy. First, they provide the return on the investment itself. Second, by expanding the Entergy-Koch balance sheet, they leverage expansion of its profitable trading operation.

Gulf South plans to drive growth through improved productivity and investments in expanded pipeline and storage facilities with an attractive rate of return.

In 2002, Gulf South announced development of the Magnolia Gas Storage facility in Louisiana. Salt dome storage capacity of 4.1 Bcf is expected to be in service in early 2004, with expansion up to 6.5 Bcf by 2007. Magnolia will complement Gulf South's existing storage capacity of 68.5 Bcf at Bistineau and Jackson.

How Entergy-Koch is different

With all the problems that have hit energy trading businesses, the exit of several of our competitors, and the announcements of poor results, how is Entergy-Koch different?

- First, some trading companies engaged in long-dated contracts with weak counterparties. In contrast, EKT has maintained a trading book of relatively short duration, and the great majority of its trading partners have investment grade credit ratings.
- Second, well over half of Entergy-Koch earnings are generated by more predictable revenues: from the Gulf South Pipeline – an asset-based, regulated business – and from EKT's customer businesses.
- Third, EKT's trading results are not based on big bets and pure speculation. Its trades are based on fundamental analytics supported by information from its depth of market knowledge.

Entergy-Koch has not engaged in market manipulation or simultaneous trading activities designed to inflate volumes and revenues – and is one of the only large trading companies to have such an unblemished record.

EKT Trading Days 2000-2002
(number of days by daily gain or loss)


80
60
40
20
0
loss days
gain days

Entergy-Koch Trading's discipline is reflected in consistent results. Between 2000 and 2002, EKT recorded gains on a significant majority of trading days. Most trading days resulted in gains of less than $5 million. EKT didn't have to count on big wins to make money.

RECOGNITION

Leadership in Energy Trading

Entergy-Koch Trading was recognized for Corporate Leadership of the Year in the 2003 *Energy and Power Risk Management Magazine* Awards. The award noted that EKT's "commercial success over the past 12 months has been impressive" and that it "has grown from a niche player into a market leader."



LOOKING TO THE FUTURE: WHERE WE STAND

As we look ahead, Entergy is sticking with the refocused strategy we adopted in 1998. That strategy provides not only a clear guide amid changes in the market, but also flexibility to respond to those changes. By executing on our strategy, we'll continue to meet our targets and our obligations, even when times are bad. And we'll be ready to seize opportunities.

We're continually building our long-term capacity to generate income. We do this through both "intrinsic" growth in businesses we already operate and growth from new investments.

Over the past four years, Entergy's new investments – most notably nuclear generation and the Entergy-Koch joint venture – generated over $350 million in net income. Today, these businesses provide a stable base of earnings and a platform for growth.

Most of our future earnings growth will come from businesses we already operate. We can expand our ability to generate earnings in our current businesses through such things as additions to our utility rate base, uprates at our nuclear power plants, and expansion of gas storage facilities at Entergy-Koch.

Such intrinsic growth can get us 60 percent of the way toward our goal of 8 to 10 percent average annual earnings growth over the 2003 – 2005 period.

At the same time, our current businesses are generating significant cash to invest in other growth opportunities outside these businesses. Good investments are becoming available as our industry works out overbuilt generation and other energy companies sell off assets.

The following are goals for 2003 for each of Entergy's businesses:

In the utility:

- Make significant progress towards achieving top quartile cost performance by identifying and implementing process efficiencies using tools such as peer assessments and Six Sigma.
- Gain approval for a rate increase at Entergy New Orleans that allows the company to earn a fair return on its investment.
- Move our generation supply plan in Louisiana forward and introduce performance incentives into the rate of return formulas by year-end.

In the nuclear business:

- Continue to improve productivity at Northeast plants, reducing average fleet operating costs.
- Sell or hedge at least 75 percent of 2005 output and 50 percent of 2006 output from our Northeast plants by year-end 2003.
- Increase output at Pilgrim and Indian Point 2 through power uprates scheduled for 2003, on time and on budget.

At Entergy-Koch:

- Obtain new customers, primarily by advancing the physical optimization business with a goal of doubling over the next two years.
- Achieve global growth in the weather business by developing distribution channels.
- Continue to improve productivity at Gulf South Pipeline.
- Complete the Magnolia Gas Storage facility on time and on budget.

While working to achieve these specific objectives for 2003, we'll continue to pursue opportunities that can build our long-term capacity to generate value.

FINANCIAL REVIEW

FORWARD-LOOKING INFORMATION

From time to time, Entergy makes statements concerning its expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although Entergy believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that they will prove correct.

Forward-looking statements involve a number of risks and uncertainties, and there are factors that could cause actual results to differ materially from those expressed or implied in the statements. Some of those factors (in addition to others described elsewhere in this report and in subsequent securities filings) include:

- resolution of pending and future rate cases and negotiations, including the Entergy New Orleans rate case and various performance-based rate discussions, and other regulatory decisions, including those related to Entergy's utility supply plan
- Entergy's ability to reduce its operation and maintenance costs, particularly at its Non-Utility Nuclear generating facilities, including the uncertainty of negotiations with unions to agree to such reductions
- the performance of Entergy's generating plants, and particularly the capacity factor at its nuclear generating facilities
- prices for power generated by Entergy's unregulated generating facilities – particularly the ability to extend or replace the existing power purchase agreements for the Non-Utility Nuclear plants – and the prices and availability of power Entergy must purchase for its utility customers
- Entergy's ability to develop and execute on a point of view regarding prices of electricity, natural gas, and other energy-related commodities
- Entergy-Koch's profitability in trading electricity, natural gas, and other energy-related commodities
- changes in the number of participants in the energy trading market, and in their creditworthiness and risk profile
- changes in the financial markets, particularly those affecting the availability of capital and Entergy's ability to refinance existing debt and to fund investments and acquisitions
- actions of rating agencies, including changes in the ratings of debt and preferred stock
- changes in inflation and interest rates
- Entergy's ability to purchase and sell assets at attractive prices and on other attractive terms
- volatility and changes in markets for electricity, natural gas, and other energy-related commodities
- changes in utility regulation, including the beginning or end of retail and wholesale competition, the ability to recover net utility assets and other potential stranded costs, and the establishment of SeTrans or another regional transmission organization
- changes in regulation of nuclear generating facilities and nuclear materials and fuel, including possible shutdown of Indian Point or other nuclear generating facilities
- changes in environmental, tax, and other laws, including requirements for reduced emissions of sulfur, nitrogen, carbon, and other substances
- the economic climate, and particularly growth in Entergy's service territory
- variations in weather, hurricanes, and other disasters
- advances in technology
- the potential impacts of threatened or actual terrorism and war
- the success of Entergy's strategies to reduce taxes
- the effects of litigation
- changes in accounting standards
- changes in corporate governance and securities law requirements and
- Entergy's ability to attract and retain talented management and directors.

CONTENTS

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL AND OPERATING DATA

In thousands, except percentages and per share amounts	2002	2001	2000	1999	1998 (a)
SELECTED FINANCIAL DATA AS REPORTED:					
Operating revenues	$ 8,305,035	$ 9,620,899	$10,022,129	$ 8,765,635	$11,494,772
Income before cumulative effect of accounting change	$ 623,072	$ 727,025	$ 710,915	$ 595,026	$ 785,629
Earnings per share before cumulative effect of accounting change					
Basic	$ 2.69	$ 3.18	$ 3.00	$ 2.25	$ 3.00
Diluted	$ 2.64	$ 3.13	$ 2.97	$ 2.25	$ 3.00
Dividends declared per share	$ 1.34	$ 1.28	$ 1.22	$ 1.20	$ 1.50
Book value per share, year-end	$ 35.24	$ 33.78	$ 31.89	$ 29.78	$ 28.82
Common shares outstanding:					
At year-end	222,422	220,733	219,605	239,037	246,620
Weighted average - basic	223,047	220,944	226,580	245,127	246,396
Weighted average - diluted	227,303	224,734	228,541	245,327	246,572
Total assets	$26,947,969	$25,910,311	$25,451,896	$22,969,940	$22,836,694
Long-term obligations(b)	$ 7,482,269	$ 7,743,298	$ 8,214,724	$ 7,252,697	$ 7,349,349
Preferred and preference stock	$ 358,664	$ 360,522	$ 400,446	$ 558,105	$ 655,978
Long-term debt (excluding currently maturing debt)	$ 7,086,999	$ 7,321,028	$ 7,732,093	$ 6,612,583	$ 6,596,617
Return on average common equity	7.85%	10.04%	9.62%	7.77%	10.71%
Cash from operations	$ 2,181,703	$ 2,215,548	$ 1,967,847	$ 1,389,024	$ 1,835,682
DOMESTIC UTILITY ELECTRIC REVENUES:					
Residential	$ 2,439,590	$ 2,612,889	$ 2,524,529	$ 2,231,091	$ 2,299,317
Commercial	1,672,964	1,860,040	1,699,699	1,502,267	1,513,050
Industrial	1,850,476	2,298,825	2,177,236	1,878,363	1,829,085
Governmental	179,508	205,054	185,286	163,403	172,368
Total retail	6,142,538	6,976,808	6,586,750	5,775,124	5,813,820
Sales for resale	330,010	395,353	423,519	397,844	448,842
Other	173,866	(127,334)	209,417	98,446	(126,340)
Total	**$ 6,646,414**	**$ 7,244,827**	**$ 7,219,686**	**$ 6,271,414**	**$ 6,136,322**
DOMESTIC UTILITY ELECTRIC SALES:					
(Millions of KWh)					
Residential	32,581	31,080	31,998	30,631	30,935
Commercial	25,354	24,706	24,657	23,775	23,177
Industrial	41,018	41,577	43,956	43,549	43,453
Governmental	2,678	2,593	2,605	2,564	2,659
Total retail	101,631	99,956	103,216	100,519	100,224
Sales for resale	9,828	8,896	9,794	9,714	11,187
Total	**111,459**	**108,852**	**113,010**	**110,233**	**111,411**

(a) Includes the effects of the sales of London Electricity and CitiPower in December 1998.

(b) Includes long-term debt (excluding currently maturing debt), preferred stock with sinking fund, preference stock, preferred securities of subsidiary trusts and partnership, and noncurrent capital lease obligations.

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS

Entergy Corporation is an investor-owned public utility holding company that operates primarily through three business segments.

- **U.S. UTILITY** generates, transmits, distributes, and sells electric power, with a small amount of natural gas distribution.
- **NON-UTILITY NUCLEAR** owns and operates five nuclear power plants and is primarily focused on selling electric power produced by those plants to wholesale customers.
- **ENERGY COMMODITY SERVICES** is focused almost exclusively on providing energy commodity trading and gas transportation and storage services through Entergy-Koch, LP. Energy Commodity Services also includes Entergy's non-nuclear wholesale assets business.

Following are the percentages of Entergy's consolidated revenues and net income generated by these segments and the percentage of total assets held by them:

	% of Revenue		
Segment	**2002**	**2001**	**2000**
U.S. Utility	82	77	74
Non-Utility Nuclear	14	8	3
Energy Commodity Services	4	14	23
Parent & Other	–	1	–

	% of Net Income		
Segment	**2002(1)**	**2001**	**2000**
U.S. Utility	97	77	87
Non-Utility Nuclear	32	17	7
Energy Commodity Services	(23)	14	8
Parent & Other	(6)	(8)	(2)

	% of Total Assets		
Segment	**2002**	**2001**	**2000**
U.S. Utility	78	78	81
Non-Utility Nuclear	17	13	9
Energy Commodity Services	8	9	10
Parent & Other	(3)	–	–

(1) The net income figures in 2002 include a $238 million net of tax charge in the Energy Commodity Services segment. If this charge were excluded, the percentages would be 70% for U.S. Utility, 23% for Non-Utility Nuclear, 11% for Energy Commodity Services, and (4%) for Parent & Other.

RESULTS OF OPERATIONS

Earnings applicable to common stock for the years ended December 31, 2002, 2001, and 2000 by operating segment are as follows (in thousands):

Operating Segment	2002	2001	2000
U.S. Utility	$ 583,251	$ 550,243	$ 586,642
Non-Utility Nuclear	200,505	127,880	49,158
Energy Commodity Services	(145,830)	105,939	54,908
Parent & Other	(38,566)	(57,866)	(11,414)
Total	$ 599,360	$ 726,196	$ 679,294

Results for 2002 were negatively affected by net charges ($238.3 million after-tax) reflecting the effect of Entergy's decision to discontinue additional greenfield power plant development and asset impairments resulting from the deteriorating economics of wholesale power markets principally in the United States and the United Kingdom. The net charges are discussed more fully below in the Energy Commodity Services discussion.

Entergy's income before taxes is discussed according to the business segments listed above. See Note 12 to the consolidated financial statements for further discussion of Entergy's business segments and their financial results in 2002, 2001, and 2000.

U.S. UTILITY

The increase in earnings for the U.S. Utility in 2002 from $550 million to $583 million was primarily due to a decrease in interest charges combined with an increase in other income, partially offset by decreases in operating income and interest income.

The decrease in earnings for the U.S. Utility in 2001 from $587 million to $550 million was primarily due to a decrease in operating income and increased interest charges, partially offset by an increase in interest income.

Operating Income

2002 Compared to 2001

Operating income decreased by $43.6 million in 2002 primarily due to:

- an increase in other operation and maintenance expenses of $273.2 million. $159.9 million of this increase is offset in other regulatory credits and relates to a March 2002 settlement agreement and 2001 earnings review that became final in the second quarter of 2002, allowing Entergy Arkansas to recover a large majority of 2000 and 2001 ice storm repair expenses through previously-collected transition cost account (TCA) amounts (the remaining increase in other operation and maintenance expenses is explained below); and

- an increase in depreciation and amortization expenses of $105.7 million primarily due to the effects in 2001 of the final Federal Energy Regulatory Commission (FERC) order addressing the System Energy Resources, Inc. (System Energy) 1995 rate filing.

Partially offsetting these decreases in operating income were the following:

- increased revenues of $155.7 million due to increased electricity usage in the service territories;
- an increase in revenue of $94.3 million due to an increase in the price applied to unbilled sales; and
- an increase in other regulatory credits of $121.3 million primarily due to a March 2002 settlement agreement allowing Entergy Arkansas to recover a large majority of 2000 and 2001 ice storm repair expenses through the previously-collected TCA amounts. This increase is offset in other operation and maintenance expenses.

> The increase in earnings in 2002 for Non-Utility Nuclear from $128 million to $201 million was primarily due to the operation of Indian Point 2 and Vermont Yankee, which were purchased in September 2001 and July 2002, respectively.

In addition to the effect of the March 2002 settlement agreement, the increase in other operation and maintenance expenses was primarily due to:

- an increase of $51.2 million in benefit costs;
- increased expenses of $24.5 million at Entergy Arkansas due to the reversal in 2001 of ice storm costs previously charged to expense in December 2000;
- an increase of $14.6 million in fossil plant expenses due to maintenance outages and turbine inspection costs at various plants;
- an increase of $10.9 million to reflect the current estimate of the liability for the future disposal of low-level radioactive waste materials; and
- lower nuclear insurance refunds of $6.7 million.

Fuel recovery mechanisms at the domestic utility companies (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans, collectively) generally provide for the deferral of fuel and purchased power costs above the amounts included in existing rates. Operating revenues include a decrease in fuel cost recovery revenue of $897.4 million and $60.5 million related to electric sales and gas sales, respectively, primarily due to lower fuel recovery factors resulting from decreases in the market prices of natural gas and purchased power in 2002. As such, this revenue decrease is offset by decreased fuel and purchased power expenses. Also contributing to the decrease in fuel cost recovery revenue was a lower fuel recovery surcharge in 2002 in the Texas jurisdiction of Entergy Gulf States.

2001 Compared to 2000

Operating income decreased $125.6 million in 2001 primarily due to:

- decreased revenues of $161.9 million due to decreased electricity usage in the service territories;
- a decrease in revenue of $161.7 million due to a decrease in the price applied to unbilled sales; and
- the accrual of $26.8 million in the TCA at Entergy Arkansas.

Partially offsetting these decreases in operating income were the following:

- a decrease in other operation and maintenance expenses of $95.6 million, which is explained below;
- a decrease in depreciation and amortization expense at System Energy of $74.5 million primarily resulting from the final resolution of its 1995 rate filing; and
- a decrease in decommissioning expense at System Energy of $32.4 million resulting from the final resolution of the FERC order addressing the 1995 rate increase filing.

The decrease in other operation and maintenance expenses in 2001 was primarily due to:

- a decrease in property damage expenses of $49.7 million primarily due to a reversal of $24.5 million in June 2001, upon recommendation from the Arkansas Public Service Commission (APSC), of ice storm costs previously charged to expense in December 2000 (the effect of the reversal of the ice storm costs on net income was largely offset by the adjustment to the TCA as a result of the 2000 earnings review in 2001);
- decreases in expenses of $9.3 million at Entergy Arkansas due to decreased transition to competition support costs and $11.0 million at Entergy Louisiana due to decreased legal fees; and
- decreases of $10.7 million and $14.6 million at Entergy Louisiana and Entergy Mississippi, respectively, because of maintenance and planned maintenance outages at certain fossil plants in 2000.

Operating revenues include an increase in fuel cost recovery revenue of $462.7 million related to electric sales, primarily due to increased fuel recovery factors at Entergy Arkansas, Entergy Gulf States in the Texas jurisdiction, and Entergy Mississippi, combined with higher fuel and purchased power costs recovered through fuel recovery mechanisms at Entergy Gulf States in the Louisiana jurisdiction and Entergy New Orleans due to the increased market prices of natural gas and purchased power early in 2001. As such, this revenue increase is offset by increased fuel and purchased power expenses.

Other Impacts on Results of Operations 2002 Compared to 2001

Results for the year ended December 31, 2002, for the U.S. Utility were also affected by the following:

- a decrease in interest income of $56.5 million, which is explained below;
- an increase in "miscellaneous – net" in other income of $26.7 million due to the cessation of amortization of goodwill in January 2002 upon implementation of Statement of Financial Accounting Standards (SFAS) 142 and settlement of liability insurance coverage at Entergy Gulf States; and
- a decrease in interest charges of $111.0 million, which is explained below.

The decrease in interest income in 2002 was primarily due to:

- interest recognized in 2001 on Grand Gulf 1's decommissioning trust funds resulting from the final order addressing System Energy's rate proceeding;
- interest recognized in 2001 at Entergy Mississippi and Entergy New Orleans on the deferred System Energy costs that were not being recovered through rates; and
- lower interest earned on declining deferred fuel balances.

The decrease in interest charges in 2002 is primarily due to:

- a decrease of $31.9 million in interest on long-term debt primarily due to the retirement of long-term debt in late 2001 and early 2002; and
- a decrease of $76.0 million in other interest expense primarily due to interest recorded on System Energy's reserve for rate refund in 2001. The refund was made in December 2001.

2001 Compared to 2000

Results for the year ended December 31, 2001, for the U.S. Utility were also affected by an increase in interest charges of $61.5 million primarily due to:

- the final FERC order addressing the 1995 System Energy rate filing;
- debt issued at Entergy Arkansas in July 2001, at Entergy Gulf States in June 2000 and August 2001, at Entergy Mississippi in January 2001, and at Entergy New Orleans in July 2000 and February 2001; and
- borrowings under credit facilities during 2001, primarily at Entergy Arkansas.

Non-Utility Nuclear

The increase in earnings in 2002 for Non-Utility Nuclear from $128 million to $201 million was primarily due to the operation of Indian Point 2 and Vermont Yankee, which were purchased in September 2001 and July 2002, respectively.

The increase in earnings in 2001 for Non-Utility Nuclear from $49 million to $128 million was primarily due to the operation of FitzPatrick and Indian Point 3 for a full year, as each was purchased in November 2000, and the operation of Indian Point 2, which was purchased in September 2001.

Following are key performance measures for Non-Utility Nuclear:

	2002	2001	2000
Net MW in operation at December 31	3,955	3,445	2,475
Generation in GWh for the year	29,953	22,614	7,171
Capacity factor for the year	93%	93%	94%

2002 Compared to 2001

The following fluctuations in the results of operations for Non-Utility Nuclear in 2002 were primarily caused by the acquisitions of Indian Point 2 and Vermont Yankee (except as otherwise noted):

- operating revenues increased $411.0 million to $1.2 billion;
- other operation and maintenance expenses increased $201.8 million to $596.3 million;
- depreciation and amortization expenses increased $25.1 million to $42.8 million;
- fuel expenses increased $29.4 million to $105.2 million;
- nuclear refueling outage expenses increased $23.9 million to $46.8 million, which was due primarily to a full year of amortization of Pilgrim and Indian Point 3 expenses;
- interest income increased $17.2 million to $71.3 million; and
- interest expense increased $12.1 million to $93.3 million.

2001 Compared to 2000

The following fluctuations in the results of operations for Non-Utility Nuclear in 2001 were primarily caused by the acquisition of FitzPatrick, Indian Point 3, and Indian Point 2:

- operating revenues increased $491.1 million to $789.2 million;
- other operation and maintenance expenses increased $217.6 million to $394.5 million;
- interest expense, primarily related to debt incurred to purchase the plants, increased $47.9 million to $81.1 million;
- fuel expenses increased $51.0 million to $75.8 million; and
- taxes other than income taxes increased $30.9 million to $40.1 million.

Energy Commodity Services

The decrease in earnings for Energy Commodity Services in 2002 from $106 million to a $146 million loss was primarily due to the impairment charges that are discussed below.

The increase in earnings for Energy Commodity Services in 2001 from $55 million to $106 million was primarily due to the strong performance of the trading and gas pipeline businesses of Entergy-Koch.

2002 Compared to 2001

The decrease in earnings for Energy Commodity Services in 2002 was primarily due to the charges to reflect the effect of Entergy's decision to discontinue additional greenfield power plant development and to reflect asset impairments resulting from the deteriorating economics of wholesale power markets principally in the United States and the United Kingdom. Entergy recorded net charges of $428.5 million ($238.3 million net of tax) to operating expenses. The net charges consist of the following:

- The power development business obtained contracts in October 1999 to acquire 36 turbines from General Electric. Entergy's rights and obligations under the contracts for 22 of the turbines were sold to an independent special-purpose entity in May 2001. $178.0 million of the charges, including an offsetting net of tax benefit of $18.5 million related to the subsequent sale of four turbines to a third party, is a provision for the net costs resulting from cancellation or sale of the turbines subject to purchase commitments with the special-purpose entity.
- $204.4 million of the charges results from the write-off of Entergy Power Development Corporation's equity investment in the Damhead Creek project and the impairment of the values of its Warren Power power plant and its Crete and RS Cogen projects. This portion of the charges reflects Entergy's estimate of the effects of reduced spark spreads in the United States and the United Kingdom. Damhead Creek was sold in December 2002, resulting in an after-tax gain of $31.4 million.
- $39.1 million of the charges relates to the restructuring of the non-nuclear wholesale assets business, and is comprised of $22.5 million of impairments of administrative fixed assets, $10.7 million of estimated sublease losses, and $5.9 million of employee-related costs.
- $32.7 million of the charges results from the write-off of capitalized project development costs for projects that will not be completed.
- A gain of $25.7 million ($15.9 million net of tax) was realized on the sale in August 2002 of an interest in projects under development in Spain.

Also, in the first quarter of 2002, Energy Commodity Services sold its interests in projects in Argentina, Chile, and Peru for net proceeds of $135.5 million. After impairment provisions recorded for these Latin American interests in 2001, the net loss realized on the sale in 2002 is insignificant.

Revenues and fuel and purchased power expenses decreased for Energy Commodity Services by $1,075.8 million and $876.9 million, respectively, in 2002 primarily due to:

- a decrease of $542.9 million in revenues and $539.6 million in fuel and purchased power expenses resulting from the sale of Highland Energy in the fourth quarter of 2001;
- a decrease of $161.7 million in revenues resulting from the sale of the Saltend plant in August 2001; and
- a decrease of $139.1 million in revenues and $133.5 million in purchased power expenses due to the contribution of substantially all of Entergy's power marketing and trading business to Entergy-Koch in February 2001. Earnings from Entergy-Koch are reported as equity in earnings of unconsolidated equity affiliates in the financial statements. The net income effect of the lower revenues was more than offset by the income from Entergy's investment in Entergy-Koch. The income from Entergy's investment in Entergy-Koch was $31.9 million higher in 2002 primarily as a result of earnings at Entergy-Koch Trading (EKT) and higher earnings at Gulf South Pipeline due to more favorable transportation contract pricing. Although the gain/loss days ratio reported below declined in 2002, EKT made relatively more money on the gain days than the loss days, and thus had an increase in earnings for the year.

Following are key performance measures for Entergy-Koch's operations for 2002 and 2001:

	2002	2001
Entergy-Koch Trading		
Gas volatility	61%	72%
Electricity volatility	48%	78%
Gas marketed (BCF/D)*(1)*	5.8	3.0
Electricity marketed (GWh)*(1)*	408,038	180,893
Gain/loss days	1.8	2.8
Gulf South Pipeline		
Throughput (BCF/D)	2.40	2.45
Production cost ($/MMBtu)	$0.094	$0.093

(1) Previously reported volumes, which included only U.S. trading, have been adjusted to reflect both U.S. and Europe volumes traded.

Entergy accounts for its 50% share in Entergy-Koch under the equity method of accounting. Certain terms of the partnership arrangement allocate income from various sources, and the taxes on that income, on a significantly disproportionate basis through 2003. Losses and distributions from operations are allocated to the partners equally. Substantially all of Entergy-Koch's profits were allocated to Entergy in 2002. Effective January 1, 2004, a revaluation of Entergy-Koch's assets for legal capital account purposes will occur, and future profit allocations will change after the revaluation. The profit allocations other than for weather trading and international trading are expected to become equal, unless special allocations are necessary to equalize the partners' legal capital accounts. Profit allocations for weather trading and international trading remain disproportionate to the ownership interests. Earnings allocated under the terms of the partnership agreement constitute equity, not subject to reallocation, for the partners.

2001 Compared to 2000

The increase in earnings for Energy Commodity Services in 2001 was primarily due to:

- the gain on the sale of the Saltend plant discussed below;
- the favorable results from Entergy-Koch discussed below;
- the $33.5 million ($23.5 million net of tax) cumulative effect of an accounting change marking to market the Damhead Creek gas contract;
- liquidated damages of $13.9 million ($9.7 million net of tax) received in 2001 from the Damhead Creek construction contractor as compensation for lost operating margin from the plant due to construction delays; and
- a $12.2 million ($7.9 million net of tax) gain on the sale of a permitted site in Desoto County, Florida, in May 2001.

> Although the gain/loss days ratio declined in 2002, EKT made relatively more money on the gain days than the loss days, and thus had an increase in earnings for the year.

Partially offsetting the increase in earnings for Energy Commodity Services in 2001 was the following:

- $60.1 million ($49.9 million net of tax) of losses or asset impairments recorded on Latin American investments and other development projects;
- a $9.8 million ($6.4 million net of tax) loss recorded primarily because of the pending cancellation of four gas turbines scheduled for delivery in 2004;
- liquidated damages of $55.1 million ($38.6 million net of tax) received in 2000 from the Saltend contractor as compensation for lost operating margin from the plant due to construction delays;
- a $19.7 million ($12.8 million net of tax) gain on the sale of the Freestone project located in Fairfield, Texas, in June 2000;
- increased depreciation expense of $23.6 million in 2001, primarily due to the commencement of the commercial operation of the Saltend and Damhead Creek plants; and
- increased interest expense of $78.7 million in 2001, primarily because of the commencement of commercial operation of the Saltend and Damhead Creek plants.

Revenues decreased for Energy Commodity Services by $983.3 million in 2001, primarily due to the contribution of substantially all of Entergy's power marketing and trading business to Entergy-Koch in 2001. As a result, in 2001, revenues from this activity were lower by $1,957.0 million compared to 2000 revenue for Entergy's power marketing and trading segment, and purchased power expenses were lower by $1,830.0 million. The net income effect in 2001 of the lower revenue was more than offset by the equity in earnings from Entergy's interest in Entergy-Koch. Entergy's earnings from this activity increased in 2001 as a result of increased electricity and gas trading volumes as well as a broader range of commodity sources and options provided to customers by the joint venture than provided previously by Entergy.

The decrease in revenues in 2001 was partially offset by an increase in operating revenues primarily due to an increase of $409.8 million from Highland Energy and an increase of $450.1 million from the Saltend and Damhead Creek plants. Highland Energy was acquired in June 2000, and the Saltend and Damhead Creek plants began commercial operation in late November 2000 and early 2001, respectively. Highland Energy was sold in the fourth quarter of 2001. The increase in revenues from Highland Energy, Damhead Creek, and Saltend is largely offset by increased fuel and purchased power expenses of $644.1 million and increased other operation and maintenance expenses of $94.6 million.

Entergy sold the Saltend plant in August 2001 and revenues include the $88.1 million ($57.2 million net of tax) gain on the sale.

Parent & Other

The loss from Parent & Other decreased in 2002 from $58 million to $39 million primarily due to:

- a decrease in income tax expense of $12.1 million resulting from the allocation of intercompany tax benefits; and
- a decrease in interest charges of $6.0 million.

The loss from Parent & Other increased in 2001 from $11 million to $58 million primarily due to:

- a decrease in interest income of $41.2 million;
- $21.8 million ($14.1 million net of tax) of merger-related expenses incurred by Entergy Corporation in the first quarter of 2001; and
- an increase in interest charges of $19.5 million.

The increased loss in 2001 was partially offset by the write-down in 2000 of investments in Latin American projects to their estimated fair values.

Income Taxes

The effective income tax rates for 2002, 2001, and 2000 were 32.1%, 38.3%, and 40.3%, respectively. See Note 3 to the consolidated financial statements for a reconciliation of the federal statutory rate of 35.0% to the effective income tax rates.

LIQUIDITY AND CAPITAL RESOURCES

This section discusses Entergy's capital structure, capital spending plans and other uses of capital, sources of capital, and the cash flow activity presented in the cash flow statement.

Capital Structure

Entergy's capitalization is balanced between equity and debt, as shown in the following table. The reduction in the percentage for 2002 is primarily the result of the sale of Damhead Creek in December 2002. Debt outstanding on the Damhead Creek facility was $458 million as of December 31, 2001.

	2002	2001	2000
Net debt to net capital at the end of the year	46.3%	49.7%	49.8%

Net debt consists of gross debt less cash and cash equivalents. Gross debt consists of notes payable, capital lease obligations, and long-term debt, including the currently maturing portion. Net capital consists of net debt, common shareholders' equity, and preferred stock and securities.

Long-term debt, including the currently maturing portion, makes up over 90% of Entergy's total debt outstanding. Following are Entergy's long-term debt principal maturities as of December 31, 2002, by operating segment (in millions):

Long-term Debt Maturities	2003	2004	2005	2006–2007	After 2007
U.S. Utility	$1,111	$855	$470	$466	$3,751
Non-Utility Nuclear	$ 87	$ 91	$ 95	$205	$ 205
Energy Commodity Services	$ 79	–	–	–	–
Parent and Other	–	$595	–	–	$ 267

These figures include principal payments on the Entergy Louisiana and System Energy sale-leaseback transactions, which are included in long-term debt on the balance sheet.

In the fourth quarter of 2002, the U.S. Utility issued $640 million of debt with maturities ranging from 2007 to 2032. Approximately $71 million of the proceeds of the debt issued in the fourth quarter were used to retire, in 2002, debt that was scheduled to mature in 2003, and the remainder will be used to meet certain 2003 maturities as they occur. Entergy Mississippi issued an additional $100 million of debt in January 2003 that matures in 2013. The proceeds will be used to repay, prior to maturity, debt of Entergy Mississippi that is scheduled to mature in 2003 and 2004. Note 7 to the consolidated financial statements provides more detail concerning long-term debt.

The Energy Commodity Services debt was paid at maturity in January 2003 using money drawn on Entergy Corporation's 364-day credit facility.

Capital lease obligations, including nuclear fuel leases, are a minimal part of Entergy's overall capital structure, and are discussed further in Note 10 to the consolidated financial statements. Following are Entergy's payment obligations under those leases (in millions):

	2003	2004	2005	2006–2007	After 2007
Capital lease payments, including nuclear fuel leases	$160	$137	$10	$9	$5

Notes payable, which include borrowings outstanding on credit facilities with original maturities of less than one year, were less than $1 million as of December 31, 2002. Entergy Corporation, Entergy Arkansas, Entergy Louisiana, and Entergy Mississippi each have 364-day credit facilities available as follows (in millions):

Company	Expiration Date	Amount of Facility	Amount Drawn as of Dec. 31, 2002
Entergy Corporation	May 2003	$1,450	$535
Entergy Arkansas	May 2003	$ 63	–
Entergy Louisiana	May 2003	$ 15	–
Entergy Mississippi	May 2003	$ 25	–

Although the Entergy Corporation credit line expires in May 2003, Entergy has the discretionary option to extend the period to repay the amount then outstanding for an additional 364-day term. Because of this option, which Entergy intends to exercise if it does not renew the credit line or obtain an alternative source of financing, the debt outstanding under the credit line is reflected in long-term debt on the balance sheet. The credit line is reflected as notes payable at December 31, 2001.

Operating Lease Obligations and Guarantees of Unconsolidated Obligations

In addition to the obligations listed above that are reflected on the balance sheet, Entergy has a minimal amount of operating leases and guarantees in support of unconsolidated obligations that are not reflected as liabilities on the balance sheet. These items are not on the balance sheet in accordance with generally accepted accounting principles.

Following are Entergy's payment obligations on noncancelable operating leases with a term over one year as of December 31, 2002 (in millions):

	2003	2004	2005	2006–2007	After 2007
Operating lease payments	$98	$91	$73	$98	$140

The operating leases are discussed more thoroughly in Note 10 to the consolidated financial statements.

Entergy's guarantees of unconsolidated obligations outstanding as of December 31, 2002 total a maximum amount of $267.5 million. In August 2001, EntergyShaw entered into a turnkey construction agreement with an Entergy subsidiary, Entergy Power Ventures, L.P. (EPV), and with Northeast Texas Electric Cooperative, Inc. (NTEC), providing for the construction by EntergyShaw of a 550 MW electric generating station to be located in Harrison County, Texas. Entergy has guaranteed the obligations of EntergyShaw to construct the plant, which will be 70% owned by EPV. Entergy's maximum liability on the guarantee is $232.5 million. In addition, one of the contracts transferred to Entergy-Koch by Entergy's power marketing and trading business is backed by an Entergy Corporation guarantee authorized in the amount of $35 million.

Capital Funds Agreement

Pursuant to an agreement with certain creditors, Entergy Corporation has agreed to supply System Energy with sufficient capital to:

- maintain System Energy's equity capital at a minimum of 35% of its total capitalization (excluding short-term debt);
- permit the continued commercial operation of Grand Gulf 1;
- pay in full all System Energy indebtedness for borrowed money when due; and
- enable System Energy to make payments on specific System Energy debt, under supplements to the agreement assigning System Energy's rights in the agreement as security for the specific debt.

Capital Expenditure Plans and Other Uses of Capital

Following are the amounts of Entergy's planned construction and other capital investments by operating segment for 2003 through 2005 (in millions):

Planned Construction and Capital Investment	2003	2004	2005
U.S. Utility	$924	$915	$965
Non-Utility Nuclear	$201	$142	$109
Energy Commodity Services	$ 24	$ 76	$ 3
Other	$ 7	$ 7	$ 9

The capital plan for the U.S. Utility primarily consists of spending for maintenance capital, supporting continued reliability improvements, and customer growth. Also included is the replacement of the Arkansas Nuclear One Unit 1 (ANO 1) steam generator and reactor vessel closure head. Entergy estimates the cost of the fabrication and replacement to be approximately $235 million, of which approximately $135 million will be incurred through 2004. Entergy expects the replacement to occur during a planned refueling outage in 2005. Entergy Arkansas filed in January 2003 a request for a declaratory order by the APSC that the investment in the replacement is in the public interest analogous to the order received in 1998 prior to the replacement of the steam generator for Arkansas Nuclear One Unit 2 (ANO 2). Receipt of an order relating to the replacement at ANO 1 would provide additional support for the inclusion of these costs in a future general rate case; however, management cannot predict the outcome of either the request for a declaratory order or a general rate proceeding.

The capital plan for Non-Utility Nuclear primarily consists of spending for maintenance capital. Entergy also includes some spending for power uprate projects in the estimate.

The capital plan for Energy Commodity Services primarily consists of Entergy's obligation to make a $73 million cash contribution to Entergy-Koch in January 2004. The completion of the Harrison County project is also included in the plan. The plant has been under construction since 2001. Entergy will own approximately 385 MW once construction is completed and operation has begun, which Entergy expects to occur in June 2003.

The planned construction and capital investments do not include potential investments in new businesses or assets. The estimated capital expenditures are subject to periodic review and modification and may vary based on the ongoing effects of business restructuring, regulatory constraints, business opportunities, market volatility, economic trends, and the ability to access capital.

Dividends and Stock Repurchases

Declarations of dividends on Entergy's common stock are made at the discretion of the Board. Among other things, the Board evaluates the level of Entergy's common stock dividends based upon Entergy's earnings, financial strength, and future investment opportunities. At its October 2002 meeting, the Board increased Entergy's quarterly dividend per share by 6%, to $0.35. In 2002, Entergy paid $299 million in cash dividends on its common stock.

In accordance with Entergy's stock option plans, Entergy periodically grants stock options to its employees, which may be exercised to obtain shares of Entergy's common stock. In order to reduce the potential increase in outstanding common shares created by the exercise of stock options, Entergy plans to purchase up to 10 million shares of its common stock through mid-2004 on a discretionary basis through open market purchases or privately negotiated transactions. Entergy repurchased 2,885,000 shares of common stock for a total purchase price of $118.5 million in 2002.

System Energy Letters of Credit

System Energy had three-year letters of credit in place that were scheduled to expire in March 2003 securing certain of its obligations related to the sales/leaseback of a portion of Grand Gulf 1. System Energy replaced the letters of credit with new three-year letters of credit totaling approximately $192 million that are backed by cash collateral. System Energy used approximately $192 million in March 2003 to provide this cash collateral.

Public Utility Holding Company Act of 1935 (PUHCA) Restrictions on Uses of Capital

Entergy's ability to invest in domestic and foreign generation businesses is subject to Securities and Exchange Commission (SEC) regulations under PUHCA. As authorized by the SEC, Entergy is allowed to invest an amount equal to 100% of its average consolidated retained earnings in domestic and foreign generation businesses. As of December 31, 2002, Entergy's investments subject to this rule totaled $1.97 billion constituting 52.5% of Entergy's average consolidated retained earnings.

Entergy's ability to guarantee obligations of Entergy's non-utility subsidiaries is also limited by the SEC's regulations under PUHCA. In August 2000, the SEC issued an order, effective through December 31, 2005, that allows Entergy to issue up to $2 billion of guarantees for the benefit of its non-utility companies.

Under PUHCA, the SEC imposes a limit equal to 15% of consolidated capitalization on the amount that may be invested in "energy-related" businesses without specific SEC approval. Entergy has made investments in energy-related businesses, including power marketing and trading. Entergy's available capacity to make additional investments at December 31, 2002, was approximately $1.8 billion.

Sources of Capital

Entergy's sources to meet its capital requirements and to fund potential investments include:

- internally generated funds, which have been the source of the majority of Entergy's capital;
- cash on hand ($1.3 billion as of December 31, 2002);
- securities issuances;
- bank financing under new or existing facilities; and
- sales of assets.

The majority of Entergy's internally generated funds come from the domestic utility companies and System Energy. Circumstances such as weather patterns, price fluctuations, and unanticipated expenses, including unscheduled plant outages, could affect the level of internally generated funds in the future. In the following section Entergy's cash flow activity for the previous three years is discussed.

Provisions within the Articles of Incorporation or pertinent indentures and various other agreements relating to the long-term debt and preferred stock of certain of Entergy Corporation's subsidiaries restrict the payment of cash dividends or other distributions on their common and preferred stock. As of December 31, 2002, Entergy Arkansas and Entergy Mississippi had restricted retained earnings unavailable for distribution to Entergy Corporation of $296.1 million and $36.2 million, respectively. Additionally, PUHCA prohibits Entergy Corporation's subsidiaries from making loans or advances to Entergy Corporation.

Short-term borrowings by the domestic utility companies and System Energy, including borrowings under the intra-company money pool, are limited to amounts authorized by the SEC. Under the SEC order authorizing the short-term borrowing limits, the domestic utility companies and System Energy cannot incur new short-term indebtedness if the issuer's common equity would comprise less than 30% of its capital. In addition, this order restricts Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, or System Energy from issuing long-term debt unless that debt will be rated as investment grade. See Note 4 to the consolidated financial statements for further discussion of Entergy's short-term borrowing limits.

Cash Flow Activity

As shown in Entergy's Statements of Cash Flows, cash flows for the years ended December 31, 2002, 2001, and 2000 were as follows (in millions):

	2002	2001	2000
Cash and cash equivalents at beginning of period	$ 752	$ 1,382	$ 1,214
Cash flow provided by (used in):			
Operating activities	2,181	2,216	1,968
Investing activities	(1,388)	(2,224)	(1,814)
Financing activities	(213)	(622)	20
Effect of exchange rates on cash and cash equivalents	3	–	(6)
Net increase (decrease) in cash and cash equivalents	583	(630)	168
Cash and cash equivalents at end of period	$ 1,335	$ 752	$ 1,382

Operating Cash Flow Activity

2002 Compared to 2001

Entergy's cash flow provided by operating activities decreased slightly in 2002 primarily due to the following:

- The U.S. Utility provided $2,341 million in operating cash flow, an increase of $693 million compared to 2001. The increase primarily resulted from the tax accounting election made by Entergy Louisiana that is discussed below.
- The parent company used $439 million in operating cash flow, compared to providing $407 million in 2001. The decrease primarily resulted from the payment that Entergy Corporation made to Entergy Louisiana pursuant to the tax accounting election made by Entergy Louisiana that is discussed below.
- The Non-Utility Nuclear business provided $282 million in operating cash flow, an increase of $18 million compared to 2001.
- Entergy's investment in Entergy-Koch used $47 million in operating cash flow in 2002, a decrease of $8 million compared to 2001. The use of cash primarily relates to tax payments on Entergy's share of the partnership income. Entergy did not receive a dividend from Entergy-Koch in 2002 or in 2001 because the joint venture is retaining capital for business opportunities.
- The non-nuclear wholesale asset business provided $43 million in operating cash flow in 2002, compared to using $73 million in 2001.

2001 Compared to 2000

Entergy's consolidated net cash flow provided by operating activities increased in 2001 primarily due to:

- an increase of $432 million in cash provided by the parent company, primarily due to the tax accounting election made by Entergy Louisiana that is discussed below and the receipt of a federal tax refund associated primarily with deductions for 2000 ice storm costs, partially offset by increased interest expense and the payment of FPL merger-related costs; and
- an increase of $171 million in cash provided by the Non-Utility Nuclear business, primarily from the operation of the FitzPatrick and Indian Point 3 plants purchased in the fourth quarter of 2000 and the Indian Point 2 plant purchased in the third quarter of 2001.

These increases were partially offset by a decrease of $129 million in cash provided by the U.S. Utility and net cash used of $128 million in 2001 compared to net cash provided of $64.3 million in 2000 by the Energy Commodity Services segment. The Energy Commodity Services segment includes the non-nuclear wholesale assets business and the Entergy-Koch joint venture. In 2001, the non-nuclear wholesale assets business used $73 million of net cash in operating activities; in 2000, the non-nuclear wholesale assets business provided $37 million of operating cash flow. This fluctuation is primarily due to a net loss, excluding the gain on the sale of the Saltend plant, generated in 2001 compared with net income generated in 2000. Entergy's investment in Entergy-Koch used $55 million of net cash in operating activities in 2001 compared with power marketing and trading providing $27 million of operating cash flow in 2000. This fluctuation is primarily because, although income from this activity was higher in 2001, Entergy did not receive dividends from Entergy-Koch, as the joint venture retained capital for business opportunities.

Entergy Louisiana Tax Election

In 2001 Entergy Louisiana changed its method of accounting for tax purposes related to the contract to purchase power from the Vidalia project (the contract is discussed in Note 9 to the consolidated financial statements). The new tax accounting method has provided a cumulative cash flow benefit of approximately $867 million through 2002, which is expected to reverse in the years 2003 through 2031. The election did not reduce book income tax expense. The timing of the reversal of this benefit depends on several variables, including the price of power. Approximately half of the consolidated cash flow benefit of the election occurred in 2001 and the remainder occurred in 2002. In accordance with Entergy's intercompany tax allocation agreement, the cash flow benefit for Entergy Louisiana occurred in the fourth quarter of 2002.

In a September 2002 settlement of a Louisiana Public Service Commission (LPSC) proceeding that concerned the Vidalia contract, the LPSC approved Entergy Louisiana's proposed treatment of the regulatory impact of the tax accounting election. In general, the settlement permits Entergy Louisiana to keep a portion of the tax benefit in exchange for bearing the risk associated with sustaining the tax treatment. The LPSC settlement divided the term of the Vidalia contract into two segments: 2002-12 and 2013-31. During the first eight years of the 2002-12 segment, Entergy Louisiana agreed to credit rates by flowing through its fuel adjustment calculation $11 million each year, beginning monthly in October 2002. Entergy Louisiana must credit rates in this way and by this amount even if Entergy Louisiana is unable to sustain the tax deduction. Entergy Louisiana also must credit rates by $11 million each year for an additional two years unless either the tax accounting method elected is retroactively repealed or the Internal Revenue Service denies the entire deduction related to the tax accounting method. Entergy Louisiana agreed to credit ratepayers additional amounts unless the tax accounting election is not sustained if it is challenged. During 2013-2031, Entergy Louisiana and its ratepayers would share the remaining benefits of this tax accounting election.

> The Non-Utility Nuclear business provided $282 million in operating cash flow, an increase of $18 million compared to 2001.

Investing Activities

2002 Compared to 2001

Net cash used in investing activities decreased by $836 million in 2002 primarily due to the following:

- Entergy used $420 million less cash in its 2002 nuclear power plant purchase than it used in its 2001 purchase. In July 2002, Entergy's Non-Utility Nuclear business purchased the 510 MW Vermont Yankee nuclear power plant for $180 million in cash. In September 2001, Entergy's Non-Utility Nuclear business purchased the 970 MW Indian Point 2 nuclear power plant for $600 million in cash. The liabilities to decommission both plants, as well as related decommissioning trust funds, were also transferred to Entergy. These decommissioning trust transfers are reflected in the non-cash activity section of the cash flow statements.
- Entergy made cash contributions of approximately $414 million in 2001 in connection with the formation of Entergy-Koch.
- Entergy did not make an investment in 2002 like the $272 million cash investment it made in 2001 to provide collateral for a line of credit that secures the installment obligations owed to the New York Power Authority (NYPA) for the acquisition of the FitzPatrick and Indian Point 3 nuclear power plants. As of December 31, 2002, $232 million remained invested as collateral for the line of credit.

- Entergy used $150 million to invest in temporary investments with a maturity of greater than 90 days in 2001, and those investments matured in 2002. This results in a net decrease of $300 million in cash used in 2002.

Partially offsetting the decrease in net cash used in investing activities were the following:

- Entergy received less cash from sales of businesses in 2002 than it received in 2001. The sale of the Saltend plant in August 2001 provided approximately $810 million in cash, while the sale of various projects in 2002 provided approximately $215 million in cash.
- Entergy spent approximately $150 million more on construction in 2002 than in 2001, primarily for construction of the Harrison County project.

2001 Compared to 2000

Net cash used in investing activities increased by $410 million in 2001 primarily due to the following:

- Entergy used $550 million more cash in its 2001 nuclear power plant purchase than it used in its 2000 nuclear power plant purchase. In September 2001, Entergy's Non-Utility Nuclear business purchased the 970 MW Indian Point 2 nuclear power plant for $600 million in cash. In 2000, Entergy paid $50 million cash and issued notes payable of approximately $750 million to NYPA to purchase the 980 MW Indian Point 3 and 825 MW FitzPatrick nuclear power plants.
- Entergy made cash contributions of approximately $414 million in connection with the formation of Entergy-Koch in 2001.
- Entergy made a $272 million cash investment in 2001to provide collateral for a line of credit that secures the installment obligations it owes to NYPA for the acquisition of the FitzPatrick and Indian Point 3 nuclear power plants.
- Entergy used $150 million to invest in temporary investments with a maturity of greater than 90 days in 2001.

Partially offsetting the increase in net cash used in investing activities were the following:

- Entergy received approximately $810 million in cash from the sale of the Saltend plant in August 2001.
- Entergy spent less on construction due to completion of the Saltend and Damhead Creek plants.
- The recovery of deferred fuel costs incurred at certain of the domestic utility companies increased in 2001. Entergy Arkansas, the Texas portion of Entergy Gulf States, and Entergy Mississippi (for 2000 only) have treated these costs as regulatory investments because these companies are allowed by their regulatory jurisdictions to recover the accumulated fuel cost regulatory asset over longer than a twelve-month period. Entergy Mississippi's fuel recovery mechanism changed effective January 2001, and Entergy Mississippi's fuel cost under-recoveries incurred after that date are being recovered over less than a twelve-month period. The companies will recover carrying charges on the under-recovered balances.

Financing Activities

2002 Compared to 2001

Financing activities used $409 million less cash in 2002 than in 2001 primarily due to the following:

- Entergy increased the net borrowings under Entergy Corporation's credit facilities by $295 million in 2002.
- Entergy Corporation issued $267 million of long-term notes in 2002.
- The non-nuclear wholesale assets business used $196 million less cash in 2002 to retire debt than it did in 2001. This primarily resulted from two transactions. The non-nuclear wholesale assets business retired $268 million of long-term debt in April 2002 related to the acquisition of the rights to purchase turbines from a special-purpose financing entity. In 2001 the non-nuclear wholesale assets business retired the $555 million outstanding on the Saltend credit facility when the plant was sold.
- Issuances of long-term debt net of retirements by the U.S. Utility segment provided $113 million less cash in 2002 than in 2001. Net issuances were $76 million in 2002 compared to $189 million in 2001.
- Entergy repurchased $81.6 million more of its common stock in 2002 than in 2001.

In a non-cash transaction in 2002, long-term debt was reduced by $488 million in the sale of the Damhead Creek plant when the purchaser assumed the Damhead Creek debt along with the acquisition of the plant.

2001 Compared to 2000

Financing activities used cash in 2001 compared to providing a small amount of cash in 2000 primarily due to:

- the $555 million retirement of the Saltend credit facility in August 2001 when the plant was sold;
- a higher amount of net issuances of debt by the U.S. Utility in 2000 than in 2001;
- no additional borrowings in 2001 under the Saltend and Damhead Creek credit facilities due to the completion of the construction of the plants in 2000 (in 2000, borrowings under the Damhead Creek credit facility increased by approximately $164 million to finance construction of the plant); and
- a reduction in the amount of debt outstanding on the Entergy Corporation credit facility.

Partially offsetting the increase in cash used in 2001 were the following:

- decreased repurchases of Entergy's common stock in 2001; and
- the redemption of Entergy Gulf States' preference stock in 2000.

SIGNIFICANT FACTORS AND KNOWN TRENDS

RATE REGULATION AND FUEL-COST RECOVERY

The rates that the domestic utility companies and System Energy charge for their services are an important item influencing Entergy's financial position, results of operations, and liquidity. These companies are closely regulated and the rates charged to their customers are determined in regulatory proceedings, except for a portion of Entergy Gulf States' operations. Governmental agencies, including the APSC, the Council of the City of New Orleans, Louisiana (City Council), the LPSC, the Mississippi Public Service Commission (MPSC), the Public Utility Commission of Texas (PUCT), and FERC, are primarily responsible for approval of the rates charged to customers. Material retail rate proceedings are summarized below and described in more detail in Note 2 to the consolidated financial statements.

Company	Authorized ROE	Pending Proceedings/Events
Entergy Arkansas	11.0%	No cases are pending. Transition cost account mechanism expired on December 31, 2001.
Entergy Gulf States – Texas	10.95%	Base rates have been frozen since settlement order issued in June 1999. Freeze will likely extend to the start of retail open access, which is currently not expected to occur until at least the first quarter of 2004.
Entergy Gulf States – Louisiana	11.1%	The LPSC approved a settlement in December 2002 resolving the 4th – 8th post-merger earnings reviews resulting in a $22.1 million prospective rate reduction effective January 2003 and a refund of $16.3 million. Also, the 9th earnings analysis (2002), the last required post-merger earnings analysis, and prospective revenue study are currently pending before the LPSC with hearings set for October 2003. In conjunction with the LPSC staff, Entergy Gulf States is currently pursuing a formula rate plan proposal.
Entergy Louisiana	9.7%-11.3%(1)	The LPSC approved a settlement in July 2002 covering the 5th and 6th annual rate reviews and future rate regulation that included a small rate reduction and reaffirmed the ROE midpoint of 10.5%. Entergy Louisiana's current rates will remain in effect until changed pursuant to a new formula rate plan filing or revenue analysis to be filed by June 30, 2003. In conjunction with the LPSC staff, Entergy Louisiana is currently pursuing a formula rate plan proposal.
Entergy Mississippi	10.64%-12.86%(2)	An annual formula rate plan is in place. In December 2002, the MPSC approved a joint stipulation that resulted in a $48.2 million rate increase and an ROE midpoint of 11.75%. Entergy Mississippi will make its next formula rate plan filing in March 2004.
Entergy New Orleans	11.4%	Rate case filed with the City Council in May 2002 requesting a rate increase of $44 million. An agreement in principle reached in March 2003 with the Advisors to the City Council would result in a $30 million base rate increase, if approved by the City Council. A decision is expected in mid-2003.
System Energy	10.94%	ROE approved by July 2001 FERC order. No cases pending before FERC.

(1) Entergy Louisiana's formula rate plan expired with the 2001 test year. Under the expired formula, if Entergy Louisiana earned outside of the bandwidth range, rates would be adjusted on a prospective basis. If earnings were above the bandwidth range, rates would be reduced by 60% of the overage, and if below, increased by 60% of the shortfall.

(2) If Entergy Mississippi earns outside of the bandwidth range, rates will be adjusted on a prospective basis. If earnings are above the bandwidth range, rates are reduced by 50% of the overage, and if below, increased by 50% of the shortfall. The range presented is not adjusted for performance measures, under which the ROE midpoint can increase or decrease by as much as 1%.

In addition to the regulatory scrutiny connected with base rate proceedings, the domestic utility companies' fuel costs recovered from customers are subject to regulatory scrutiny. The domestic utility companies' significant fuel cost proceedings are described in Note 2 to the consolidated financial statements.

The domestic utility companies have historically engaged in the coordinated planning, construction, and operation of generating and transmission facilities under the terms of an agreement called the System Agreement that has been approved by FERC. Litigation involving the System Agreement has been initiated by the LPSC and City Council. These proceedings include challenges to the allocation of costs as defined by the System Agreement, raise questions of imprudence by the domestic utility companies in their execution of the System Agreement, and seek support for local regulatory authority over System Agreement issues. Entergy believes that any changes in the allocation of costs would not have a material effect on Entergy's financial condition because any changes should result in similar rate changes for retail customers. Entergy further believes that state and local regulators are pre-empted by federal law from reviewing and deciding System Agreement issues for themselves. An unrelated case currently pending between the LPSC and Entergy Louisiana raises the question whether a state regulator is pre-empted by federal law from reviewing and interpreting FERC rate schedules that are part of the System Agreement, and from subsequently enforcing that interpretation. The LPSC interpreted a System Agreement rate schedule in the unrelated case, and then sought to enforce its interpretation. The Louisiana Supreme Court affirmed. In January 2003, the U.S. Supreme Court granted Entergy Louisiana's request for a writ of certiorari for purposes of reviewing the decision of the LPSC and the Louisiana Supreme Court. Entergy cannot predict the timing or outcome of these proceedings.

Market and Credit Risks

Market risk is the risk of changes in the value of commodity and financial instruments, or in future operating results or cash flows, in response to changing market conditions. Entergy is exposed to the following significant market risks:

- the commodity price risk associated with Entergy's Non-Utility Nuclear and Energy Commodity Services segments;
- the foreign currency exchange rate risk associated with certain of Entergy's contractual obligations; and
- the interest rate and equity price risk associated with Entergy's investments in decommissioning trust funds.

Entergy is also exposed to credit risk. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract or agreement. Where it is a significant consideration, counterparty credit risk is addressed in the discussions that follow.

Commodity Price Risk

Power Generation

The sale of electricity from the power generation plants owned by Entergy's Non-Utility Nuclear business and Energy Commodity Services, unless otherwise contracted, is subject to the fluctuation of market power prices. Entergy's Non-Utility Nuclear business has entered into power purchase agreements (PPAs) and other contracts to sell the power produced by its power plants at prices established in the PPAs. Entergy continues to pursue opportunities to extend the existing PPAs and to enter into new PPAs with other parties. Following is a summary of the amount of Entergy's Non-Utility Nuclear business' and Energy Commodity Services' output that is currently sold forward under physical or financial contracts at fixed prices:

	2003	2004	2005	2006	2007
Non-Utility Nuclear:					
% of planned generation sold forward	100%	92%	25%	11%	9%
Planned generation (GWh)	33,317	33,361	34,006	34,613	34,300
Average price per MWh	$37.06	$38.36	$35.94	$31.97	$31.42
Energy Commodity Services:					
% of planned generation sold forward	38%	18%	22%	19%	21%
Planned generation (GWh)	3,124	3,249	3,820	3,494	3,618
Contracted spark spread per MWh	$11.70	$10.63	$10.62	$ 9.69	$ 9.68

The Vermont Yankee acquisition included a 10-year PPA under which the former owners will buy the power produced by the plant through the expiration of the current operating license for the plant. The PPA includes an adjustment clause under which the prices specified in the PPA will be adjusted downward annually, beginning in 2006, if power market prices drop below the PPA prices. Accordingly, because the price is not fixed, the table above does not report power from that plant as sold forward after 2005.

Under the PPAs with NYPA for the output of power from Indian Point 3 and FitzPatrick, the Non-Utility Nuclear business is obligated to produce at an average capacity factor of 85% with a financial true-up payment to NYPA should NYPA's cost to purchase power due to an output shortfall be higher than the PPAs' price. The calculation of any true-up payments is based on two two-year periods. For the first period, which ran through November 20, 2002, Indian Point 3 and FitzPatrick operated at 95% and 97%, respectively, under the true-up formula. Credits of up to 5% reflecting period one generation above 85% can be used to offset any output shortfalls in the second period, which runs through the end of the PPAs on December 31, 2004.

Entergy continually monitors industry trends in order to determine whether asset impairments or other losses could result from a decline in value, or cancellation, of merchant power projects, and records provisions for impairments and losses accordingly.

Entergy's Non-Utility Nuclear business has entered into power purchase agreements and other contracts to sell the power produced by its power plants at prices established in the PPAs.

Marketing and Trading

The earnings of Entergy's Energy Commodity Services segment are exposed to commodity price market risks primarily through Entergy's 50%-owned, unconsolidated investment in Entergy-Koch. Entergy-Koch Trading uses value-at-risk models as one measure of the market risk of a loss in fair value for EKT's natural gas and power trading portfolio. Actual future gains and losses in portfolios will differ from those estimated based upon actual fluctuations in market rates, operating exposures, and the timing thereof, and changes in the portfolio of derivative financial instruments during the year.

To manage its portfolio, EKT enters into various derivative and contractual transactions in accordance with the policy approved by the trading committee of the governing board of Entergy-Koch. The trading portfolio consists of physical and financial natural gas and power as well as other energy and weather-related contracts. These contracts take many forms, including futures, forwards, swaps, and options.

Characteristics of EKT's value-at-risk method and the use of that method are as follows:

- Value-at-risk is used in conjunction with stress testing, position reporting, and profit and loss reporting in order to measure and control the risk inherent in the trading and mark-to-market portfolios.
- EKT estimates its value-at-risk using a model based on J.P. Morgan's Risk Metrics methodology combined with a Monte Carlo simulation approach.
- EKT estimates its daily value-at-risk for natural gas and power using a 97.5% confidence level. EKT's daily value- at-risk is a measure that indicates that, if prices moved against the positions, the loss in neutralizing the portfolio would not be expected to exceed the calculated value-at-risk.

- EKT seeks to limit the daily value-at-risk on any given day to a certain dollar amount approved by the trading committee.

EKT's value-at-risk measures, which it calls Daily Earnings at Risk (DE@R), for its trading portfolio were as follows (in millions):

	2002	2001
DE@R at end of period	$15.2	$5.5
Average DE@R for the period	$10.8	$6.4

EKT's DE@R increased in 2002 compared to 2001 as a result of an increase in the size of the position held and an increase in the volatility of natural gas prices in the latter part of the year.

For all derivative and contractual transactions, EKT is exposed to losses in the event of nonperformance by counterparties to these transactions. Relevant considerations when assessing EKT's credit risk exposure include:

- EKT's operations are primarily concentrated in the energy industry.
- EKT's trade receivables and other financial instruments are predominantly with energy, utility, and financial services related companies, as well as other trading companies in the U.S., United Kingdom (UK), and Western Europe.
- EKT maintains credit policies, which its management believes minimize overall credit risk.
- Prospective and existing customers are reviewed for creditworthiness based upon pre-established standards, with customers not meeting minimum standards providing various secured payment terms, including the posting of cash collateral.
- EKT also has master netting agreements in place. These agreements allow EKT to offset cash and non-cash gains and losses arising from derivative instruments with the same counterparty. EKT's policy is to have such master netting agreements in place with significant counterparties.

Based on EKT's policies, risk exposures, and valuation adjustments related to credit, EKT does not anticipate a material adverse effect on its financial position as a result of counterparty nonperformance. As of December 31, 2002 approximately 86% of EKT's counterparty credit exposure is associated with companies that have at least investment grade credit ratings.

Following are EKT's mark-to-market assets (liabilities) and the period within which the assets (liabilities) would be realized (paid) in cash if they are held to maturity and market prices are unchanged (in millions):

Maturities and Sources for Fair Value of Trading Contracts at December 31, 2002	2003	2004	2005-2006	Total
Prices actively quoted	$45.0	$45.1	$(20.2)	$69.9
Prices provided by other sources	24.4	3.3	1.9	29.6
Prices based on models	(13.3)	1.3	3.4	(8.6)
Total	$56.1	$49.7	$(14.9)	$90.9

Following is a roll-forward of the change in the fair value of EKT's mark-to-market contracts during 2002 (in millions):

	2002
Fair value of contracts at December 31, 2001	$106
Fair value of contracts settled during the year	(347)
Initial recorded value of new contracts entered into during the year	7
Net option premiums received during the year	(78)
Change in fair value of contracts attributable to market movements during the year	403
Net change in contracts outstanding during the year	(15)
Fair value of contracts at December 31, 2002	$ 91

Foreign Currency Exchange Rate Risk

Entergy Gulf States, System Fuels, and Entergy's Non-Utility Nuclear business entered into foreign currency forward contracts to hedge the Euro-denominated payments due under certain purchase contracts. The notional amounts of the foreign currency forward contracts are 249.5 million Euro and the forward currency rates range from .8624 to .9664. The maturities of these forward contracts depend on the purchase contract payment dates and range in time from January 2003 to January 2007. The mark-to-market valuation of the forward contracts at December 31, 2002 was a net asset of $38.9 million. The counterparty banks obligated on 233.0 million Euro of the notional amount of these agreements are rated by Standard & Poor's Rating Services at AA on their senior debt obligations as of December 31, 2002. The counterparty bank obligated on 16.5 million Euro of the notional amount of these agreements is rated by Standard & Poor's Rating Services at A+ on its senior debt obligations as of December 31, 2002.

Interest Rate and Equity Price Risk – Decommissioning Trust Funds

Entergy's nuclear decommissioning trust funds are exposed to fluctuations in equity prices and interest rates. The Nuclear Regulatory Commission (NRC) requires Entergy to maintain trusts to fund the costs of decommissioning ANO 1, ANO 2, River Bend, Waterford 3, Grand Gulf 1, Pilgrim, Indian Point 1 and 2, and Vermont Yankee (NYPA currently retains the decommissioning trusts and liabilities for Indian Point 3 and FitzPatrick). The funds are invested primarily in equity securities; fixed-rate, fixed-income securities; and cash and cash equivalents. Management believes that exposure of the various funds to market fluctuations will not affect the financial results of operations for the ANO, River Bend, Grand Gulf 1, and Waterford 3 trust funds because of the application of regulatory accounting principles. The Pilgrim, Indian Point 1 and 2, and Vermont Yankee trust funds collectively hold approximately $841 million of fixed-rate, fixed-income securities as of December 31, 2002. These securities have an average coupon rate of approximately 6.0%, an average duration of approximately 5.2 years, and an average maturity of approximately 8.3 years. The Pilgrim, Indian Point 1 and 2, and Vermont Yankee trust funds also collectively hold equity securities worth approximately $358 million as of December 31, 2002. These securities are generally held in funds that are designed to approximate or somewhat exceed the return of the Standard & Poor's 500 Index, and a small percentage of the securities are held in a fund intended to replicate the return of the Wilshire 4500 Index. The decommissioning trust funds are discussed more thoroughly in Notes 1 and 9 to the consolidated financial statements.

Utility Restructuring

Major changes are occurring in the wholesale and retail electric utility business, including in the electric transmission business. In Entergy's U.S. Utility service territory, movement to retail competition either has not occurred, has been significantly delayed, or has been abandoned. At FERC, the pace of restructuring at the wholesale level has begun but has also been delayed. It is too early to predict the ultimate effects of changes in U.S. energy markets. Restructuring issues are complex and are continually affected by events at the national, regional, state, and local levels. These changes may result, in the long-term, in fundamental changes in the way traditional integrated utilities and holding company systems, like the Entergy system, conduct their business. Some of these changes may be positive for Entergy, while others may not be.

In Entergy's U.S. Utility service territory, movement to retail competition either has not occurred, has been significantly delayed, or has been abandoned. At FERC, the pace of restructuring at the wholesale level has begun but has also been delayed.

In the long-term, these changes may result in increased costs associated with utility unbundling of services or functions and transitioning in new organizational structures and ways of conducting business. It is possible that the new organizational structures that may be required will result in lost economies of scale, less beneficial cost sharing arrangements within utility holding company systems, and, in some cases, greater difficulty and cost in accessing capital. Furthermore, these changes could result in early refinancing of debt, the reorganization of debt, or other obligations between newly formed companies and Entergy. As a result of federal and state "codes of conduct" and affiliate transaction rules, adopted as part of restructuring, new non-utility affiliates in Entergy's system may be precluded from, or limited in, doing business with affiliated electric market participants, or have prices set at the lower of cost or market. In addition, regulators may impose limits on (price caps), rather than have the market set, wholesale energy prices. There are a number of other changes that may result from electric business competition and unbundling, including, but not limited to, changes to labor relations, management and staffing, structure of operations, environmental compliance responsibility, and other aspects of the utility business.

Transmission

In 2000, FERC issued an order encouraging electric utilities to voluntarily place their transmission facilities under the control of independent regional transmission organizations (RTOs). These organizations were to be operational by December 15, 2001, but delays have occurred as utility companies and federal and state regulators work to resolve various issues related to the establishment of RTOs.

Entergy's domestic utility companies are participating with other transmission owners within the southeastern United States to establish an RTO, the proposed SeTrans RTO. In October 2002, FERC issued a declaratory order approving certain central aspects of the SeTrans RTO proposal. Because of retail regulatory concerns regarding RTOs, certain retail regulators ordered the domestic utility companies to evaluate the costs and benefits associated with establishing such entities. The Southeastern Association of Regulatory Utility Commissions commissioned a separate cost-benefit study that was intended to evaluate similar issues for the entire Southeast, including the region that would be covered by the proposed SeTrans RTO. Both cost-benefit studies concluded that an RTO, if properly structured (e.g., locational marginal prices to manage congestion, participant funding for expansion cost), can provide benefits for the customers of the domestic utility companies. However, a number of important issues relating to the design of the transmission tariffs and the terms of the proposed SeTrans RTO remain to be finalized and approved by regulators. Until this process is complete, Entergy cannot predict the impact that RTO developments will have on its financial condition, results of operations, or liquidity. Entergy does not expect the SeTrans RTO to become operational before the end of 2004.

Retail

Only in the Texas portion of Entergy Gulf States' service territory has there been significant retail open access activity, but implementation has been delayed in that territory. Entergy does not expect that retail open access within the context of a functional FERC-approved RTO is likely to begin for Entergy Gulf States before the end of 2004. Entergy Gulf States has recently filed a proposal with the PUCT for an interim solution to begin retail open access on January 1, 2004, or otherwise delay retail open access until at least 2007. While the PUCT has approved a basic business separation plan for Entergy Gulf States in Texas, several other proceedings necessary to implement retail open access are still pending in Texas. In addition, the LPSC has not approved certain matters needed for retail open access to begin in Texas. Delay in the start of retail open access may delay or jeopardize the regulatory approvals needed to comply with Texas, Louisiana, and federal law and may therefore have an adverse effect on Entergy. Retail open access legislation has not been enacted in the other jurisdictions in Entergy's service territory, except for in Arkansas, where it was recently repealed.

Nuclear Matters

The domestic utility companies, System Energy, and Non-Utility Nuclear subsidiaries own and operate, through affiliates, ten nuclear power generating units. Entergy is, therefore, subject to the risks related to owning and operating nuclear plants.

These include risks from the use, storage, handling and disposal of high-level and low-level radioactive materials, limitations on the amounts and types of insurance commercially available for losses in connection with nuclear operations, and technological and financial uncertainties related to decommissioning nuclear plants at the end of their licensed lives, including the sufficiency of funds in decommissioning trusts. In the event of an unanticipated early shutdown of any of Entergy's nuclear plants, Entergy may be required to provide additional funds or credit support to satisfy regulatory requirements for decommissioning.

Concerns are being expressed in public forums about the safety of nuclear generating units and nuclear fuel, in particular in the area where Entergy's Indian Point units are located, which are discussed in more detail below. These concerns have led to various proposals to federal regulators as well as governing bodies in some localities where Entergy owns nuclear plants for legislative and regulatory changes that could lead to the shut down of nuclear units, denial of license extension applications, municipalization of nuclear units, restrictions on nuclear units as a result of unavailability of sites for nuclear fuel disposal, or other adverse effects on owning and operating nuclear power plants. Entergy believes that its generating units are in compliance with NRC requirements and intends to vigorously respond to these concerns and proposals.

Groups of concerned citizens and local public officials have raised concerns about safety issues associated with Entergy's Indian Point power plants located in New York. They argue that Indian Point's security measures and emergency plans do not provide reasonable assurance to protect the public health and safety. The NRC has legal jurisdiction over these matters. In a decision that became final on December 13, 2002, the NRC denied a petition filed by Riverkeeper, Inc. asking the NRC to order Entergy to suspend operations, revoke the operating license or adopt other measures, including a temporary shutdown of Indian Point 2 and Indian Point 3. The NRC noted that after September 11, 2001, it ordered enhanced security measures at all nuclear facilities and found that as a result of the collective measures taken since September 11, 2001, the security at Indian Point provides adequate protection of public health and safety. The NRC further found that the existing emergency response plans are flexible enough to respond to a wide variety of adverse conditions, including a terrorist attack, and that the current spent fuel storage system adequately protects the public health and safety. Riverkeeper has petitioned the United States Court of Appeals for the Second Circuit for review of this final action of the NRC. In order to prevail, Riverkeeper must show that the NRC has violated the Atomic Energy Act, abused its discretion, and has completely abdicated its statutory duty regarding this matter. Entergy believes that the action of the NRC was based upon a thorough and thoughtful review of the law and the facts and that the NRC decision will be affirmed by the court.

In addition, certain concerns are being raised regarding the adequacy of the emergency response plans for Indian Point. These matters initially must be reviewed by the Federal Emergency Management Agency (FEMA). Jurisdiction as to the overall adequacy of emergency planning and preparedness for Indian Point lies with the NRC. Entergy believes that the emergency response plans for Indian Point are in compliance with NRC requirements and thus adequately protect public health and safety.

A January 2003 consultant's draft report prepared for the State of New York to review emergency preparedness around Indian Point concluded generically that federal emergency planning regulations and guidelines were not adequate to cope with new threats of terrorism. This conclusion was based in part on the view that radiation releases, including those caused by terrorist events, could be faster and larger than those for which the emergency plans were designed. As a result, even if emergency planning for Indian Point were to comply fully with all federal regulations and guidelines, this criticism in the report would stand. There were other plant-specific criticisms in the report. For these reasons, the report concluded that emergency planning for Indian Point is not adequate at this time. In March 2003, a final report was issued which reached similar conclusions. The NRC in reacting to the draft report observed that current emergency plans are already designed to cope with significant radiation releases regardless of cause and stated that it was reviewing the draft report's findings to determine if the emergency plans require modification.

A February 2003, report issued by FEMA Region II evaluated a September 2002 exercise and related activities for the ten-mile emergency planning zone around Indian Point. The report identified no deficiencies with respect to the exercise. The report did conclude that in the absence of corrected and updated state and county plans, FEMA could not provide "reasonable assurance" that appropriate measures can be taken in the event of a radiological emergency. If the state provided this information and a schedule of corrective actions by May 2, 2003, the report stated that FEMA would reevaluate this decision. If corrective actions are not taken, FEMA Region II indicated that (a) it would notify FEMA headquarters that assurance cannot be provided regarding the adequacy of the plans to protect the health and safety of the public and (b) FEMA headquarters would notify the NRC and Governor of New York of the same. The notice from FEMA to the NRC would begin corrective action periods. If corrective action were not taken by the end of these periods, the NRC must determine whether there is reasonable assurance regarding the adequacy of plans to protect the health and safety of the public. If the NRC determines that there is not such assurance, it has the authority to order the Indian Point plants to shut down.

Entergy is interacting with New York state and county officials, FEMA, NRC and other federal agencies to make additional improvements to the emergency response plans that may be warranted and to further assure them as to the adequacy of the plans. Entergy will vigorously oppose all attempts to shut down the Indian Point plants.

The Westchester County Executive announced his proposal to acquire Indian Point by purchase or condemnation and has announced an intention to commission a feasibility study regarding municipalization of Indian Point. At this time, considering the financial and legal impediments that the County would face in implementing this proposal, it is improbable that the County could condemn or municipalize Indian Point.

Litigation

Entergy and its subsidiaries are involved in the ordinary course of business in a substantial amount of employment, asbestos, hazardous material and other environmental and rate-related proceedings and litigation, a significant portion of which originates in Louisiana, Mississippi, and Texas. Entergy uses legal and appropriate means to contest litigation threatened or filed against it, but the litigation environment in these states poses a significant business risk.

CRITICAL ACCOUNTING ESTIMATES

The preparation of Entergy's financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that can have a significant effect on reported financial position, results of operations, and cash flows. Management has identified the following estimates as critical accounting estimates because they are based on assumptions and measurements that involve an unusual degree of uncertainty, and there is the potential that different assumptions and measurements could produce estimates that are significantly different than those recorded in Entergy's financial statements.

Nuclear Decommissioning Costs

Entergy owns a significant number of nuclear generation facilities in both its U.S. Utility and Non-Utility Nuclear business units. Regulations require that these facilities be decommissioned after the facility is taken out of service, and funds are collected and deposited in trust funds during the facilities' operating lives in order to provide for this obligation. Entergy conducts periodic decommissioning cost studies (typically updated every three to five years) to estimate the costs that will be incurred to decommission the facilities. Note 9 to the consolidated financial statements contains details regarding Entergy's most recent studies and the obligations recorded by Entergy related to decommissioning. The following key assumptions have a significant effect on these estimates:

- **Cost Escalation Factors** - Entergy's decommissioning revenue requirement studies include an assumption that decommissioning costs will escalate over present cost levels by annual factors ranging from 3.0% to 5.5%. A 50 basis point change in this assumption could change the ultimate cost of decommissioning a facility by as much as 11.0%.
- **Timing** - In projecting decommissioning costs, two assumptions must be made to estimate the timing of plant decommissioning. First, the date of the plant's retirement must be estimated. The expiration of the plant's operating license is typically used for this purpose, or an assumption could be made that the plant will be relicensed and operate for some time beyond the original license term. Second, an assumption must be made whether decommissioning will begin immediately upon plant retirement, or whether the plant will be held in "safestore" status for later decommissioning, as permitted by applicable regulations. While the impact of these assumptions cannot be determined with precision, assuming either license extension or use of a "safestore" status can significantly decrease the present value of these obligations.
- **Spent Fuel Disposal** - Federal regulations require the Department of Energy to provide a permanent repository for the storage of spent nuclear fuel, and recent legislation has been passed by Congress to develop this repository at Yucca Mountain, Nevada. However, until this site is available, nuclear plant operators must provide for interim spent fuel storage on the nuclear plant site, which can require the construction and maintenance of dry cask storage sites or other facilities. The costs of developing and maintaining these facilities can have a significant impact (as much as 16% of estimated decommissioning costs). Entergy's decommissioning studies include cost estimates for spent fuel storage, except for ANO 1 and 2. A study including these costs for ANO 1 and 2 is currently underway. However, these estimates could change in the future based on the timing of the opening of the Yucca Mountain facility, the schedule for shipments to that facility when it is opened, or other factors.
- **Technology and Regulation** - To date, there is limited practical experience in the U.S. with actual decommissioning of large nuclear facilities. As experience is gained and technology changes, cost estimates could also change. If regulations regarding nuclear decommissioning were to change, this could have a potentially significant impact on cost estimates. The impact of these potential changes is not presently determinable. Entergy's decommissioning cost studies assume current technologies and regulations.

The implications of these estimates vary significantly between Entergy's U.S. Utility and Non-Utility Nuclear businesses. Separate discussions of these implications by business unit follow.

U.S. Utility

Entergy collects substantially all of the projected costs of decommissioning the nuclear facilities in its U.S. Utility business unit through rates charged to customers, except for portions of River Bend, which is discussed in more detail below. The amounts collected through rates, which are based upon decommissioning cost studies, are deposited in decommissioning trust funds. These collections plus earnings on the trust fund investments are generally estimated to be sufficient to fund the future decommissioning costs. Accordingly, U.S. Utility decommissioning costs have no impact on Entergy's earnings, as accrued costs are offset by earnings on trust funds and collections from customers. For the U.S. Utility segment, if decommissioning cost study estimates were changed and approved by regulators, collections from customers would also change.

Approximately half of River Bend is not currently subject to cost-based ratemaking. When Entergy Gulf States obtained the

30% share of River Bend formerly owned by Cajun Electric Power Cooperative, Inc., Entergy Gulf States obtained decommissioning trust funds of $132 million, which have since grown to almost $150 million. Entergy Gulf States believes that these funds will be sufficient to cover the costs of decommissioning this portion of River Bend, and no further collections or deposits are being made for these costs. Additionally, under the Deregulated Asset Plan in the Louisiana jurisdiction of Entergy Gulf States, a portion of River Bend (approximately 16% of its total capacity) is excluded from rate base, and no amounts have been or are being collected for decommissioning for this portion of the plant.

In the U.S. Utility business unit, the obligations recorded by Entergy for decommissioning are classified either as a component of accumulated depreciation (ANO 1 and 2, Waterford 3, and the regulated portion of River Bend) or as a deferred credit (System Energy and the nonregulated portion of River Bend) in the line item entitled "Decommissioning." The amounts recorded for these obligations are comprised of collections from customers and earnings on the trust funds. The classification and recording of these obligations will change with the implementation of SFAS 143, which is discussed in more detail below.

Federal regulations require the Department of Energy to provide a permanent repository for the storage of spent nuclear fuel, and recent legislation has been passed by Congress to develop this repository at Yucca Mountain, Nevada.

Non-Utility Nuclear

In conjunction with the purchase of Entergy's Non-Utility Nuclear facilities, Entergy assumed the decommissioning obligations and received the related decommissioning trust funds (except for the NYPA acquisition, in which NYPA retained the decommissioning obligations for the Indian Point 3 and FitzPatrick units). Based on decommissioning cost studies and expected plant operation lives, Entergy believes that the amounts in the trust funds will be sufficient to fund future decommissioning costs without additional deposits from Entergy.

As Entergy has assumed these decommissioning obligations without any further external source of funding, changes in estimates of decommissioning costs for these units will have a direct impact on Entergy's financial position and results of operations. Upon purchase of the plants, Entergy recorded obligations that were equivalent to the amounts initially received in the decommissioning trust funds. These obligations are recorded as deferred credits in the line item entitled "Decommissioning." These obligations are accreted at implicit discount rates that are determined based upon the estimated costs of decommissioning. The accounting for these obligations will change with the implementation of SFAS 143, which is discussed in more detail below.

SFAS 143

Entergy implemented SFAS 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003. Nuclear decommissioning costs comprise substantially all of Entergy's asset retirement obligations, and the measurement and recording of Entergy's decommissioning obligations outlined above will change significantly with the implementation of SFAS 143. The most significant differences in the measurement of these obligations are outlined below:

- **Recording of Full Obligation** – SFAS 143 requires that the fair value of an asset retirement obligation be recorded when it is incurred. This will cause the recorded decommissioning obligation in Entergy's U.S. Utility business to increase significantly, as Entergy had previously only recorded this obligation as the related costs were collected from customers, and as earnings were recorded on the related trust funds.
- **Fair Value Approach** – SFAS 143 requires that these obligations be measured using a fair value approach. Among other things, this entails the assumption that the costs will be incurred by a third party and will therefore include appropriate profit margins and risk premiums. Entergy's decommissioning studies to date have been based on Entergy performing the work, and have not included any such margins or premiums. Inclusion of these items increases cost estimates.
- **Discount Rate** – SFAS 143 requires that these obligations be discounted using a credit-adjusted, risk-free rate. This will result in significant decreases in Entergy's decommissioning obligations in the Non-Utility Nuclear business, as this discount rate is higher than the implicit rates utilized by Entergy in accounting for these obligations through December 31, 2002.

The net effect of implementing this standard, to the extent that it was not recorded as regulatory assets or liabilities, will be recognized as a cumulative effect of an accounting change in Entergy's 2003 statement of income. Implementation will have the following effect on Entergy's financial statements:

- The net effect of implementing this standard for the rate-regulated business of the domestic utility companies and System Energy will be recorded as regulatory assets or liabilities, with no resulting impact on Entergy's net income. Assets and liabilities are expected to increase by approximately $1.1 billion in 2003 for the domestic utility companies and System Energy as a result of recording the asset retirement obligations at their fair values as determined under SFAS 143 and recording the related regulatory assets and liabilities. The implementation of SFAS 143 for the portion of River Bend not subject to cost-based ratemaking is expected to decrease earnings by approximately $25 million as a result of a one-time cumulative effect of accounting change.
- For the Non-Utility Nuclear business, the implementation of SFAS 143 is expected to result in a decrease in liabilities

in 2003 of approximately $520 million as a result of the discounting methodology required by SFAS 143. Assets are expected to decrease in 2003 by approximately $360 million. Earnings are expected to increase by approximately $160 million as a result of a one-time cumulative effect of accounting change.

Also, Entergy expects 2003 earnings for the Non-Utility Nuclear business to increase by approximately $15 million after-tax over the current level because of the change in accretion of the liability and depreciation of the associated costs. This effect will gradually decrease over future years.

Impairment of Long-lived Assets

Entergy has significant investments in long-lived assets in all of its segments, and Entergy evaluates these assets against the market economics and under the accounting rules for impairment whenever there are indications that impairments may exist. This evaluation involves a significant degree of estimation and uncertainty, and these estimates are particularly important in Entergy's U.S. Utility and Energy Commodity Services segments. In the U.S. Utility segment, portions of River Bend and Grand Gulf are not included in rate base, which could reduce the revenue that would otherwise be recovered for the applicable portions of those units' generation. In the Energy Commodity Services segment, Entergy's investments in merchant generation assets are subject to impairment if adverse market conditions arise.

There is currently an oversupply of electricity throughout the U.S., and it is necessary to project economic growth and other macroeconomic factors in order to project when this oversupply will cease and prices will rise.

In order to determine if Entergy should recognize an impairment of a long-lived asset that is to be held and used, accounting standards require that the sum of the expected undiscounted future cash flows from the asset be compared to the asset's carrying value. If the expected undiscounted future cash flows exceed the carrying value, no impairment is recorded; if such cash flows are less than the carrying value, Entergy is required to record an impairment charge to write the asset down to its fair value. If an asset is held for sale, an impairment is required to be recognized if the fair value (less costs to sell) of the asset is less than its carrying value.

These estimates are based on a number of key assumptions, including:

- **Future Power and Fuel Prices** - Electricity and gas prices have been very volatile in recent years, and this volatility is expected to continue for some time. This volatility necessarily increases the imprecision inherent in the long-term forecasts of commodity prices that are a key determinant of estimated future cash flows. There is currently an oversupply of electricity throughout the U.S., and it is necessary to project economic growth and other macroeconomic factors in order to project when this oversupply will cease and prices will rise. Similarly, gas prices have been volatile as a result of recent fluctuations in both supply and demand, and projecting future trends in these prices is difficult.
- **Market Value of Generation Assets** - Valuing assets held for sale requires estimating the current market value of generation assets. While market transactions provide evidence for this valuation, the market for such assets is volatile and the value of individual assets is impacted by factors unique to those assets.
- **Future Operating Costs** - Entergy assumes relatively minor annual increases in operating costs. Technological or regulatory changes that have a significant impact on operations could cause a significant change in these assumptions.

The carrying value of Entergy's nonregulated portions of River Bend and Grand Gulf approximates $1.2 billion at December 31, 2002. To date, Entergy's impairment tests have not required an impairment to be recorded for these assets.

Due to the oversupply of power that existed throughout the U.S. and the UK in 2002, and the resulting decreases in spark spreads, consistent with Entergy's point of view, Entergy's impairment tests indicated that a number of impairments were required to be recognized in 2002 in the Energy Commodity Services segment. These impairments, which were also accompanied by other charges related to the restructuring of Entergy's independent power business, are further detailed in Note 12 to the consolidated financial statements.

Mark-to-market Accounting

As required by generally accepted accounting principles, Entergy and Entergy-Koch mark-to-market commodity instruments held by them for trading and risk management purposes that are considered derivatives under SFAS 133 or energy trading contracts under Emerging Issues Task Force (EITF) 98-10. Because of the significant estimates and uncertainties inherent in mark-to-market accounting, this method is considered a critical accounting estimate for the Energy Commodity Services segment. Examples of commodity instruments that are marked to market include:

- commodity futures, options, swaps, and forwards that are expected to be net settled; and
- power sales agreements that do not involve delivery of power from Entergy's power plants.

Conversely, commodity contracts that are not considered derivatives or energy trading contracts, generally because they involve physical delivery of a commodity to the purchaser, are not marked to market. Examples of commodity contracts that are not marked to market include:

- the PPAs for Entergy's Non-Utility Nuclear plants;
- capacity purchases and sales by the U.S. Utility companies; and
- forward contracts that will result in physical delivery.

Fair value estimates of the commodity instruments that are marked to market are made at discrete points in time based on relevant market information. Market quotes are used in determining fair value whenever they are available. When market quotes are not available (e.g., of a long-dated commodity contract), other information is used, including transactional data and internally developed models. Fair value estimates based on these other methodologies are necessarily subjective in nature and involve uncertainties and matters of significant judgment. These uncertainties include projections of macroeconomic trends and future commodity prices, including supply and demand levels and future price volatility. The impact of these uncertainties, however, is lessened by the relatively short-term nature of the mark-to-market positions held by Entergy and EKT.

In addition, the EITF reached a consensus to rescind Issue No. 98-10 effective January 1, 2003. Rescinding Issue No. 98-10 will result in some energy-related contracts being accounted for on an accrual basis that were previously accounted for on a mark-to-market basis. Contracts that meet the provisions of SFAS 133 to qualify as derivatives will be marked to market in accordance with the guidance in SFAS 133. Contracts such as capacity, transportation, storage, tolling, and full requirements contracts that are based on physical assets and do not meet the provisions of SFAS 133 to qualify as derivatives will be accounted for using accrual accounting. Energy commodity inventories held by trading companies, such as physical natural gas, will be accounted for at the lower of cost or market. The adoption of the consensus will have minimal cumulative and ongoing earnings effects for Entergy's Energy Commodity Services business.

Pension and Other Postretirement Benefits

Entergy sponsors defined benefit pension plans which cover substantially all employees. Additionally, Entergy provides postretirement health care and life insurance benefits for substantially all employees who reach retirement age while still working for Entergy. Entergy's reported costs of providing these benefits, as described in Note 11 to the consolidated financial statements, are impacted by numerous factors including the provisions of the plans, changing employee demographics and various actuarial calculations, assumptions, and accounting mechanisms. Because of the complexity of these calculations, the long-term nature of these obligations, and the importance of the assumptions utilized, Entergy's estimate of these costs is a critical accounting estimate for the U.S. Utility and Non-Utility Nuclear segments.

Assumptions

Key actuarial assumptions utilized in determining these costs include:

- discount rates used in determining the future benefit obligations;
- projected health care cost trend rates;
- expected long-term rate of return on plan assets; and
- the rate of increase in future compensation levels.

Entergy reviews these assumptions on an annual basis and adjusts them as necessary. The falling interest rate environment and poor performance of the financial markets over the past several years have impacted Entergy's funding and reported costs for these benefits. In addition, these trends have caused Entergy to make a number of adjustments to its assumptions.

In selecting an assumed discount rate, Entergy reviews market yields on high-quality corporate debt. Based on recent market trends, Entergy reduced its discount rate from 7.5% in 2000 and 2001 to 6.75% in 2002. Entergy reviews actual recent cost trends and projected future trends in establishing health care cost trend rates. Based on this review, Entergy increased its health care cost trend rates from a range in 2001 of 8% gradually decreasing to 5% to a range in 2002 of 10% gradually decreasing to 4.5%.

In determining its expected long-term rate of return on plan assets, Entergy reviews past long-term performance, asset allocations, and long-term inflation assumptions. Entergy targets an asset allocation for its plan assets of roughly 65% equity securities and 35% fixed income securities. Based on recent market trends, Entergy decreased its expected long-term rate of return on plan assets from 9% in 2000 and 2001 to 8.75% for 2002. The trend of reduced inflation caused Entergy to reduce its assumed rate of increase in future compensation levels from 4.6% in 2000 and 2001 to 3.25% in 2002.

Cost Sensitivity

The following chart reflects the sensitivity of pension cost to changes in certain actuarial assumptions (in thousands):

Actuarial Assumption	Change in Assumption	Impact on 2002 Pension Cost	Impact on Projected Benefit Obligation
		Increase/(Decrease)	
Discount rate	(0.25%)	$3,043	$70,313
Rate of return on plan assets	(0.25%)	$4,335	$ –
Rate of increase in compensation	0.25%	$2,376	$15,556

The following chart reflects the sensitivity of postretirement benefit cost to changes in certain actuarial assumptions (in thousands):

Actuarial Assumption	Change in Assumption	Impact on 2002 Postretirement Benefit Cost	Impact on Accumulated Postretirement Benefit Obligation
		Increase/(Decrease)	
Health care cost trend	0.25%	$3,379	$20,900
Discount rate	(0.25%)	$2,105	$24,348

Each fluctuation above assumes that the other components of the calculation are held constant.

Accounting Mechanisms

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," Entergy utilizes a number of accounting mechanisms that reduce the volatility of reported pension costs. Differences between actuarial assumptions and actual plan results are deferred and are amortized into cost only when the accumulated differences exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If necessary, the excess is amortized over the average remaining service period of active employees.

Additionally, Entergy smoothes the impact of asset performance on pension expense over a twenty-quarter phase-in period through a "market-related" value of assets calculation. Since the market-related value of assets recognizes investment gains or losses over a twenty-quarter period, the future value of assets will be impacted as previously deferred gains or losses are recognized. As a result, the losses that the pension plan assets experienced in 2002 may have an adverse impact on pension cost in future years depending on whether the actuarial losses at each measurement date exceed the 10% corridor in accordance with SFAS 87.

Costs and Funding

In 2002, Entergy's total pension cost was $38 million and funding was $13 million. Taking into account asset performance and the changes made in the actuarial assumptions, Entergy does not anticipate 2003 pension cost to be materially different from 2002. Pension funding for 2003 is anticipated to be $39 million.

Due to negative pension plan asset returns over the past several years, Entergy's accumulated benefit obligation at December 31, 2002 exceeded plan assets. As a result, Entergy was required to recognize an additional minimum liability of $208.1 million ($175 million net of related pension assets) as prescribed by SFAS 87. This resulted in a charge to other comprehensive income of $11 million, after reductions for the unrecognized prior service cost, amounts recoverable in rates, and taxes. Net income for 2002 was not affected.

Total postretirement health care and life insurance benefit costs for Entergy in 2002 were $81 million. Because of a number of factors, including the increased health care cost trend rate, Entergy expects 2003 costs to approximate $108 million.

OTHER CONTINGENCIES

Entergy, as a company with multi-state domestic utility operations, and which also had investments in international projects, is subject to a number of federal, state, and international laws and regulations and other factors and conditions in the areas in which it operates, which potentially subject it to environmental, litigation, and other risks. Entergy periodically evaluates its exposure for such risks and records a reserve for those matters which are considered probable and estimable in accordance with generally accepted accounting principles.

Environmental

Entergy must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Under these various laws and regulations, Entergy could incur substantial costs to restore properties consistent with the various standards. Entergy conducts studies to determine the extent of any required remediation and has recorded reserves based upon its evaluation of the likelihood of loss and expected dollar amount for each issue. Additional sites could be identified which require environmental remediation for which Entergy could be liable. The amounts of environmental reserves recorded can be significantly affected by the following external events or conditions:

- changes to existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters;
- the identification of additional sites or the filing of other complaints in which Entergy may be asserted to be a potentially responsible party; and
- the resolution or progression of existing matters through the court system or resolution by the EPA.

Litigation

Entergy has been named as defendant in a number of lawsuits involving employment, ratepayer, and injuries and damages issues, among other matters. Entergy periodically reviews the cases in which it has been named as defendant and assesses the likelihood of loss in each case as probable, reasonably estimable, or remote and records reserves for cases which have a probable likelihood of loss and can be estimated. Notes 2 and 9 to the consolidated financial statements include more detail on ratepayer and other lawsuits and management's assessment of the adequacy of reserves recorded for these matters. Given the environment in which Entergy operates, and the unpredictable nature of many of the cases in which Entergy is named as a defendant, however, the ultimate outcome of the litigation Entergy is exposed to has the potential to materially affect the results of operations of Entergy, or its operating company subsidiaries.

Sales Warranty and Tax Reserves

Entergy's operations, including acquisitions and divestitures, require Entergy to evaluate risks such as the potential tax effects of a transaction, or warranties made in connection with such a transaction. Entergy believes that it has adequately assessed and provided for these types of risks, where applicable. Any reserves recorded for these types of issues, however, could be significantly affected by events such as claims made by third parties under warranties, additional transactions contemplated by Entergy, or completion of reviews of the tax treatment of certain transactions or issues by taxing authorities. Entergy does not expect a material adverse effect from these matters.

REPORT OF MANAGEMENT

Management of Entergy Corporation and its subsidiaries has prepared and is responsible for the financial statements and related financial information included herein. The financial statements are based on accounting principles generally accepted in the United States of America. Financial information included elsewhere in this report is consistent with the financial statements.

To meet their responsibilities with respect to financial information, management maintains and enforces a system of internal accounting controls designed to provide reasonable assurance, on a cost-effective basis, as to the integrity, objectivity, and reliability of the financial records, and as to the protection of assets. This system includes communication through written policies and procedures, an employee Code of Entegrity, and an organizational structure that provides for appropriate division of responsibility and the training of personnel. This system is also tested by a comprehensive internal audit program.

The Audit Committee of the Board of Directors, composed solely of Directors who are not employees of Entergy, meets with the independent auditors, management, and internal accountants periodically to discuss internal accounting controls and auditing and financial reporting matters. The Audit Committee appoints the independent auditors annually and reviews with the independent auditors the scope and results of the audit effort. The Committee also meets periodically with the independent auditors and the chief internal auditor without management, providing free access to the Committee.

Independent public accountants provide an objective assessment of the degree to which management meets its responsibility for fairness of financial reporting. They regularly evaluate the system of internal accounting controls and perform such tests and other procedures as they deem necessary to reach and express an opinion on the fairness of the financial statements.

Management believes that these policies and procedures provide reasonable assurance that its operations are carried out with a high standard of business conduct.

J. WAYNE LEONARD
Chief Executive Officer

C. JOHN WILDER
Executive Vice President
and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Entergy Corporation:

We have audited the accompanying consolidated balance sheets of Entergy Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income; of retained earnings, comprehensive income, and paid-in capital; and of cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Entergy Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, Entergy Corporation adopted the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" in 2002 and Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" in 2001.

Deloitte & Touche LLP

Deloitte & Touche LLP
New Orleans, Louisiana
February 21, 2003

CONSOLIDATED STATEMENTS OF INCOME

In thousands, except share data, for the years ended December 31,	2002	2001	2000
OPERATING REVENUES:			
Domestic electric	$6,646,414	$7,244,827	$7,219,686
Natural gas	125,353	185,902	165,872
Competitive businesses	1,533,268	2,190,170	2,636,571
Total	8,305,035	9,620,899	10,022,129
OPERATING EXPENSES:			
Operating and maintenance:			
Fuel, fuel-related expenses, and gas purchased for resale	2,154,596	3,681,677	2,645,835
Purchased power	832,334	1,021,432	2,662,881
Nuclear refueling outage expenses	105,592	89,145	70,511
Provision for turbine commitments, asset impairments and restructuring charges	428,456	–	–
Other operation and maintenance	2,488,112	2,151,742	1,943,814
Decommissioning	30,458	3,189	39,484
Taxes other than income taxes	380,462	399,849	370,344
Depreciation and amortization	839,181	721,033	746,125
Other regulatory charges (credits)—net	(141,836)	(20,510)	34,073
Total	7,117,355	8,047,557	8,513,067
OPERATING INCOME	1,187,680	1,573,342	1,509,062
OTHER INCOME:			
Allowance for equity funds used during construction	31,658	26,209	32,022
Gain on sale of assets—net	6,612	5,226	2,340
Interest and dividend income	118,325	159,805	163,050
Equity in earnings of unconsolidated equity affiliates	183,878	162,882	13,715
Miscellaneous—net	7,280	(4,769)	27,077
Total	347,753	349,353	238,204
INTEREST AND OTHER CHARGES:			
Interest on long-term debt	507,604	544,920	477,071
Other interest—net	116,519	197,638	85,635
Distributions on preferred securities of subsidiaries	18,838	18,838	18,838
Allowance for borrowed funds used during construction	(24,538)	(21,419)	(24,114)
Total	618,423	739,977	557,430
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	917,010	1,182,718	1,189,836
Income taxes	293,938	455,693	478,921
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	623,072	727,025	710,915
CUMULATIVE EFFECT OF ACCOUNTING CHANGE (NET OF INCOME TAXES OF $10,064)	–	23,482	–
CONSOLIDATED NET INCOME	623,072	750,507	710,915
Preferred dividend requirements and other	23,712	24,311	31,621
EARNINGS APPLICABLE TO COMMON STOCK	$ 599,360	$ 726,196	$ 679,294
Earnings per average common share before cumulative effect of accounting change:			
Basic	$ 2.69	$ 3.18	$ 3.00
Diluted	$ 2.64	$ 3.13	$ 2.97
Earnings per average common share:			
Basic	$ 2.69	$ 3.29	$ 3.00
Diluted	$ 2.64	$ 3.23	$ 2.97
Dividends declared per common share	$ 1.34	$ 1.28	$ 1.22
Average number of common shares outstanding:			
Basic	223,047,431	220,944,270	226,580,449
Diluted	227,303,103	224,733,662	228,541,307

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS, COMPREHENSIVE INCOME, AND PAID-IN CAPITAL

In thousands, for the years ended December 31,	2002		2001		2000	
RETAINED EARNINGS						
Retained Earnings—Beginning of period	$3,638,448		$3,190,639		$2,786,467	
Add: Earnings applicable to common stock	599,360	$599,360	726,196	$726,196	679,294	$679,294
Deduct:						
Dividends declared on common stock	299,031		278,342		275,929	
Capital stock and other expenses	84		45		(807)	
Total	299,115		278,387		275,122	
Retained Earnings—End of period	$3,938,693		$3,638,448		$3,190,639	
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)(NET OF TAX):						
Balance at beginning of period:						
Accumulated derivative instrument fair value changes	$ (17,973)		$ -		$ -	
Other accumulated comprehensive (loss) items	(70,821)		(75,033)		(73,805)	
Total	(88,794)		(75,033)		(73,805)	
Cumulative effect to January 1, 2002 of accounting change regarding fair value of derivative instruments	-		(18,021)		-	
Net derivative instrument fair value changes arising during the period	35,286	35,286	48	48	-	-
Foreign currency translation adjustments	65,948	(15,487)	4,615	4,615	(5,216)	(5,216)
Minimum pension liability adjustment	(10,489)	(10,489)	-	-	-	-
Net unrealized investment gains (losses)	(24,311)	(24,311)	(403)	(403)	3,988	3,988
Balance at end of period:						
Accumulated derivative instrument fair value changes	17,313		(17,973)		-	
Other accumulated comprehensive (loss) items	(39,673)		(70,821)		(75,033)	
Total	$ (22,360)		$ (88,794)		$ (75,033)	
Comprehensive Income		$584,359		$730,456		$678,066
PAID-IN CAPITAL						
Paid-in Capital—Beginning of period	$4,662,704		$4,660,483		$4,636,163	
Add:						
Common stock issuances related to stock plans	4,049		2,221		24,320	
Paid-in Capital—End of period	$4,666,753		$4,662,704		$4,660,483	

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

In thousands, as of December 31,	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents:		
Cash	$ 169,788	$ 129,866
Temporary cash investments—at cost, which approximates market	1,165,260	618,327
Special deposits	280	3,380
Total cash and cash equivalents	1,335,328	751,573
Other temporary investments	–	150,000
Notes receivable	2,078	2,137
Accounts receivable:		
Customer	323,215	294,799
Allowance for doubtful accounts	(27,285)	(28,355)
Other	244,621	295,771
Accrued unbilled revenues	319,133	268,680
Total receivables	859,684	830,895
Deferred fuel costs	55,653	172,444
Accumulated deferred income taxes	–	6,488
Fuel inventory—at average cost	96,467	97,497
Materials and supplies—at average cost	525,900	460,644
Deferred nuclear refueling outage costs	163,646	79,755
Prepayments and other	166,827	205,097
Total	3,205,583	2,756,530
OTHER PROPERTY AND INVESTMENTS:		
Investment in affiliates—at equity	824,209	766,103
Decommissioning trust funds	2,069,198	1,775,950
Non-utility property—at cost (less accumulated depreciation)	297,294	295,616
Other	270,889	495,542
Total	3,461,590	3,333,211
PROPERTY, PLANT AND EQUIPMENT:		
Electric	26,789,538	26,359,676
Property under capital lease	746,624	753,310
Natural gas	209,969	201,841
Construction work in progress	1,232,891	882,829
Nuclear fuel under capital lease	259,433	265,464
Nuclear fuel	263,609	232,387
Total property, plant and equipment	29,502,064	28,695,507
Less—accumulated depreciation and amortization	12,307,112	11,805,578
Property, plant and equipment—net	17,194,952	16,889,929
DEFERRED DEBITS AND OTHER ASSETS:		
Regulatory assets:		
SFAS 109 regulatory asset—net	844,105	946,126
Unamortized loss on reacquired debt	155,161	166,546
Other regulatory assets	738,328	707,439
Long-term receivables	24,703	28,083
Goodwill	377,172	377,172
Other	946,375	705,275
Total	3,085,844	2,930,641
TOTAL ASSETS	$26,947,969	$25,910,311

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

In thousands, as of December 31,	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Currently maturing long-term debt	$ 1,191,320	$ 682,771
Notes payable	351	351,018
Accounts payable	855,446	592,529
Customer deposits	198,442	188,230
Taxes accrued	385,315	550,133
Accumulated deferred income taxes	26,468	-
Nuclear refueling outage costs	14,244	2,080
Interest accrued	175,440	192,420
Obligations under capital leases	153,822	149,352
Other	171,341	396,616
Total	3,172,189	3,105,149
Deferred Credits and Other Liabilities:		
Accumulated deferred income taxes and taxes accrued	4,250,800	3,974,664
Accumulated deferred investment tax credits	447,925	471,090
Obligations under capital leases	155,943	181,085
Other regulatory liabilities	185,579	135,878
Decommissioning	1,565,997	1,194,333
Transition to competition	79,098	231,512
Regulatory reserves	56,438	37,591
Accumulated provisions	389,868	425,399
Other	1,145,232	801,040
Total	8,276,880	7,452,592
Long-term debt	7,086,999	7,321,028
Preferred stock with sinking fund	24,327	26,185
Preferred stock without sinking fund	334,337	334,337
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated deferrable debentures	215,000	215,000
Shareholders' Equity:		
Common stock, $.01 par value, authorized 500,000,000 shares; issued 248,174,087 shares in 2002 and in 2001	2,482	2,482
Paid-in capital	4,666,753	4,662,704
Retained earnings	3,938,693	3,638,448
Accumulated other comprehensive loss	(22,360)	(88,794)
Less—treasury stock, at cost (25,752,410 shares in 2002 and 27,441,384 shares in 2001)	747,331	758,820
Total	7,838,237	7,456,020
Commitments and Contingencies		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$26,947,969	$25,910,311

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, for the years ended December 31,	2002	2001	2000
OPERATING ACTIVITIES			
Consolidated net income	$ 623,072	$ 750,507	$ 710,915
Noncash items included in net income:			
Reserve for regulatory adjustments	18,848	(359,199)	18,482
Other regulatory charges (credits)—net	(141,836)	(20,510)	34,073
Depreciation, amortization, and decommissioning	869,638	724,222	785,609
Deferred income taxes and investment tax credits	(256,664)	87,752	124,457
Allowance for equity funds used during construction	(31,658)	(26,209)	(32,022)
Cumulative effect of accounting change	-	(23,482)	-
Gain on sale of assets—net	(6,612)	(5,226)	(2,340)
Equity in undistributed earnings of subsidiaries and unconsolidated affiliates	(181,878)	(150,799)	(13,715)
Provision for turbine commitments and asset impairments	428,456	-	-
Changes in working capital (net of effects from acquisitions and dispositions):			
Receivables	(43,957)	302,230	(437,146)
Fuel inventory	1,030	(3,419)	(20,447)
Accounts payable	286,230	(415,160)	543,606
Taxes accrued	462,956	486,676	20,871
Interest accrued	7,209	17,287	45,789
Deferred fuel	156,181	495,007	(38,001)
Other working capital accounts	(286,232)	(39,978)	102,336
Provision for estimated losses and reserves	10,533	19,093	6,019
Changes in other regulatory assets	71,132	119,215	(66,903)
Other	195,255	257,541	186,264
Net cash flow provided by operating activities	2,181,703	2,215,548	1,967,847
INVESTING ACTIVITIES			
Construction/capital expenditures	(1,530,301)	(1,380,417)	(1,493,717)
Allowance for equity funds used during construction	31,658	26,209	32,022
Nuclear fuel purchases	(250,309)	(130,670)	(121,127)
Proceeds from sale/leaseback of nuclear fuel	183,664	71,964	117,154
Proceeds from sale of businesses	215,088	784,282	61,519
Investment in other non-utility properties	(216,956)	(647,015)	(222,119)
Decrease (increase) in other investments	38,964	(631,975)	(15,943)
Changes in other temporary investments—net	150,000	(150,000)	321,351
Decommissioning trust contributions and realized change in trust assets	(84,914)	(95,571)	(63,805)
Other regulatory investments	(39,390)	(3,460)	(385,331)
Other	114,033	(68,067)	(44,016)
Net cash flow used in investing activities	(1,388,463)	(2,224,720)	(1,814,012)

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, for the years ended December 31,	2002	2001	2000
FINANCING ACTIVITIES:			
Proceeds from the issuance of:			
Long-term debt	1,197,330	682,402	904,522
Common stock	130,061	64,345	41,908
Retirement of:			
Long-term debt	(1,341,274)	(962,112)	(181,329)
Repurchase of common stock	(118,499)	(36,895)	(550,206)
Redemption of preferred stock	(1,858)	(39,574)	(157,658)
Changes in short-term borrowings—net	244,333	(37,004)	267,000
Dividends paid:			
Common stock	(298,991)	(269,122)	(271,019)
Preferred stock	(23,712)	(24,044)	(32,400)
Net cash flow provided by (used in) financing activities	(212,610)	(622,004)	20,818
Effect of exchange rates on cash and cash equivalents	3,125	325	(5,948)
Net increase (decrease) in cash and cash equivalents	583,755	(630,851)	168,705
Cash and cash equivalents at beginning of period	751,573	1,382,424	1,213,719
Cash and cash equivalents at end of period	$ 1,335,328	$ 751,573	$ 1,382,424
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid (received) during the period for:			
Interest—net of amount capitalized	$ 633,931	$ 708,748	$ 505,414
Income taxes	$ 57,856	$ (113,466)	$ 345,361
Noncash investing and financing activities:			
Debt assumed by the Damhead Creek purchaser	$ 488,432	–	–
Decommissioning trust funds acquired in nuclear power plant acquisitions	$ 310,000	$ 430,000	–
Change in unrealized depreciation of decommissioning trust assets	$ (72,982)	$ (34,517)	$ (11,577)
Long-term debt refunded with proceeds from long-term debt issued in prior period	$ (47,000)	–	–
Proceeds from long-term debt issued for the purpose of refunding prior long-term debt	–	$ 47,000	–
Acquisition of Indian Point 3 and FitzPatrick:			
Fair value of assets acquired	–	–	$ 917,667
Initial cash paid at closing	–	–	$ 50,000
Liabilities assumed and notes issued to seller	–	–	$ 867,667

See Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of Entergy Corporation and its direct and indirect subsidiaries. As required by generally accepted accounting principles, certain significant intercompany transactions have been eliminated in the consolidated financial statements. The domestic utility companies (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans, collectively) and System Energy maintain accounts in accordance with Federal Energy Regulatory Commission (FERC) and other regulatory guidelines. Certain previously reported amounts have been reclassified to conform to current classifications, with no effect on net income or shareholders' equity.

Use of Estimates in the Preparation of Financial Statements

The preparation of Entergy Corporation's consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Revenues and Fuel Costs

The domestic utility companies generate, transmit, and distribute electric power primarily to retail customers in Arkansas, Louisiana, including the City of New Orleans, Mississippi, and Texas. Entergy Gulf States distributes gas to retail customers in and around Baton Rouge, Louisiana and Entergy New Orleans distributes gas to retail customers in the City of New Orleans. Entergy's Non-Utility Nuclear and Energy Commodity Services segments derive almost all of their revenue from sales of electric power generated by plants owned by them.

System Energy's operating revenues are intended to recover from Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans operating expenses and capital costs attributable to Grand Gulf 1. The capital costs are computed by allowing a return on System Energy's common equity funds allocable to its net investment in Grand Gulf 1, plus System Energy's effective interest cost for its debt allocable to its investment in Grand Gulf 1. System Energy's 1995 rate proceeding that was resolved in 2001 is discussed in Note 2 to the consolidated financial statements.

Entergy recognizes revenue from electric power and gas sales when it delivers power or gas to its customers. To the extent that deliveries have occurred but a bill has not been issued, the domestic utility companies accrue an estimate of the revenues for energy delivered since the latest billings. Each month the estimated unbilled revenue amounts are recorded as revenue and a receivable, and the prior month's estimate is reversed.

The domestic utility companies' rate schedules include either fuel adjustment clauses or fixed fuel factors, both of which allow either current recovery in billings to customers or deferral of fuel costs until the costs are billed to customers. Because the fuel adjustment clause mechanism allows monthly adjustments to recover fuel costs, Entergy Louisiana, Entergy New Orleans, and the Louisiana portion of Entergy Gulf States include a component of fuel cost recovery in their unbilled revenue calculations. Where the fuel component of revenues is billed based on a pre-determined fuel cost (fixed fuel factor), the fuel factor remains in effect until changed as part of a general rate case, fuel reconciliation, or fixed fuel factor filing. Effective January 2001, Entergy Mississippi's fuel factor includes an energy cost rider that is adjusted quarterly. In the case of Entergy Arkansas and the Texas portion of Entergy Gulf States, their fuel under-recoveries are treated as regulatory investments in the cash flow statements because those companies are allowed by their regulatory jurisdictions to recover the fuel cost regulatory asset over longer than a twelve-month period, and the companies earn a carrying charge on the under-recovered balances.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost. For the domestic utility companies and System Energy, the original cost of plant retired or removed, plus the applicable removal costs, less salvage, is charged to accumulated depreciation. Normal maintenance, repairs, and minor replacement costs are charged to operating expenses. Substantially all of the domestic utility companies' and System Energy's plant is subject to mortgage liens.

Electric plant includes the portions of Grand Gulf 1 and Waterford 3 that have been sold and leased back. For financial reporting purposes, these sale and leaseback arrangements are reflected as financing transactions.

Net property, plant, and equipment by business segment and functional category, as of December 31, 2002 and 2001, is shown below (in millions):

2002	Entergy	U.S. Utility	Non-Utility Nuclear	Energy Commodity Services	Parent and Other	2001	Entergy	U.S. Utility	Non-Utility Nuclear	Energy Commodity Services	Parent and Other
Production											
Nuclear	$ 7,581	$ 6,423	$ 1,158	$ –	$ –		$ 7,657	$ 6,642	$ 1,015	$ –	$ –
Other	1,500	1,266	–	234	–		2,016	1,300	–	716	–
Transmission	1,828	1,828	–	–	–		1,788	1,788	–	–	–
Distribution	4,175	4,175	–	–	–		3,848	3,848	–	–	–
Other	921	917	–	–	4		778	772	–	4	2
Construction work in progress	1,233	797	216	192	28		883	712	139	23	9
Nuclear fuel (leased and owned)	523	284	239	–	–		498	302	196	–	–
Accumulated provision for decommissioning(1)	(566)	(566)	–	–	–		(578)	(578)	–	–	–
Property, plant, and equipment-net	$17,195	$15,124	$ 1,613	$ 426	$ 32		$16,890	$14,786	$ 1,350	$ 743	$ 11

(1) This is reflected in accumulated depreciation and amortization on the balance sheet. The decommissioning liabilities related to Grand Gulf 1, Pilgrim, Indian Point 2, Vermont Yankee, and the 30% of River Bend previously owned by Cajun Electric Power Cooperative, Inc. (Cajun) are reflected in the applicable balance sheets in "Deferred Credits and Other Liabilities – Decommissioning."

Depreciation is computed on the straight-line basis at rates based on the estimated service lives of the various classes of property. Depreciation rates on average depreciable property approximated 2.9% in 2002, 2001, and 2000. Included in these rates are the depreciation rates on average depreciable utility property of 2.8% in 2002 and 2001 and 2.9% in 2000 and the depreciation rates on average depreciable non-utility property of 3.8% in 2002, 4.5% in 2001, and 3.5% in 2000.

Jointly-Owned Generating Stations

Certain Entergy subsidiaries jointly own electric generating facilities with third parties. The investments and expenses associated with these generating stations are recorded by the Entergy subsidiaries to the extent of their respective undivided ownership interests. As of December 31, 2002, the subsidiaries' investment and accumulated depreciation in each of these generating stations were as follows:

Generating Stations	Fuel-Type	Total Megawatt Capability(1)	Ownership	Investment	Accumulated Depreciation
				(In millions)	
Grand Gulf Unit 1	Nuclear	1,282	90.00%(2)	$3,587	$1,515
Independence Units 1 and 2	Coal	1,657	47.90%	457	228
White Bluff Units 1 and 2	Coal	1,620	57.00%	418	244
Roy S. Nelson Unit 6	Coal	550	70.00%	404	227
Big Cajun 2 Unit 3	Coal	575	42.00%	229	119
Harrison County, Texas	Gas	550(3)	70.00%	191	–

(1) "Total Megawatt Capability" is the dependable load carrying capability as demonstrated under actual operating conditions based on the primary fuel (assuming no curtailments) that each station was designed to utilize.

(2) Includes an 11.5% leasehold interest held by System Energy. System Energy's Grand Gulf 1 lease obligations are discussed in Note 10 to the consolidated financial statements.

(3) Represents estimated capacity as station is under construction and has yet to perform under actual operating conditions.

GOODWILL

Entergy implemented Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. The implementation of SFAS 142 resulted in the cessation of Entergy's amortization of the remaining plant acquisition adjustment recorded in conjunction with its acquisition of Entergy Gulf States. Goodwill is now subject to impairment testing. The following table is a reconciliation of reported earnings applicable to common stock to earnings applicable to common stock without goodwill amortization (in thousands, except per share data):

For the years ended December 31,	2002	2001	2000
Reported earnings applicable to common stock	$599,360	$726,196	$679,294
Add back: Goodwill amortization	–	16,265	16,265
Adjusted earnings applicable to common stock without goodwill amortization	$599,360	$742,461	$695,559
Basic earnings per average common share:			
Reported earnings applicable to common stock	$2.69	$3.29	$3.00
Goodwill amortization	–	0.07	0.07
Adjusted earnings applicable to common stock without goodwill amortization	$2.69	$3.36	$3.07
Diluted earnings per average common share:			
Reported earnings applicable to common stock	$2.64	$3.23	$2.97
Goodwill amortization	–	0.07	0.07
Adjusted earnings applicable to common stock without goodwill amortization	$2.64	$3.30	$3.04

NUCLEAR REFUELING OUTAGE COSTS

Entergy records nuclear refueling outage costs in accordance with regulatory treatment and the matching principle. These refueling outage expenses are incurred to prepare the units to operate for the next operating cycle without having to be taken off line. Except for the River Bend plant, the costs are deferred during the outage and amortized over the period to the next outage. In accordance with the regulatory treatment of the River Bend plant, River Bend's costs are accrued in advance and included in the cost of service used to establish retail rates. Entergy Gulf States relieves the accrual when it incurs costs during the next River Bend outage.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

AFUDC represents the approximate net composite interest cost of borrowed funds and a reasonable return on the equity funds used for construction in the U.S. Utility segment. Although AFUDC increases both the plant balance and earnings, it is realized in cash through depreciation provisions included in rates.

INCOME TAXES

Entergy Corporation and its subsidiaries file a U.S. consolidated federal income tax return. Income taxes are allocated to the subsidiaries in proportion to their contribution to consolidated taxable income. Securities and Exchange Commission (SEC) regulations require that no Entergy subsidiary pay more taxes than it would have paid if a separate income tax return had been filed. In accordance with SFAS 109, "Accounting for Income Taxes," deferred income taxes are recorded for all temporary differences between the book and tax basis of assets and liabilities, and for certain credits available for carryforward.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the period in which the tax or rate was enacted.

Investment tax credits are deferred and amortized based upon the average useful life of the related property, in accordance with ratemaking treatment.

EARNINGS PER SHARE

The following table presents Entergy's basic and diluted earnings per share (EPS) calculation included on the consolidated income statement (in millions, except per share data):

For the years ended December 31,	2002		2001		2000	
		$ per share		$ per share		$ per share
Income before cumulative effect of accounting change	$599.4		$702.7		$679.3	
Average number of common shares outstanding - basic	223.0	$2.69	220.9	$3.18	226.6	$3.00
Average dilutive effect of:						
Stock options(1)	3.9	(0.05)	3.6	(0.05)	1.9	(0.03)
Equity awards	0.4	–	0.2	–	–	–
Average number of common shares outstanding - diluted	227.3	$2.64	224.7	$3.13	228.5	$2.97
Earnings applicable to common stock	$599.4		$726.2		$679.3	
Average number of common shares outstanding - basic	223.0	$2.69	220.9	$3.29	226.6	$3.00
Average dilutive effect of:						
Stock options(1)	3.9	(0.05)	3.6	(0.05)	1.9	(0.03)
Equity awards	0.4	–	0.2	–	–	–
Average number of common shares outstanding - diluted	227.3	$2.64	224.7	$3.23	228.5	$2.97

(1) Options to purchase approximately 109,897 and 148,500 shares of common stock at various prices were outstanding at the end of 2002 and 2001, respectively, that were not included in the computation of diluted earnings per share because the exercise prices were greater than the average market price of the common shares at the end of each of the years presented. At the end of 2000, all outstanding options, totaling 11,468,316, were included in the computation of diluted earnings per share as a result of the average market price of the common shares being greater than the exercise prices.

Stock-Based Compensation Plans

Entergy has two plans that grant stock options, which are described more fully in Note 5 to the consolidated financial statements. Entergy applies the recognition and measurement principles of APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for those plans. No stock-based employee compensation expense is reflected in net income as all options granted under those plans have an exercise price equal to the market value of the underlying common stock on the date of grant. Beginning January 1, 2003, Entergy will prospectively apply the fair value based method of accounting for stock options prescribed by SFAS 123, "Accounting for Stock-Based Compensation." Entergy expects the effect of applying the fair value method to be insignificant to its results of operations. The effect is less than may be indicated by the pro forma presentation below because Entergy expects prospectively to grant fewer stock options than in recent years, and because the fair value method is being applied prospectively. The following table illustrates the effect on net income and earnings per share if Entergy would have historically applied the fair value based method of accounting to stock-based employee compensation (in thousands, except per share data).

For the years ended December 31,	2002	2001	2000
Earnings applicable to common stock	$599,360	$726,196	$679,294
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	35,137	24,340	10,888
Pro forma earnings applicable to common stock	$564,223	$701,856	$668,406
Earnings per average common share:			
Basic	$2.69	$3.29	$3.00
Basic - pro forma	$2.53	$3.18	$2.95
Diluted	$2.64	$3.23	$2.97
Diluted - pro forma	$2.48	$3.12	$2.92

Application of SFAS 71

The domestic utility companies and System Energy currently account for the effects of regulation pursuant to SFAS 71, "Accounting for the Effects of Certain Types of Regulation." This statement applies to the financial statements of a rate-regulated enterprise that meet three criteria. The enterprise must have rates that (i) are approved by a body empowered to set rates that bind customers (its regulator); (ii) are cost-based; and (iii) can be charged to and collected from customers. These criteria may also be applied to separable portions of a utility's business, such as the generation or transmission functions, or to specific classes of customers. If an enterprise meets these criteria, it capitalizes costs that would otherwise be charged to expense if the rate actions of its regulator make it probable that those costs will be recovered in future revenue. Such capitalized costs are reflected as regulatory assets in the accompanying financial statements. A significant majority of Entergy's regulatory assets, net of related regulatory and deferred tax liabilities, earn a return on investment during their recovery periods. SFAS 71 requires that rate-regulated enterprises assess the probability of recovering their regulatory assets at each balance sheet date. When an enterprise concludes that recovery of a regulatory asset is no longer probable, the regulatory asset must be removed from the entity's balance sheet.

SFAS 101, "Accounting for the Discontinuation of Application of Financial Accounting Standards Board (FASB) Statement No. 71," specifies how an enterprise that ceases to meet the criteria for application of SFAS 71 for all or part of its operations should report that event in its financial statements. In general, SFAS 101 requires that the enterprise report the discontinuation of the application of SFAS 71 by eliminating from its balance sheet all regulatory assets and liabilities related to the applicable segment. Additionally, if it is determined that a regulated enterprise is no longer recovering all of its costs and therefore no longer qualifies for SFAS 71 accounting, it is possible that an impairment may exist that could require further write-offs of plant assets.

Emerging Issues Task Force (EITF) 97-4: "Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statements No. 71 and 101" specifies that SFAS 71 should be discontinued at a date no later than when the effects of a transition to competition plan for all or a portion of the entity subject to such plan are reasonably determinable. Additionally, EITF 97-4 promulgates that regulatory assets to be recovered through cash flows derived from another portion of the entity that continues to apply SFAS 71 should not be written off; rather, they should be considered regulatory assets of the segment that will continue to apply SFAS 71.

See Note 2 to the consolidated financial statements for discussion of transition to competition activity in the retail regulatory jurisdictions served by the domestic utility companies. Only Texas has a currently enacted retail open access law, but Entergy believes that significant issues remain to be addressed by regulators, and the enacted law does not provide sufficient detail to reasonably determine the impact on Entergy Gulf States' regulated operations.

Cash and Cash Equivalents

Entergy considers all unrestricted highly liquid debt instruments with an original or remaining maturity of three months or less at date of purchase to be cash equivalents. Investments with original maturities of more than three months are classified as other temporary investments on the balance sheet.

Investments

Entergy applies the provisions of SFAS 115, "Accounting for Investments for Certain Debt and Equity Securities," in accounting for investments in decommissioning trust funds. As a result, Entergy records the decommissioning trust funds at their fair value on the consolidated balance sheet. As of December 31, 2002 and 2001, the fair value of the securities held in such funds differs from the amounts deposited plus the earnings on the deposits by ($24) million and $93 million, respectively. In accordance with the regulatory treatment for decommissioning trust funds, the domestic utility companies have recorded an offsetting amount of unrealized gains/(losses) on investment securities in accumulated depreciation. For the nonregulated portion of River Bend, Entergy Gulf States has recorded an offsetting amount of unrealized gains/(losses) in other deferred credits. System Energy's offsetting amount of unrealized gains/(losses) on investment securities is in other regulatory liabilities.

Decommissioning trust funds for Pilgrim, Indian Point 2, and Vermont Yankee do not receive regulatory treatment. Accordingly, unrealized gains and losses recorded on the assets in these trust funds are recognized as a separate component of shareholders' equity because these assets are classified as available for sale.

Equity Method Investees

Entergy owns investments that are accounted for under the equity method of accounting because Entergy's ownership level results in significant influence, but not control, over the investee and its operations. Entergy records its share of earnings or losses of the investee based on the change during the period in the estimated liquidation value of the investment, assuming that the investee's assets were to be liquidated at book value. Entergy discontinues the recognition of losses on equity investments when its share of losses equals or exceeds its carrying amount of investee plus any advances made or commitments to provide additional financial support. See Note 13 to the consolidated financial statements for additional information regarding Entergy's equity method investments.

Derivative Financial Instruments and Commodity Derivatives

Entergy implemented SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001. The statement requires that all derivatives be recognized in the balance sheet, either as assets or liabilities, at fair value. The changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

For cash-flow hedge transactions in which Entergy is hedging the variability of cash flows related to a variable-rate asset, liability, or forecasted transaction, changes in the fair value of the derivative instrument are reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income are reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portions of all hedges are recognized in current-period earnings.

Contracts for commodities that will be delivered in quantities expected to be used or sold in the ordinary course of business, including certain purchases and sales of power and fuel, are not classified as derivatives. Revenues and expenses from these contracts are reported on a gross basis in the appropriate revenue and expense categories as the commodities are received or delivered.

Effective January 1, 2001, Entergy recorded a net-of-tax cumulative-effect-type adjustment of approximately $18.0 million reducing accumulated other comprehensive income to recognize, at fair value, all derivative instruments that are designated as cash-flow hedging instruments, primarily interest rate swaps and foreign currency forward contracts related to Entergy's competitive businesses. Effective October 1, 2001, Entergy recorded an additional net-of-tax cumulative-effect-type adjustment that increased net income by approximately $23.5 million. This adjustment resulted from the implementation of an interpretation of SFAS 133 that requires fuel supply agreements with volumetric optionality to be classified as derivative instruments. The agreement that resulted in the adjustment is in the Energy Commodity Services segment and was disposed of in the Damhead Creek sale in December 2002.

Impairment of Long-Lived Assets

Entergy periodically reviews long-lived assets held in all of its business segments whenever events or changes in circumstances indicate that recoverability of these assets is uncertain. Generally, the determination of recoverability is based on the undiscounted net cash flows expected to result from such operations and assets. Projected net cash flows depend on the future operating costs associated with the assets, the efficiency and availability of the assets and generating units, and the future market and price for energy over the remaining life of the assets. See Note 12 to the consolidated financial statements for discussion of current year asset impairments in the Energy Commodity Services segment.

River Bend AFUDC

The River Bend AFUDC gross-up represents the incremental difference imputed by the Louisiana Public Service Commission (LPSC) between the AFUDC actually recorded by Entergy Gulf States on a net-of-tax basis during the construction of River Bend and what the AFUDC would have been on a pre-tax basis. The imputed amount was only calculated on that portion of River Bend that the LPSC allowed in rate base and is being amortized over the estimated remaining economic life of River Bend.

TRANSITION TO COMPETITION LIABILITIES

In conjunction with electric utility industry restructuring activity in Texas, regulatory mechanisms were established to mitigate potential stranded costs. Texas restructuring legislation allows depreciation on transmission and distribution assets to be directed toward generation assets. The liability recorded as a result of this mechanism is classified as "transition to competition" deferred credits.

REACQUIRED DEBT

The premiums and costs associated with reacquired debt of the domestic utility companies and System Energy (except that portion allocable to the deregulated operations of Entergy Gulf States) are being amortized over the life of the related new issuances, in accordance with ratemaking treatment.

FOREIGN CURRENCY TRANSLATION

All assets and liabilities of Entergy's foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the end of the period. Revenues and expenses are translated at average exchange rates prevailing during the period. The resulting translation adjustments are reflected in a separate component of shareholders' equity. Current exchange rates are used for U.S. dollar disclosures of future obligations denominated in foreign currencies.

NEW ACCOUNTING PRONOUNCEMENT

SFAS 143, which was implemented in the first quarter of 2003, requires the recording of liabilities for all legal obligations associated with the retirement of long-lived assets that result from the normal operation of those assets. These liabilities will be recorded at their fair values (which are likely to be the present values of the estimated future cash outflows) in the period in which they are incurred, with an accompanying addition to the recorded cost of the long-lived asset. The asset retirement obligation will be accreted each year through a charge to expense, to reflect the time value of money for this present value obligation. The amounts added to the carrying amounts of the long-lived assets will be depreciated over the useful lives of the assets. The net effect of implementing this standard for Entergy's regulated utilities will be recorded as a regulatory asset or liability, with no resulting impact on Entergy's net income. The implementation of SFAS 143 for the portion of River Bend not subject to cost-based ratemaking is expected to decrease earnings by approximately $25 million as a result of a one-time cumulative effect of accounting change. For the Non-Utility Nuclear business, the implementation of SFAS 143 is expected to result in a decrease in liabilities of approximately $520 million as a result of the discounting methodology required by SFAS 143. Assets are expected to decrease in 2003 by approximately $360 million, and earnings are expected to increase by approximately $160 million as a result of a one-time cumulative effect of accounting change.

NOTE 2. RATE AND REGULATORY MATTERS

ELECTRIC INDUSTRY RESTRUCTURING AND THE CONTINUED APPLICATION OF SFAS 71

Although Arkansas and Texas enacted retail open access laws, the retail open access law in Arkansas has now been repealed. Retail open access in Entergy Gulf States' service territory in Texas has been delayed. Entergy believes that significant issues remain to be addressed by regulators, and the enacted law in Texas does not provide sufficient detail to allow Entergy Gulf States to reasonably determine the impact on Entergy Gulf States' regulated operations. Entergy therefore continues to apply regulatory accounting principles to the retail operations of all of the domestic utility companies. Following is a summary of the status of retail open access in the domestic utility companies' retail service territories.

Jurisdiction	Status of Retail Open Access	% of Entergy's 2002 Revenues Derived from Retail Electric Utility Operations in the Jurisdiction
Arkansas	Retail open access legislation was repealed in February 2003.	14.5%
Texas	Implementation was delayed in Entergy Gulf States' service area in a settlement approved by the Public Utility Commission of Texas (PUCT). Retail open access is not likely before the first quarter of 2004. Status is discussed further below.	10.4%
Louisiana	The LPSC has deferred pursuing retail open access, pending developments at the federal level and in other states.	33.5%
Mississippi	The Mississippi Public Service Corporation (MPSC) has recommended not pursuing open access at this time.	10.6%
New Orleans	The Council of the City of New Orleans, Louisiana (Council or City Council) has taken no action on Entergy New Orleans' proposal filed in 1997.	5.0%

Retail open access commenced in portions of Texas on January 1, 2002. The staff of the PUCT filed a petition to delay retail open access in Entergy Gulf States' service area, and Entergy Gulf States reached a settlement agreement with the PUCT to delay retail open access until at least September 15, 2002. In September 2002, the PUCT ordered Entergy Gulf States to file on January 24, 2003 a proposal for an interim solution – retail open access without a FERC-approved regional transmission organization (RTO) – if it appears by January 15, 2003 that a FERC-approved RTO will not be functional by January 1, 2004. On January 24, 2003, Entergy Gulf States filed its proposal, which among other elements, includes:

- the recommendation that retail open access in Entergy Gulf States' Texas service territory, including corporate unbundling, occur by January 1, 2004, or else be delayed until at least January 1, 2007 (If retail open access is delayed past January 1, 2004, Entergy Gulf States seeks authorization to separate into two bundled utilities, one subject to the retail jurisdiction of the PUCT and one subject to the retail jurisdiction of the LPSC.);

- the recommendation that Entergy's transmission organization, possibly with the oversight of another entity, will continue to serve as the transmission authority for purposes of retail open access in Entergy Gulf States' service territory;
- the recommendation that decision points be identified that would require, prior to January 1, 2004, the PUCT's determination, based upon objective criteria, whether to proceed with further efforts toward retail open access in Entergy Gulf States' Texas service territory.

The PUCT is expected to consider this proposal on March 21, 2003. This proposal takes into account that other regulatory approvals, including that of the LPSC and the SEC, are necessary prior to January 1, 2004.

REGULATORY ASSETS

Other Regulatory Assets

The domestic utility companies and System Energy are subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Regulatory assets represent probable future revenues associated with certain costs that are expected to be recovered from customers through the ratemaking process. In addition to the regulatory assets that are specifically disclosed on the face of the balance sheets, the table below provides detail of "Other regulatory assets" that are included on the balance sheets as of December 31, 2002 and 2001 (in millions).

	2002	2001
Department of Energy (DOE) fees (Note 9)	$ 40.3	$ 47.5
Provisions for storm damages	93.9	214.0
Imputed capacity charges (Note 2)	17.3	41.7
Postretirement benefits	23.9	26.3
Pension costs	157.8	–
Depreciation re-direct (Note 1)	79.1	79.1
River Bend AFUDC (Note 1)	41.3	43.2
Spindletop gas storage lease	35.0	32.2
Low-level radwaste	19.4	–
1994 FERC settlement (Note 2)	12.1	20.2
Sale-leaseback deferral (Note 10)	123.9	128.3
Other	94.3	74.9
Total	$738.3	$707.4

Deferred Fuel Costs

The domestic utility companies are allowed to recover certain fuel and purchased power costs through fuel mechanisms included in electric rates that are recorded as fuel cost recovery revenues. The difference between revenues collected and the current fuel and purchased power costs is recorded as "Deferred fuel costs" on the domestic utility companies' financial statements. The table below shows the amount of deferred fuel costs as of December 31, 2002 and 2001 that has been or will be recovered or (refunded) through the fuel mechanisms of the domestic utility companies (in millions).

	2002	2001
Entergy Arkansas	$(42.6)	$ 17.2
Entergy Gulf States	$100.6	$126.7
Entergy Louisiana	$(25.6)	$(67.5)
Entergy Mississippi	$ 38.2	$106.2
Entergy New Orleans	$(14.9)	$(10.2)

ENTERGY ARKANSAS – Entergy Arkansas' rate schedules include an energy cost recovery rider to recover fuel and purchased energy costs in monthly bills. The rider utilizes prior year energy costs and projected energy sales for the twelve month period commencing on April 1 of each year to develop an annual energy cost rate. The energy cost rate includes a true-up adjustment reflecting the over-recovery or under-recovery, including carrying charges, of the energy cost for the prior calendar year.

As a result of reduced fuel and purchased power costs in 2001 and the accumulated over-recovery of 2001 energy costs, Entergy Arkansas decreased the energy cost rate effective April 2002. In September 2002, Entergy Arkansas filed and the Arkansas Public Service Commission (APSC) approved an interim revision to the energy cost rate effective October 2002 through March 2003. Entergy Arkansas reduced the energy cost rate to offset the accumulated over-recovery of energy costs through June 2002 and the projected over-recovery through December 2002. The revised energy cost rate will be effective through March 2003 when the annual energy cost rate redetermination will be filed for the period April 2003 through March 2004.

ENTERGY GULF STATES – In the Texas jurisdiction, Entergy Gulf States' rate schedules include a fixed fuel factor to recover fuel and purchased power costs, including carrying charges, not recovered in base rates. Under current methodology, semi-annual revisions of the fixed fuel factor are made in March and September based on the market price of natural gas. Entergy Gulf States will likely continue to use this methodology until the start of retail open access. The amounts collected under Entergy Gulf States' fixed fuel factor and any interim surcharge implemented until the date retail open access commences are subject to fuel reconciliation proceedings before the PUCT. In the Texas jurisdiction, Entergy Gulf States' deferred electric fuel costs are $91.8 million as of December 31, 2002, which includes the following (in millions):

Interim surcharge	$53.9
Items to be addressed as part of unbundling	$29.0
Imputed capacity charges	$8.6
Other	$0.3

The PUCT has ordered that the imputed capacity charges be excluded from fuel rates and therefore recovered through base rates. It is uncertain, however, when or if a base rate proceeding before the PUCT will be initiated. The current settlement agreement delaying retail open access in Texas requires a rate freeze during the delay period. If Entergy Gulf States goes to retail open access without a Texas base rate proceeding, it is possible that Entergy Gulf States will not be allowed to recover these imputed capacity charges.

In January 2001, Entergy Gulf States filed a fuel reconciliation case covering the period from March 1999 through August 2000. Entergy Gulf States was reconciling approximately $583.0 million of fuel and purchased power costs. As part of this filing, Entergy Gulf States requested authority to collect $28.0 million, plus interest, of under-recovered fuel and purchased power costs. The PUCT decided in August 2002 to reduce Entergy Gulf States' request to approximately $6.3 million, including interest through July 31, 2002. Approximately $4.7 million of the total reduction to the requested surcharge relates to nuclear fuel costs that the PUCT deferred ruling on at this time. In October 2002, Entergy Gulf States appealed the PUCT's final order in Texas District Court. In its appeal, Entergy Gulf States is challenging the PUCT's disallowance of approximately $4.2 million related to imputed capacity costs and its disallowance related to costs for energy delivered from the 30% non-regulated share of River Bend. No assurance can be given as to the final outcome of this proceeding.

In September 2002, Entergy Gulf States filed an application with the PUCT for an interim surcharge to collect $53.9 million, including interest and $6.3 million from the January 2001 fuel reconciliation proceeding discussed above, of under-recovered fuel and purchased power expenses incurred from March 2002 through August 2002. The PUCT authorized collection of the amounts requested over an 11-month period beginning in February 2003. Expenses collected through this interim surcharge, with the exception of expenses already reconciled in prior proceedings, are subject to review in a future fuel reconciliation proceeding.

ENTERGY GULF STATES, ENTERGY LOUISIANA, AND ENTERGY NEW ORLEANS - The Louisiana jurisdiction of Entergy Gulf States, Entergy Louisiana, and Entergy New Orleans recover electric fuel costs on a two-month lag. The Louisiana jurisdiction of Entergy Gulf States' and Entergy New Orleans' gas rate schedules include estimates for the billing month adjusted by a surcharge or credit for deferred fuel expense arising from monthly reconciliations.

In August 2000 the LPSC authorized its staff to initiate a proceeding to audit the fuel adjustment clause filings of Entergy Louisiana pursuant to a November 1997 LPSC general order. The time period that is the subject of the audit is January 1, 2000 through December 31, 2001. The LPSC staff has submitted several requests for information from Entergy Louisiana, and it is expected that the LPSC staff will issue its audit report in the spring of 2003, following which a procedural schedule will be established.

In January 2003 the LPSC opened a docket to investigate the fuel adjustment clause practices of Entergy Gulf States and its affiliates. The investigation will include a review of the reasonableness of charges flowed by Entergy Gulf States through its fuel adjustment clause in Louisiana for the period subsequent to 1994. No assurance can be given at this time as to the timing or outcome of this proceeding.

ENTERGY MISSISSIPPI - Entergy Mississippi's rate schedules include an energy cost recovery rider which is adjusted quarterly to reflect accumulated over- or under-recoveries from the second prior quarter. The deferred fuel balances as of December 31, 2002 and 2001 reflect the 24-month recovery of $136.7 million of under-recoveries that began in January 2001 as approved by the MPSC.

RETAIL RATE PROCEEDINGS

Filings with the APSC

MARCH 2002 SETTLEMENT AGREEMENT - In May 2002, the APSC approved a settlement agreement submitted by Entergy Arkansas, the APSC staff, and the Arkansas Attorney General. Provisions of the agreement are discussed below under "Retail Rates," "Transition Cost Account," and "December 2000 Ice Storm Cost Recovery."

RETAIL RATES - As discussed in "December 2000 Ice Storm Cost Recovery" below, Entergy Arkansas was scheduled to file a general rate proceeding in February 2002, in which Entergy Arkansas would have sought an increase in rates. The March 2002 settlement agreement states, however, that Entergy Arkansas will not file an application seeking to increase base rates prior to January 2003.

TRANSITION COST ACCOUNT - A 1997 settlement provided for the collection of earnings in excess of an 11% return on equity in a transition cost account (TCA) to offset stranded costs if retail open access were implemented. In May 2002, Entergy Arkansas filed its 2001 earnings evaluation report with the APSC. In June 2002, the APSC approved a contribution of $5.9 million to the TCA. A principal provision in the March 2002 settlement agreement was to offset $137.4 million of ice storm recovery costs with the TCA on a rate class basis. In accordance with the settlement agreement and following the APSC's approval of the 2001 earnings review, Entergy Arkansas filed to return $18.1 million of the TCA to certain large general service class customers that paid more into the TCA than their allocation of storm costs. The APSC approved the return of funds to the large general service customer class in the form of refund checks in August 2002. As part of the implementation of the March 2002 settlement agreement provisions, the TCA procedure ceased with the 2001 earnings evaluation.

DECEMBER 2000 ICE STORM COST RECOVERY - In mid- and late December 2000, two separate ice storms left 226,000 and 212,500 Entergy Arkansas customers, respectively, without electric power in its service area. Entergy Arkansas filed a proposal to recover costs plus carrying charges associated with power restoration caused by the ice storms. In an order issued in June 2001, the APSC decided not to give final approval to Entergy's proposed storm cost recovery rider outside of a fully developed cost-of-service study in a general rate proceeding. The APSC action resulted in the deferral in 2001 of storm damage costs expensed in 2000 as reflected in Entergy Arkansas' financial statements.

Entergy Arkansas filed its final storm damage cost determination, which reflected costs of approximately $195 million. In the March 2002 settlement, the parties agreed that $153 million of the ice storm costs would be classified as incremental ice storm expenses that can be offset against the TCA, and any excess of ice storm costs over the amount available in the TCA would be deferred and amortized over 30 years, although such excess costs were not allowed to be included as a separate component of rate base. The allocated ice storm expenses exceeded the available TCA funds by $15.8 million and this was recorded as a regulatory asset in June 2002. Of the remaining ice storm costs, $32.2 million will be addressed through established ratemaking procedures, including $22.2 million classified as capital additions. $3.8 million of the ice storm costs will not be recovered through rates.

Filings with the PUCT and Texas Cities

RETAIL RATES – Entergy Gulf States is operating in Texas under the terms of a June 1999 settlement agreement. The settlement provided for a base rate freeze that has remained in effect during the delay in implementation of retail open access in Entergy Gulf States' Texas service territory.

RECOVERY OF RIVER BEND COSTS – In March 1998, the PUCT disallowed recovery of $1.4 billion of company-wide abeyed River Bend plant costs, which have been held in abeyance since 1988. Entergy Gulf States appealed the PUCT's decision on this matter to the Travis County District Court in Texas. A 1999 settlement agreement limits potential recovery of the remaining plant asset to $115 million as of January 1, 2002, less depreciation after that date. Entergy Gulf States accordingly reduced the value of the plant asset in 1999. Entergy Gulf States has also agreed in a subsequent settlement that it will not seek recovery of the abeyed plant costs through any additional charge to Texas ratepayers. In an interim order approving this agreement, however, the PUCT recognized that any additional River Bend investment found prudent, subject to the $115 million cap, could be used as an offset against stranded benefits, should legislation be passed requiring Entergy Gulf States to return stranded benefits to retail customers.

In April 2002, the Travis County District Court issued an order affirming the PUCT's order on remand disallowing recovery of the abeyed plant costs. Entergy Gulf States has appealed this ruling to the Third District Court of Appeals. The Court of Appeals heard oral argument in November 2002 but has not yet issued a final decision. The financial statement impact of the retail rate settlement agreement on the remaining abeyed plant costs will ultimately depend on several factors, including the possible discontinuance of SFAS 71 accounting treatment for the Texas generation business, the determination of the market value of generation assets, and any future legislation in Texas addressing the pass-through or sharing of any stranded benefits with Texas ratepayers. While Entergy Gulf States expects to prevail in its lawsuit, no assurance can be given that additional reserves or write-offs will not be required in the future.

Filings with the LPSC

ANNUAL EARNINGS REVIEWS (ENTERGY GULF STATES) – In December 2002, the LPSC approved a settlement between Entergy Gulf States and the LPSC staff pursuant to which Entergy Gulf States agreed to make a base rate refund of $16.3 million, including interest, and to implement a $22.1 million prospective base rate reduction effective January 2003. The settlement discharged any potential liability relating to remaining issues that arose in Entergy Gulf States' fourth, fifth, sixth, seventh, and eighth post-merger earnings reviews. Entergy Gulf States made the refund in February 2003. In addition to resolving and discharging all liability associated with the fourth through eighth earnings reviews, the settlement provides that Entergy Gulf States shall be authorized to continue to reflect in rates a ROE of 11.1% until a different ROE is authorized by a final resolution disposing of all issues in the proceeding that was commenced with Entergy Gulf States' May 2002 filing.

In May 2002, Entergy Gulf States filed its ninth and last required post-merger analysis with the LPSC. The filing included an earnings review filing for the 2001 test year that resulted in a rate decrease of $11.5 million, which was implemented effective June 2002. The filing also contained a prospective revenue requirement study based on the 2001 test year that shows that a prospective rate increase of approximately $21.7 million would be appropriate. Both components of the filing are subject to review by the LPSC and may result in changes in rates other than those sought in the filing. A procedural schedule has been adopted and hearings are scheduled for October 2003.

FORMULA RATE PLAN FILINGS (ENTERGY LOUISIANA) – In July 2002, the LPSC approved a settlement between Entergy Louisiana and the LPSC Staff in Entergy Louisiana's 2000 and 2001 formula rate plan proceedings. Entergy Louisiana agreed to a $5 million rate reduction effective August 2001. The prospective rate reduction was implemented beginning in August 2002 and the refund for the retroactive period occurred in September 2002. As part of the settlement, Entergy Louisiana's current rates, including its previously authorized ROE midpoint of 10.5%, remain in effect until changed pursuant to a new formula rate plan filing or a revenue requirement analysis to be filed by June 30, 2003.

In May 1997, Entergy Louisiana made its second annual performance-based formula rate plan filing with the LPSC for the 1996 test year. This filing resulted in a rate reduction of approximately $54.5 million, which was implemented in July 1997. At the same time, rates were reduced by an additional $0.7 million and by an additional $2.9 million effective March 1998. Upon completion of the hearing process in December 1998, the LPSC issued an order requiring an additional rate reduction and refund based upon the LPSC's contention that it could interpret and enforce a FERC rate schedule. The resulting amounts were not quantified, although they are expected to be immaterial. Entergy Louisiana appealed this order and obtained a preliminary injunction pending a final decision on appeal. The Louisiana Supreme Court rendered a non-unanimous decision in April 2002 affirming the LPSC's order. Entergy Louisiana filed with the U.S. Supreme Court an application for writ of certiorari, which application was supported by an amicus curiae brief filed on behalf of the United States of America by the Solicitor General and the General Counsel and Solicitor for FERC.

The U.S. Supreme Court granted certiorari in January 2003, and the case will be argued during the last week of April 2003.

Filings with the MPSC

FORMULA RATE PLAN FILINGS - Pursuant to Entergy Mississippi's annual performance-based formula rate plan filing for the 2001 test year, the MPSC approved a stipulation between the Mississippi Public Utilities Staff and Entergy Mississippi. The stipulation provided for a $1.95 million rate increase effective in May 2002.

In August 2002, Entergy Mississippi filed a rate case with the MPSC requesting a $68.8 million rate increase effective January 2003. Entergy Mississippi requested this increase as a result of capital investments and operation and maintenance expenditures necessary to replace and maintain aging electric facilities and to improve reliability and customer service. In December 2002, the MPSC issued a final order approving a joint stipulation entered into by Entergy Mississippi and the Mississippi Public Utilities Staff in October 2002. The final order results in a $48.2 million rate increase, or about a 5.3% increase in overall retail revenues, which is based on an ROE of 11.75%. The order endorsed a new power management rider schedule designed to more efficiently collect capacity portions of purchased power costs. Also, the order provides for improvements in the return on equity formula and more robust performance measures for Entergy Mississippi's formula rate plan. Under the provisions of the order, Entergy Mississippi will make its next formula rate plan filing during March 2004.

Filings with the Council

RATE PROCEEDINGS - In May 2002, Entergy New Orleans filed a cost of service study and revenue requirement filing with the City Council for the 2001 test year. The filing indicated that a revenue deficiency exists and that a $28.9 million electric rate increase and a $15.3 million gas rate increase are appropriate. Additionally, Entergy New Orleans has proposed a $6.0 million public benefit fund. The City Council has established a procedural schedule for consideration of the filing and hearings are scheduled to begin in May 2003. The procedural schedule provides for the City Council's decision with respect to Entergy New Orleans' filing by June 15, 2003. On March 13, 2003, Entergy New Orleans and the Advisors to the City Council presented to the City Council an agreement in principle that, if approved by the City Council, would resolve the proceeding. The agreement in principle, if approved by the City Council, would result in a $30.2 million base rate increase for Entergy New Orleans. A procedural schedule for the City Council's consideration of the agreement in principle has not been established. Entergy New Orleans' rates will remain at their current level until the earlier of a decision in the proceeding or June 15, 2003.

NATURAL GAS - In a resolution adopted in August 2001, the City Council ordered Entergy New Orleans to account for $36 million of certain natural gas costs charged to its gas distribution customers from July 1997 through May 2001. The resolution suggests that refunds may be due to the gas distribution customers if Entergy New Orleans cannot account satisfactorily for these costs. Entergy New Orleans filed a response to the City Council in September 2001, which is still being evaluated by the City Council. Entergy New Orleans has documented a full reconciliation for the natural gas costs during that period. Entergy New Orleans has filed for a hearing on this matter. The presentation made to the City Council on March 13, 2003 regarding the agreement in principle that would resolve Entergy New Orleans' rate proceeding also included proposed terms for resolution of this proceeding, if approved by the City Council. A procedural schedule for consideration of the agreement has not been established. The ultimate outcome of the proceeding cannot be predicted at this time.

FUEL ADJUSTMENT CLAUSE LITIGATION - In April 1999, a group of ratepayers filed a complaint against Entergy New Orleans, Entergy Corporation, Entergy Services, and Entergy Power in state court in Orleans Parish purportedly on behalf of all Entergy New Orleans ratepayers. The plaintiffs seek treble damages for alleged injuries arising from the defendants' alleged violations of Louisiana's antitrust laws in connection with certain costs passed on to ratepayers in Entergy New Orleans' fuel adjustment filings with the City Council. In particular, plaintiffs allege that Entergy New Orleans improperly included certain costs in the calculation of fuel charges and that Entergy New Orleans imprudently purchased high-cost fuel from other Entergy affiliates. Plaintiffs allege that Entergy New Orleans and the other defendant Entergy companies conspired to make these purchases to the detriment of Entergy New Orleans' ratepayers and to the benefit of Entergy's shareholders, in violation of Louisiana's antitrust laws. Plaintiffs also seek to recover interest and attorneys' fees. Entergy filed exceptions to the plaintiffs' allegations, asserting, among other things, that jurisdiction over these issues rests with the City Council and FERC. If necessary, at the appropriate time, Entergy will also raise its defenses to the antitrust claims. At present, the suit in state court is stayed by stipulation of the parties.

Plaintiffs also filed this complaint with the City Council in order to initiate a review by the City Council of the plaintiffs' allegations and to force restitution to ratepayers of all costs they allege were improperly and imprudently included in the fuel adjustment filings. Testimony was filed on behalf of the plaintiffs in this proceeding in April 2000 and has been supplemented. The testimony, as supplemented, asserts, among other things, that Entergy New Orleans and other defendants have engaged in fuel procurement and power purchasing practices and included costs in Entergy New Orleans' fuel adjustment that could have resulted in New Orleans customers being overcharged by more than $100 million over a period of years. In June 2001, the City Council's advisors filed testimony on these issues in which they allege that Entergy New Orleans ratepayers may have been overcharged by more than $32 million, the vast majority of which is reflected in the plaintiffs' claim. However, it is not clear precisely what periods and damages are being alleged in the proceeding. Entergy intends to defend this matter vigorously, both in court and before the City Council. Hearings were held in February and March 2002. The parties have submitted post-hearing briefs and the matter has been submitted to the City Council for a decision. In October 2002, the plaintiffs filed a motion to re-open the evidentiary record, or in the alternative, a motion for a new trial seeking to re-open the record to accept certain testimony filed by the City Council advisors in a separate proceeding at the FERC. The ultimate outcome of the lawsuit and the City Council proceeding cannot be predicted at this time.

System Energy's 1995 Rate Proceeding

System Energy applied to FERC in May 1995 for a rate increase, and implemented the increase in December 1995. The request sought changes to System Energy's rate schedule, including increases in the revenue requirement associated with decommissioning costs, the depreciation rate, and the rate of return on common equity. The request proposed a 13% return on common equity. In July 2000, FERC approved a rate of return of 10.58% for the period December 1995 to the date of FERC's decision, and prospectively adjusted the rate of return to 10.94% from the date of FERC's decision. FERC's decision also changed other aspects of System Energy's proposed rate schedule, including the depreciation rate and decommissioning costs and their methodology. FERC accepted System Energy's compliance tariff in November 2001. System Energy made refunds to the domestic utility companies in December 2001.

In accordance with regulatory accounting principles, during the pendency of the case, System Energy recorded reserves for potential refunds against its revenues. Upon the order becoming final, Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and System Energy recorded entries to spread the impacts of FERC's order to the various revenue, expense, asset, and liability accounts affected, as if the order had been in place since commencement of the case in 1995. System Energy also recorded an additional reserve amount against its revenue, to adjust its estimate of the impact of the order, and recorded additional interest expense on that reserve. System Energy also recorded reductions in its depreciation and its decommissioning expenses to reflect the lower levels in FERC's order, and reduced tax expense affected by the order.

Entergy Arkansas refunded $54.3 million, including interest, through the issuance of refund checks in March 2002 as approved by the APSC.

Entergy Louisiana refunded $4.9 million, including interest, to its customers through a credit on the September 2002 bills as approved by the LPSC.

Entergy Mississippi's allocation of the proposed System Energy wholesale rate increase was $21.6 million annually. In July 1995, Entergy Mississippi filed a schedule with the MPSC that deferred the retail recovery of the System Energy rate increase. The deferral plan, which was approved by the MPSC, began in December 1995, the effective date of the System Energy rate increase, and was effective until the issuance of the final order by FERC. Entergy Mississippi revised the deferral plan two times during the pendency of the System Energy proceeding. As a result of the final resolution of the FERC order and in accordance with Entergy Mississippi's second revised deferral plan, refunds to Entergy Mississippi from System Energy, including interest, have been credited against deferral balances and a refund of the remaining $14.8 million in excess of the deferral balances was included as credits to the amounts billed to Entergy Mississippi's customers in October 2001 through September 2002 under its Grand Gulf Riders.

Entergy New Orleans' allocation of the proposed System Energy wholesale rate increase was $11.1 million annually. In February 1996, Entergy New Orleans filed a plan with the Council to defer 50% of the amount of the System Energy rate increase. In December 2001, the Council approved a refund to customers. The total amount of the refund to Entergy New Orleans' customers was $43 million. In anticipation of the FERC order, Entergy New Orleans advanced the refunding of $10 million in February 2001 to customers to assist with unexpected high energy bills. The total refund was also reduced by an additional $6 million which was used for the establishment of a public benefits and payments assistance program. The remaining $27 million was refunded through the issuance of refund checks during the first quarter of 2002.

FERC Settlement

In November 1994, FERC approved an agreement settling a long-standing dispute involving income tax allocation procedures of System Energy. In accordance with the agreement, System Energy has been refunding a total of approximately $62 million, plus interest, to Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans through June 2004. System Energy also reclassified from utility plant to other deferred debits approximately $81 million of other Grand Gulf 1 costs. Although such costs are excluded from rate base, System Energy is amortizing and recovering these costs over a 10-year period. Interest on the $62 million refund and the loss of the return on the $81 million of other Grand Gulf 1 costs is reducing Entergy's and System Energy's net income by approximately $10 million annually.

NOTE 3. INCOME TAXES

Income tax expenses for 2002, 2001, and 2000 consist of the following (in thousands):

For the years ended December 31,	2002	2001	2000
Current:			
Federal(a)	$510,109	$321,085	$291,616
Foreign	(3,295)	3,355	11,555
State(a)	43,788	53,565	51,293
Total(a)	550,602	378,005	354,464
Deferred – net	(233,532)	110,944	150,018
Investment tax credit adjustments – net	(23,132)	(23,192)	(25,561)
Recorded income tax expense	$293,938	$465,757	$478,921

(a) The actual cash taxes paid/(received) were $57,856 in 2002, ($113,466) in 2001, and $345,361 in 2000. Entergy Louisiana's mark-to-market tax accounting election has significantly reduced taxes paid in 2001 and 2002. For a more detailed discussion of the tax accounting election, see the discussion of Entergy Louisiana Tax Accounting Election in Management's Financial Discussion and Analysis section.

Total income taxes differ from the amounts computed by applying the statutory income tax rate to income before taxes. The reasons for the differences for the years 2002, 2001, and 2000 are (in thousands):

For the years ended December 31,	2002	2001	2000
Computed at statutory rate (35%)	$320,954	$425,692	$416,443
Increases (reductions) in tax resulting from:			
State income taxes net of federal income tax effect	44,835	45,124	47,504
Depreciation	29,774	11,890	49,741
Amortization of investment tax credits	(22,294)	(22,488)	(23,783)
Flow-through/permanent differences	(38,197)	(20,698)	(18,495)
U.S. tax on foreign income	(28,416)	21,422	1,472
Other – net	(12,718)	4,815	6,039
Total income taxes	$293,938	$465,757	$478,921
Effective income tax rate	32.1%	38.3%	40.3%

Significant components of net deferred and noncurrent accrued tax liabilities as of December 31, 2002 and 2001 are as follows (in thousands):

For the years ended December 31,	2002	2001
Deferred and Noncurrent Accrued Tax Liabilities		
Net regulatory assets/(liabilities)	$(1,085,287)	$(1,195,100)
Plant-related basis differences	(3,064,130)	(3,107,827)
Power purchase agreements	(866,976)	(400,000)
Nuclear decommissioning	(237,944)	(163,869)
Other	(406,703)	(174,219)
Total	(5,661,040)	(5,041,015)
Deferred Tax Assets		
Accumulated deferred investment tax credit	151,930	160,003
Capital loss carryforwards	68,378	55,845
Foreign tax credits	3,355	73,741
Sale and leaseback	232,228	230,157
Unbilled/deferred revenues	309,346	64,178
Pension-related items	139,058	117,675
Reserve for regulatory adjustments	103,843	109,370
Customer deposits	58,165	77,321
Nuclear decommissioning	104,555	15,599
Other	240,266	266,961
Valuation allowance	(27,352)	(98,011)
Total	1,383,772	1,072,839
Net deferred and noncurrent accrued tax liability	$(4,277,268)	$(3,968,176)

The 2002 valuation allowance is provided against United Kingdom (UK) capital loss and UK net operating loss carryforwards, which can be utilized against future UK taxable income. For UK tax purposes, these carryforwards do not expire.

The 2001 valuation allowance is provided primarily against foreign tax credit carryforwards, which can be utilized against future United States taxes on foreign source income. If these carryforwards are not utilized, they will expire between 2002 and 2006.

At December 31, 2002, Entergy had $11.2 million of indefinitely reinvested undistributed earnings from subsidiary companies outside the U.S. Upon distribution of these earnings in the form of dividends or otherwise, Entergy could be subject to U.S. income taxes (subject to foreign tax credits) and withholding taxes payable to various foreign countries.

NOTE 4. LINES OF CREDIT AND RELATED SHORT-TERM BORROWINGS

Entergy Corporation has in place a 364-day bank credit facility with a borrowing capacity of $1.450 billion, of which $535 million was outstanding as of December 31, 2002. The weighted-average interest rate on Entergy's outstanding borrowings under this facility as of December 31, 2002 and 2001 was 2.5% and 3.2%, respectively. The commitment fee for this facility is currently 0.20% of the line amount. Commitment fees and interest rates on loans under the credit facility can fluctuate depending on the senior debt ratings of the domestic utility companies.

Although the Entergy Corporation credit facility expires in May 2003, Entergy has the discretionary option to extend the period to repay the amount then outstanding for an additional 364-day term. Because of this option, which Entergy intends to exercise if it does not renew the credit line or obtain an alternative source of financing, the debt outstanding under the credit line is reflected in long-term debt on the balance sheet. The credit line is reflected as notes payable at December 31, 2001. Entergy Corporation's facility requires it to maintain a consolidated debt ratio of 65% or less of its total capitalization. If Entergy's debt ratio exceeds this limit, or if Entergy or the domestic utility companies default on other credit facilities or are in bankruptcy or insolvency proceedings, an acceleration of the facility's maturity may occur.

The short-term borrowings of Entergy's subsidiaries are limited to amounts authorized by the SEC. The current limits authorized are effective through November 30, 2004. In addition to borrowing from commercial banks, Entergy's subsidiaries are authorized to borrow from the Entergy System Money Pool (money pool). The money pool is an inter-company borrowing arrangement designed to reduce Entergy's subsidiaries' dependence on external short-term borrowings. Borrowings from the money pool and external borrowings combined may not exceed the SEC authorized limits. As of December 31, 2002, Entergy's subsidiaries' authorized limit was $1.6 billion and the outstanding borrowing from the money pool was $61.5 million. There were no borrowings outstanding from external sources.

Entergy Arkansas, Entergy Louisiana, and Entergy Mississippi each have 364-day credit facilities available as follows (in millions):

Company	Expiration Date	Amount of Facility	Amount Drawn as of Dec. 31, 2002
Entergy Arkansas	May 2003	$63	–
Entergy Louisiana	May 2003	$15	–
Entergy Mississippi	May 2003	$25	–

The facilities have variable interest rates and the average commitment fee is 0.13%.

NOTE 5. PREFERRED AND COMMON STOCK

Preferred Stock

The number of shares authorized and outstanding and dollar value of preferred stock for Entergy Corporation subsidiaries as of December 31, 2002 and 2001, are presented below (dollars in thousands). Only the Entergy Gulf States series "with sinking fund" contains mandatory redemption requirements. All other series are redeemable at Entergy's option.

	Shares Authorized and Outstanding		Total Dollar Value	
	2002	2001	2002	2001
Entergy Corporation				
U.S. Utility Preferred Stock:				
Without sinking fund:				
Entergy Arkansas, 4.32% – 7.88% Series	1,613,500	1,613,500	$116,350	$116,350
Entergy Gulf States, 4.20% – 7.56% Series	473,268	473,268	47,327	47,327
Entergy Louisiana, 4.16% – 8.00% Series	2,115,000	2,115,000	100,500	100,500
Entergy Mississippi, 4.36% – 8.36% Series	503,807	503,807	50,381	50,381
Entergy New Orleans, 4.36% – 5.56% Series	197,798	197,798	19,780	19,780
Total without sinking fund	4,903,373	4,903,373	$334,337	$334,337
With sinking fund:				
Entergy Gulf States, Adjustable Rate 7.0%(a)	243,269	261,848	$ 24,327	$ 26,185
Total with sinking fund	243,269	261,848	$ 24,327	$ 26,185
Fair Value of Preferred Stock with sinking fund(b)			$ 20,792	$ 26,160

All outstanding preferred stock is cumulative. Entergy Gulf States has annual sinking fund requirements of $3.45 million through 2007 for its preferred stock outstanding. Totals may not foot due to rounding.

(a) Represents weighted-average annualized rates for 2002.

(b) Fair values were determined using bid prices reported by dealer markets and by nationally recognized investment banking firms. There is additional disclosure of fair value of financial instruments in Note 15 to the consolidated financial statements.

Common Stock

Treasury stock activity for Entergy for 2002 and 2001 was as follows (dollars in thousands):

	2002		2001	
	Treasury Shares	Cost	Treasury Shares	Cost
Beginning Balance, January 1	27,441,384	$ 758,820	28,490,031	$ 774,905
Repurchases	2,885,000	118,499	989,100	36,895
Transfers	–	–	361,720	10,711
Issuances:				
Equity Ownership/Equity Awards Plans	(4,567,054)	(129,748)	(2,393,177)	(63,519)
Directors' Plan	(6,920)	(240)	(6,290)	(172)
Ending Balance, December 31	25,752,410	$ 747,331	27,441,384	$ 758,820

Entergy Corporation reissues treasury shares to meet the requirements of the Stock Plan for Outside Directors (Directors' Plan), the Equity Ownership Plan of Entergy Corporation and Subsidiaries (Equity Ownership Plan), the Equity Awards Plan, and certain other stock benefit plans. The Directors' Plan awards to non-employee directors a portion of their compensation in the form of a fixed number of shares of Entergy Corporation common stock.

Equity Compensation Plan Information

Entergy has two plans that grant stock options, equity awards, and incentive awards to key employees of the Entergy subsidiaries. The Equity Ownership Plan is a shareholder-approved stock-based compensation plan. The Equity Awards Plan is a Board-approved stock-based compensation plan. Stock options are granted at exercise prices not less than market value on the date of grant. The majority of options granted in 2002, 2001, and 2000 will become exercisable in equal amounts on each of the first three anniversaries of the date of grant. Options are forfeited if they are not exercised within ten years from the date of the grant.

Beginning in 2001, Entergy began granting most of the equity awards and incentive awards earned under its stock benefit plans in the form of performance units, which are equal to the cash value of shares of Entergy Corporation common stock at the time of payment. In addition to the potential for equivalent share appreciation or depreciation, performance units will earn the cash equivalent of the dividends paid during the performance period applicable to each plan. The amount of performance units awarded will not reduce the amount of securities remaining under the current authorizations. The costs of equity and incentive awards, given either as company stock or performance units, are charged to income over the period of the grant or restricted period, as appropriate. In 2002, 2001, and 2000, $28 million, $14 million, and $17 million, respectively, was charged to compensation expense.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following stock option weighted-average assumptions:

	2002	2001	2000
Stock price volatility	27.2%	26.3%	24.4%
Expected term in years	5	5	5
Risk-free interest rate	4.2%	4.9%	6.6%
Dividend yield	3.2%	3.4%	5.2%
Dividend payment	$1.32	$1.26	$1.20

Stock option transactions are summarized as follows:

	2002		2001		2000	
	Number of Options	Average Exercise Price	Number of Options	Average Exercise Price	Number of Options	Average Exercise Price
Beginning-of-year balance	17,316,816	$31.06	11,468,316	$25.52	5,493,882	$29.48
Options granted	8,168,025	41.72	8,602,300	36.96	7,219,134	22.98
Options exercised	(4,877,688)	28.62	(2,407,783)	25.85	(920,077)	28.26
Options forfeited	(664,039)	36.36	(346,017)	30.35	(324,623)	28.29
End-of-year balance	19,943,114	$35.85	17,316,816	$31.06	11,468,316	$25.52
Options exercisable at year-end	4,837,511	$31.39	2,923,452	$27.35	1,641,062	$29.38
Weighted-average fair value of options at time of grant	$9.22		$8.14		$4.30	

The following table summarizes information about stock options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	As of 12-31-02	Weighted-Average Remaining Contractual Life-Years	Weighted-Average Exercise Price	Number Exercisable at 12-31-02	Weighted-Average Exercise Price
$18 – $32	5,144,845	7.2	$25.28	2,850,575	$26.82
$32 – $47	14,798,269	8.6	$39.52	1,986,936	$37.95
$18 – $47	19,943,114	8.2	$35.85	4,837,511	$31.39

During the first quarter of 2003, an additional 7,196,699 options became exercisable with a weighted-average exercise price of $34.71.

Entergy sponsors the Savings Plan of Entergy Corporation and Subsidiaries (Savings Plan). The Savings Plan is a defined contribution plan covering eligible employees of Entergy and its subsidiaries. The Savings Plan provides that the employing Entergy subsidiary may:

- make matching contributions to the plan in an amount equal to 75% of the participants' basic contributions, up to 6% of their salaries, in shares of Entergy Corporation common stock if the employees direct their company-matching contribution to the purchase of Entergy Corporation's common stock; or
- make matching contributions in the amount of 50% of the participants' basic contributions, up to 6% of their salaries, if the employees direct their company-matching contribution to other investment funds.

Entergy's subsidiaries contributed $29.6 million in 2002, $25.4 million in 2001, and $16.1 million in 2000 to the Savings Plan.

NOTE 6. COMPANY-OBLIGATED REDEEMABLE PREFERRED SECURITIES

Entergy Louisiana Capital I, Entergy Arkansas Capital I, and Entergy Gulf States Capital I (Trusts) were established as financing subsidiaries of Entergy Louisiana, Entergy Arkansas, and Entergy Gulf States, respectively, for the purpose of issuing common and preferred securities. The Trusts issue Cumulative Quarterly Income Preferred Securities (Preferred Securities) to the public and issue common securities to their parent companies. Proceeds from such issues are used to purchase junior subordinated deferrable interest debentures (Debentures) from the parent company. The Debentures held by each Trust are its only assets. Each Trust uses interest payments received on the Debentures owned by it to make cash distributions on the Preferred Securities.

Trusts	Date of Issue	Preferred Securities Issued	Common Securities Issued	Interest Rate Securities/ Debentures	Trust's Investment in Debentures	Fair Market Value of Preferred Securities at 12-31-02
		(In millions)			(In millions)	
Louisiana Capital I	7-16-96	$70.0	$2.2	9.00%	$72.2	$70.8
Arkansas Capital I	8-14-96	$60.0	$1.9	8.50%	$61.9	$60.1
Gulf States Capital I	1-28-97	$85.0	$2.6	8.75%	$87.6	$85.3

The Preferred Securities of the Trusts mature in the years 2045 and 2046. The Preferred Securities are currently redeemable at 100% of their principal amount at the option of Entergy Louisiana, Entergy Arkansas, or Entergy Gulf States. Entergy Louisiana, Entergy Arkansas, and Entergy Gulf States have, pursuant to certain agreements, fully and unconditionally guaranteed payment of distributions on the Preferred Securities issued by their respective Trusts. Entergy Louisiana, Entergy Arkansas, and Entergy Gulf States are the owners of all of the common securities of their individual Trusts, which constitute 3% of each Trust's total capital.

NOTE 7. LONG-TERM DEBT

Long-term debt as of December 31, 2002 and 2001 consisted of (in thousands):

Entergy Corporation

Mortgage Bonds:		Maturity Date	2002	2001
7.5% Series	Entergy Louisiana	January 2002	$ –	$ 23,000
8.21% Series	Entergy Gulf States	January 2002	–	147,920
5.8% Series	Entergy Louisiana	March 2002	–	75,000
7.0% Series	Entergy Arkansas	March 2002	–	85,000
6.875% Series	Entergy Mississippi	June 2002	–	65,000
7.74% Series	Entergy Louisiana	July 2002	–	56,400
8.25% Series	System Energy	October 2002	–	70,000
7.5% Series	Entergy Louisiana	November 2002	–	15,259
6.25% Series	Entergy Mississippi	February 2003	70,000	70,000
7.75% Series	Entergy Mississippi	February 2003	120,000	120,000
6.75% Series	Entergy Gulf States	March 2003	33,000	39,000
7.0% Series	Entergy New Orleans	March 2003	–	25,000
7.72% Series	Entergy Arkansas	March 2003	100,000	100,000
8.5% Series	Entergy Louisiana	June 2003	150,000	150,000
Floating Series	Entergy Gulf States	June 2003	260,000	300,000
6.0% Series	Entergy Arkansas	October 2003	155,000	155,000
6.625% Series	Entergy Mississippi	November 2003	65,000	65,000
6.65% Series	Entergy New Orleans	March 2004	30,000	30,000
8.25% Series	Entergy Gulf States	April 2004	292,000	292,000
6.2% Series	Entergy Mississippi	May 2004	75,000	75,000
Floating Series	Entergy Mississippi	May 2004	50,000	50,000
8.25% Series	Entergy Mississippi	July 2004	25,000	25,000
Floating Series	Entergy Gulf States	September 2004	300,000	300,000
6.125% Series	Entergy Arkansas	July 2005	100,000	100,000
8.125% Series	Entergy New Orleans	July 2005	30,000	30,000
6.65% Series	Entergy Arkansas	August 2005	115,000	115,000
6.77% Series	Entergy Gulf States	August 2005	98,000	98,000
8.0% Series	Entergy New Orleans	March 2006	40,000	40,000
7.5% Series	Entergy Arkansas	August 2007	100,000	100,000
4.875% Series	System Energy	October 2007	70,000	–
5.2% Series	Entergy Gulf States	December 2007	200,000	–
6.5% Series	Entergy Louisiana	March 2008	115,000	115,000
6.45% Series	Entergy Mississippi	April 2008	80,000	80,000
7.0% Series	Entergy New Orleans	July 2008	30,000	30,000
6.0% Series	Entergy Gulf States	December 2012	140,000	–
6.75% Series	Entergy New Orleans	October 2017	25,000	–
8.94% Series	Entergy Gulf States	January 2022	150,000	150,000
8.0% Series	Entergy New Orleans	March 2023	45,000	45,000
7.7% Series	Entergy Mississippi	July 2023	60,000	60,000
7.55% Series	Entergy New Orleans	September 2023	30,000	30,000
7.0% Series	Entergy Arkansas	October 2023	175,000	175,000
8.7% Series	Entergy Gulf States	April 2024	294,950	294,950
8.75% Series	Entergy Louisiana	March 2026	–	115,000
8.75% Series	Entergy Arkansas	March 2026	–	85,000
6.7% Series	Entergy Arkansas	April 2032	100,000	–
7.6% Series	Entergy Louisiana	April 2032	150,000	–
6.0% Series	Entergy Mississippi	November 2032	75,000	–
6.0% Series	Entergy Arkansas	December 2032	100,000	–
7.25% Series	Entergy Mississippi	December 2032	100,000	–
Total mortgage bonds			**$4,147,950**	**$3,996,529**

Governmental Bonds:[(a)]		Maturity Date	2002	2001
5.45% Series	Calcasieu Parish- Louisiana	2010	$ 22,100	$ 22,100
6.75% Series	Calcasieu Parish- Louisiana	2012	48,280	48,280
6.7% Series	Pointe Coupee Parish- Louisiana	2013	17,450	17,450
5.7% Series	Iberville Parish- Louisiana	2014	21,600	21,600

Governmental Bonds[a] – continued:		Maturity Date	2002	2001
7.7% Series	West Feliciana Parish- Louisiana	2014	94,000	94,000
5.8% Series	West Feliciana Parish- Louisiana	2015	28,400	28,400
7.0% Series	West Feliciana Parish- Louisiana	2015	39,000	39,000
7.5% Series	West Feliciana Parish- Louisiana	2015	41,600	41,600
9.0% Series	West Feliciana Parish- Louisiana	2015	45,000	45,000
5.8% Series	West Feliciana Parish- Louisiana	2016	20,000	20,000
6.3% Series	Pope County- Arkansas	2016	19,500	19,500
5.6% Series	Jefferson County- Arkansas	2017	45,500	45,500
6.3% Series	Jefferson County- Arkansas	2018	9,200	9,200
6.3% Series	Pope County- Arkansas	2020	120,000	120,000
8.0% Series	Pope County- Arkansas	2020	–	20,000
6.25% Series	Independence County- Arkansas	2021	45,000	45,000
7.5% Series	St. Charles Parish- Louisiana	2021	50,000	50,000
8.0% Series	Pope County- Arkansas	2021	–	27,000
5.875% Series	Mississippi Business Finance Corp.	2022	216,000	216,000
5.9% Series	Mississippi Business Finance Corp.	2022	102,975	102,975
7.0% Series	Warren County- Mississippi	2022	8,095	8,095
7.0% Series	Washington County- Mississippi	2022	7,935	7,935
7.0% Series	St. Charles Parish- Louisiana	2022	24,000	24,000
7.05% Series	St. Charles Parish- Louisiana	2022	20,000	20,000
Auction Rate	Independence City- Mississippi	2022	30,000	30,000
5.95% Series	St. Charles Parish- Louisiana	2023	25,000	25,000
6.2% Series	St. Charles Parish- Louisiana	2023	33,000	33,000
6.875% Series	St. Charles Parish- Louisiana	2024	20,400	20,400
6.375% Series	St. Charles Parish- Louisiana	2025	16,770	16,770
7.3% Series	Claiborne County- Mississippi	2025	7,625	7,625
6.2% Series	Claiborne County- Mississippi	2026	90,000	90,000
5.05% Series	Pope County- Arkansas[b]	2028	47,000	47,000
5.65% Series	West Feliciana Parish- Louisiana[c]	2028	62,000	62,000
6.6% Series	West Feliciana Parish- Louisiana	2028	40,000	40,000
5.35% Series	St. Charles Parish- Louisiana[d]	2029	110,950	110,950
Auction Rate	St. Charles Parish- Louisiana	2030	60,000	60,000
4.85% Series	St. Charles Parish- Louisiana[e]	2030	–	55,000
4.9% Series	St. Charles Parish- Louisiana[e][f]	2030	55,000	–
Total governmental bonds			**$1,643,380**	**$ 1,690,380**

Other Long-Term Debt:	2002	2001
Damhead Creek Project Credit Facilities, avg rate 6.52%	$ –	$ 458,385
Note Payable to NYPA, non-interest bearing, 4.8% implicit rate	683,640	756,914
Bank Credit Facility (Entergy Corporation and Subsidiaries, Note 4)	535,000	–
7.75% Notes due December 2009, Entergy Corporation	267,000	–
Long-term DOE Obligation (Entergy Corporation and Subsidiaries, Note 9)	152,804	150,217
Waterford 3 Lease Obligation 7.45%(Entergy Corporation and Subsidiaries, Note 10)	297,950	313,918
Grand Gulf Lease Obligation 7.02% (Entergy Corporation and Subsidiaries, Note 10)	414,843	445,734
Unamortized Premium and Discount- Net	(13,741)	(15,133)
Top of Iowa wind project debt, avg rate 3.15% due 2003	79,029	78,527
Other	70,464	128,328
Total Long-Term Debt	**$8,278,319**	**$8,003,799**
Less Amount Due Within One Year	1,191,320	682,771
Long-Term Debt Excluding Amount Due Within One Year	**$7,086,999**	**$7,321,028**
Fair Value of Long-Term Debt[g]	$7,270,696	$6,764,419

(a) Consists of pollution control revenue bonds and environmental revenue bonds, certain series of which are secured by non-interest bearing first mortgage bonds.

(b) The bonds are subject to mandatory tender for purchase from the holders at 100% of the principal amount outstanding on September 1, 2005 and will then be remarketed.

(c) The bonds are subject to mandatory tender for purchase from the holders at 100% of the principal amount outstanding on September 1, 2004 and will then be remarketed.

(d) The bonds are subject to mandatory tender for purchase from the holders at 100% of the principal amount outstanding on October 1, 2003 and will then be remarketed.

(e) On June 1, 2002, Entergy Louisiana remarketed $55 million St. Charles Parish Pollution Control Revenue Refunding Bonds due 2030, resetting the interest rate to 4.9% through May 2005.

(f) The bonds are subject to mandatory tender for purchase from the holders at 100% of the principal amount outstanding on June 1, 2005 and will then be remarketed.

(g) The fair value excludes lease obligations, long-term DOE obligations, and other long-term debt and includes debt due within one year. It is determined using bid price reported by dealer markets and by nationally recognized investment banking firms.

The annual long-term debt maturities (excluding lease obligations) and annual cash sinking fund requirements for debt outstanding as of December 31, 2002, for the next five years are as follows (in thousands):

2003	2004	2005	2006	2007
$1,150,786	$925,005	$540,372	$139,952	$475,288

Not included are other sinking fund requirements of approximately $30.2 million annually, which may be satisfied by cash or by certification of property additions at the rate of 167% of such requirements.

In December 2002, when the Damhead Creek project was sold, the buyer of the project assumed all obligations under the Damhead Creek credit facilities and the Damhead Creek interest rate swap agreements.

In November 2000, Entergy's Non-Utility Nuclear business purchased the FitzPatrick and Indian Point 3 power plants in a seller-financed transaction. Entergy issued notes to NYPA with seven annual installments of approximately $108 million commencing one year from the date of the closing, and eight annual installments of $20 million commencing eight years from the date of the closing. These notes do not have a stated interest rate, but have an implicit interest rate of 4.8%. In accordance with the purchase agreement with NYPA, the purchase of Indian Point 2 resulted in Entergy's Non-Utility Nuclear business becoming liable to NYPA for an additional $10 million per year for 10 years, beginning in September 2003. This liability was recorded upon the purchase of Indian Point 2 in September 2001.

Covenants in the Entergy Corporation 7.75% notes require it to maintain a consolidated debt ratio of 65% or less of its total capitalization. If Entergy's debt ratio exceeds this limit, or if Entergy or certain of the domestic utility companies default on other credit facilities or are in bankruptcy or insolvency proceedings, an acceleration of the facility's maturity may occur.

In January 2003, Entergy paid in full, at maturity, the outstanding debt relating to the Top of Iowa wind project.

Capital Funds Agreement

Pursuant to an agreement with certain creditors, Entergy Corporation has agreed to supply System Energy with sufficient capital to:

- maintain System Energy's equity capital at a minimum of 35% of its total capitalization (excluding short-term debt);
- permit the continued commercial operation of Grand Gulf 1;
- pay in full all System Energy indebtedness for borrowed money when due; and
- enable System Energy to make payments on specific System Energy debt, under supplements to the agreement assigning System Energy's rights in the agreement as security for the specific debt.

NOTE 8. DIVIDEND RESTRICTIONS

Provisions within the Articles of Incorporation or pertinent indentures and various other agreements relating to the long-term debt and preferred stock of certain of Entergy Corporation's subsidiaries restrict the payment of cash dividends or other distributions on their common and preferred stock. As of December 31, 2002, Entergy Arkansas and Entergy Mississippi had restricted retained earnings unavailable for distribution to Entergy Corporation of $296.1 million and $36.2 million, respectively. Additionally, the Public Utility Holding Company Act of 1935 (PUHCA) prohibits Entergy Corporation's subsidiaries from making loans or advances to Entergy Corporation. In 2002, Entergy Corporation received dividend payments totaling $618.4 million from subsidiaries. In addition, Entergy Louisiana repurchased $120 million of its common shares from Entergy Corporation in 2002.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Entergy is involved in a number of legal, tax, and regulatory proceedings before various courts, regulatory commissions, and governmental agencies in the ordinary course of its business. While management is unable to predict the outcome of such proceedings, management does not believe that the ultimate resolution of these matters will have a material adverse effect on Entergy's results of operations, cash flows, or financial condition.

Capital Requirements and Financing

Entergy plans to spend approximately $3.4 billion on construction and other capital investments during 2003-2005. This plan reflects capital required to support existing businesses as well as the approval by the Board of the Arkansas Nuclear One Unit 1(ANO 1) steam generator replacement project. The estimated capital expenditures are subject to periodic review and modification and may vary based on the ongoing effects of business restructuring, regulatory constraints, business opportunities, market volatility, economic trends, and the ability to access capital. Entergy's estimated construction and other capital expenditures by year for 2003-2005 are as follows (in millions):

Planned Construction and Capital Investment	2003	2004	2005
U.S. Utility	$924	$915	$965
Non-Utility Nuclear	$201	$142	$109
Energy Commodity Services	$ 24	$ 76	$ 3
Other	$ 7	$ 7	$ 9

The U.S. Utility will focus its planned spending on projects that will support continued reliability improvements and customer growth. Non-Utility Nuclear will focus its planned spending on routine construction projects and power uprates. Energy Commodity Services expenditures will primarily be on a merchant power plant project currently under construction and a $73 million cash contribution to Entergy-Koch in January 2004.

The planned construction and capital investments do not include potential investments in new businesses or assets.

Entergy will also require $2.6 billion during the period 2003-2005 to meet long-term debt and preferred stock maturities and cash sinking fund requirements. Entergy plans to meet these requirements primarily with internally generated funds and cash on hand, supplemented by proceeds from the issuance of debt and outstanding credit facilities. In the fourth quarter of 2002, the U.S. Utility issued $640 million of debt with maturities ranging from 2007 to 2032. Approximately $71 million of the proceeds of the debt issued in the fourth quarter were used to retire, in 2002, debt that was scheduled to mature in 2003, and the remainder will be used to meet certain 2003 maturities as they occur. Entergy Mississippi issued an additional $100 million of debt in January 2003 that matures in 2013. The proceeds will be used to repay, prior to maturity, debt of Entergy Mississippi that is scheduled to mature in 2003 and 2004. Certain domestic utility companies may also continue the reacquisition or refinancing of all or a portion of certain outstanding series of preferred stock and long-term debt.

Sales Warranties and Indemnities

In the CitiPower sales transaction, Entergy or its subsidiaries made certain warranties to the purchaser. These warranties include representations regarding litigation, accuracy of financial accounts, and the adequacy of existing tax provisions. The purchasers of CitiPower have asserted notice of claims against Entergy under the terms of the Tax Warranty Deed dated November 23, 1998 between them and Entergy. The Tax Warranty Deed includes a reservation of rights relating to a potential liability in the event of an adverse tax ruling. In November 2002, the Australian Taxation Office assessed CitiPower for taxes for the years 1997 through 1999. Management believes it has adequately provided for the ultimate resolution of this matter.

In the Saltend sales transaction, Entergy or its subsidiaries made certain warranties to the purchasers relating primarily to the performance of certain remedial work on the facility and the assumption of responsibility for certain contingent liabilities. Entergy believes that it has provided adequately for the warranties as of December 31, 2002.

Power Purchase Agreements

Entergy Louisiana has an agreement extending through the year 2031 to purchase energy generated by a hydroelectric facility known as the Vidalia project. Entergy Louisiana made payments under the contract of approximately $104.2 million in 2002, $86.0 million in 2001, and $58.6 million in 2000. If the maximum percentage (94%) of the energy is made available to Entergy Louisiana, current production projections would require estimated payments of approximately $79.5 million in 2003, and a total of $2.7 billion for the years 2004 through 2031. Entergy Louisiana currently recovers the costs of the purchased energy through its fuel adjustment clause. In an LPSC-approved settlement related to tax benefits from the treatment of the Vidalia contract, Entergy Louisiana agreed to credit monthly rates by $11 million each year for up to ten years, beginning in October 2002.

Nuclear Insurance

The Price-Anderson Act limits public liability of a nuclear plant owner for a single nuclear incident to approximately $9.5 billion. Protection for this liability is provided through a combination of private insurance underwritten by American Nuclear Insurers (ANI) (currently $300 million for each reactor) and an industry assessment program. In addition, liability arising out of terrorist acts will be covered by ANI subject to one industry aggregate limit of $300 million, with a conditional option for one shared industry aggregate limit reinstatement of $300 million. (There are no terrorism limitations under the Price-Anderson Secondary Financial Protection program, which responds upon the exhaustion of ANI coverage). Under the assessment program, the maximum payment requirement for each nuclear incident would be $88.1 million per reactor, payable at a rate of $10 million per licensed reactor per incident per year. Entergy has ten licensed reactors, with five each in the U.S. Utility segment and the Non-Utility Nuclear segment. As a co-licensee of Grand Gulf 1 with System Energy, South Mississippi Electric Power Agency (SMEPA) would share in 10% of this obligation. In addition, each owner/licensee of Entergy's ten nuclear units participates in a private insurance program that provides coverage for worker tort claims filed for bodily injury caused by radiation exposure. The program provides for a maximum assessment of approximately $3 million for each licensed reactor in the event that losses exceed accumulated reserve funds.

Entergy's nuclear owner/licensee subsidiaries are also members of certain insurance programs that provide coverage for property damage, including decontamination and premature decommissioning expense, to members' nuclear generating plants. These programs are underwritten by Nuclear Electric Insurance, Limited (NEIL). As of December 31, 2002, Entergy was insured against such losses up to $2.3 billion for each of its nuclear units, except for Pilgrim and Vermont Yankee which are insured for $1.115 billion in property damages. In addition, Entergy's nuclear owner/licensee subsidiaries are members of the NEIL insurance program that covers certain replacement power and business interruption costs incurred due to prolonged nuclear unit outages. Under the property damage and replacement power/business interruption insurance programs, these Entergy subsidiaries could be subject to assessments if losses exceed the accumulated funds available to the insurers. As of December 31, 2002, the maximum amounts of such possible assessments were $81.4 million for the U.S. Utility segment and $68.9 million for the Non-Utility Nuclear segment.

Entergy maintains property insurance for each of its nuclear units in excess of the Nuclear Regulatory Commission's (NRC) minimum requirement for nuclear power plant licensees of $1.06 billion per site. NRC regulations provide that the proceeds of this insurance must be used, first, to render the reactor safe and stable, and second, to complete decontamination operations. Only after proceeds are dedicated for such use and regulatory approval is secured would any remaining proceeds be made available for the benefit of plant owners or their creditors.

Effective November 15, 2001, in the event that one or more acts of terrorism cause accidental property damage under one or more of all nuclear insurance policies issued by NEIL (including, but not limited to, those described above) within 12 months from the date the first accidental property damage occurs, the maximum recovery under all such nuclear insurance policies shall be an aggregate of $3.24 billion plus the additional amounts recovered for such losses from reinsurance, indemnity, and any other source applicable to such losses.

Spent Nuclear Fuel

Entergy's nuclear owner/licensee subsidiaries provide for the estimated future disposal costs of spent nuclear fuel in accordance with the Nuclear Waste Policy Act of 1982. The affected Entergy companies entered into contracts with the DOE, whereby the DOE will furnish disposal service at a cost of one mill per net kWh generated and sold after April 7, 1983, plus a one-time fee for generation prior to that date. Entergy Arkansas is the only Entergy company that generated electric power with nuclear fuel prior to that date and has a recorded liability as of December 31, 2002 of $153 million for the one-time fee. The fees payable to the DOE may be adjusted in the future to assure full recovery. Entergy considers all costs incurred for the disposal of spent nuclear fuel, except accrued interest, to be proper components of nuclear fuel expense. Provisions to recover such costs have been or will be made in applications to regulatory authorities.

Entergy's Non-Utility Nuclear business has accepted assignment of the Pilgrim, FitzPatrick, Indian Point 3, Indian Point 2, and Vermont Yankee spent fuel disposal contracts with the DOE held by their previous owners. The previous owners have paid or retained liability for the fees for all generation prior to the purchase dates of those plants.

Delays have occurred in the DOE's program for the acceptance and disposal of spent nuclear fuel at a permanent repository. After twenty years of study, the DOE, in February 2002, formally recommended, and President Bush approved, Yucca Mountain, Nevada as the permanent spent fuel repository. DOE will now proceed with the licensing and, if the license is granted by the NRC, eventual construction of the repository will begin and receipt of spent fuel may begin as early as approximately 2010. Considerable uncertainty remains regarding the time frame under which the DOE will begin to accept spent fuel from Entergy's facilities for storage or disposal. As a result, future expenditures will be required to increase spent fuel storage capacity at Entergy's nuclear plant sites.

Pending DOE acceptance and disposal of spent nuclear fuel, the owners of nuclear plants are responsible for their own spent fuel storage. Current on-site spent fuel storage capacity at Grand Gulf 1 and River Bend is estimated to be sufficient until approximately 2006 and 2004, respectively, at which time dry cask storage facilities will be placed into service. The spent fuel pool at Waterford 3 was recently expanded through the replacement of the existing storage racks with higher density storage racks. This expansion should provide sufficient storage for Waterford 3 until after 2010. An ANO storage facility using dry casks began operation in 1996 and has been expanded since and will be further expanded as needed. The spent fuel storage facility at Pilgrim is licensed to provide enough storage capacity until approximately 2012. The first dry spent fuel storage casks were loaded at FitzPatrick in 2002, and further casks will be loaded there as needed. Indian Point and Vermont Yankee currently have sufficient spent fuel storage capacity until approximately 2004 and 2006, respectively, at which time planned additional dry cask storage capacity are to begin operation.

Nuclear Decommissioning Costs

Total approved decommissioning costs for rate recovery purposes as of December 31, 2002, for Entergy Arkansas', Entergy Gulf States', Entergy Louisiana's, and System Energy's nuclear power plants, excluding SMEPA's share of Grand Gulf 1, are as follows (in millions):

	Total Approved Estimated Decommissioning Costs
ANO 1 & ANO 2	
(based on a 1998 cost study reflecting 1997 dollars)	$ 813.1
River Bend- Louisiana	
(based on a 1996 cost study reflecting 1996 dollars)	419.0
River Bend- Texas	
(based on a 1996 cost study reflecting 1996 dollars)	385.2
Waterford 3	
(based on a 1994 updated study in 1993 dollars)	320.1
Grand Gulf 1	
(based on a 1994 cost study using 1993 dollars)	341.1
Total	$2,278.5

Entergy has been recording decommissioning liabilities for these plants as the estimated decommissioning costs are collected from customers or as earnings on the trust funds are realized. Effective January 1, 2003, Entergy adopted SFAS 143, "Accounting for Asset Retirement Obligations." The provisions of this statement will result in a different amount of decommissioning costs being recorded than under the method described above in use prior to December 31, 2002. Entergy expects to adjust for financial reporting purposes this different level of decommissioning expense to the level previously being recorded through the use of regulatory assets/regulatory liabilities for a substantial portion of the decommissioning costs associated with the units listed above. The decommissioning liabilities recorded are discussed below.

Decommissioning costs recovered in rates are deposited in trust funds and reported at market value based upon market quotes or as determined by widely used pricing services. These trust fund assets largely offset the accumulated decommissioning liability that is recorded as accumulated depreciation for Entergy Arkansas, Entergy Gulf States, and Entergy Louisiana, and are recorded as deferred credits for System Energy and

Entergy's Non-Utility Nuclear business. The liability associated with the trust funds received from Cajun with the transfer of Cajun's 30% share of River Bend is also recorded as a deferred credit by Entergy Gulf States. The actual decommissioning costs may vary from the estimates because of regulatory requirements, changes in technology, and increased costs of labor, materials, and equipment.

Entergy periodically reviews and updates estimated decommissioning costs. Entergy is presently under-recovering decommissioning costs for ANO 1, Arkansas Nuclear One Unit 2 (ANO 2), Grand Gulf 1, Waterford 3, and the Louisiana-regulated share of River Bend. Under-recovery for Grand Gulf 1 and Waterford 3 is based on the existence of more recent estimates reflecting higher costs. Under-recovery of ANO 1, ANO 2, and River Bend is based on suspension of decommissioning collections under the assumption that the lives of those plants have been or will be extended.

In June 2001, Entergy Arkansas received notification from the NRC of approval for a renewed operating license authorizing operations at ANO 1 through May 2034. In October 2000, the APSC ordered Entergy Arkansas to reflect 20-year license extensions in its determination of the ANO 1 and ANO 2 decommissioning revenue requirements for rates to be effective January 1, 2001. Entergy Arkansas will not make additional contributions to the trust funds in 2003 for ANO 1 and ANO 2 based on the extension of the ANO 1 license, the assumption that the ANO 2 license will be extended, and that the existing decommissioning trust funds, together with their expected future earnings, will meet the estimated decommissioning costs. An updated decommissioning cost study for ANO 1 and 2 will be filed with the APSC in March 2003.

In December 2002, Entergy Gulf States and the LPSC reached a settlement of the fourth through eighth post-merger earnings reviews. Among other things, the settlement includes suspension of collections for decommissioning the Louisiana-regulated portion of River Bend beginning January 1, 2003 based upon an assumption that the operating license and the useful life of River Bend will be extended. According to the settlement agreement, in the event that the NRC formally notifies Entergy that the decommissioning funding for River Bend is or would become inadequate, Entergy Gulf States would be permitted recognition in rates of decommissioning expense at a level sufficient to address reasonably the NRC's concern as expressed in the notification. The decommissioning liability for the 30% share of River Bend formerly owned by Cajun was fully funded by a transfer of $132 million to the River Bend Decommissioning Trust at the completion of Cajun's bankruptcy proceedings.

Entergy Louisiana prepared a decommissioning cost update for Waterford 3 in 1999 and produced a revised decommissioning cost update of $481.5 million. This cost update was filed with the LPSC in the third quarter of 2000.

System Energy included updated decommissioning costs (based on the updated 1994 study) in its 1995 rate increase filing with FERC. Rates requested in this proceeding were placed into effect in December 1995, subject to refund. In July 2000, FERC issued an order approving a lower decommissioning cost than what was requested by System Energy in the 1995 filing. System Energy adjusted its collection to the FERC-approved level of $341 million in the third quarter of 2001. A 1999 decommissioning cost update of $540.8 million for System Energy's 90% share of Grand Gulf 1 has not yet been filed with FERC.

As part of the Pilgrim, Indian Point 1 and 2, and Vermont Yankee purchases, the previous owners transferred decommissioning trust funds, along with the liability to decommission the plants, to Entergy. Entergy believes that the decommissioning trust funds will be adequate to cover future decommissioning costs for these plants without any additional deposits to the trusts.

For the Indian Point 3 and FitzPatrick plants purchased in 2000, NYPA retained the decommissioning trusts and the decommissioning liability. NYPA and Entergy executed decommissioning agreements, which specify their decommissioning obligations. NYPA has the right to require Entergy to assume the decommissioning liability provided that it assigns the corresponding decommissioning trust, up to a specified level, to Entergy. If the decommissioning liability is retained by NYPA, Entergy will perform the decommissioning of the plants at a price equal to the lesser of a pre-specified level or the amount in the decommissioning trusts. Entergy believes that the amounts available to it under either scenario are sufficient to cover the future decommissioning costs without any additional contributions to the trusts.

The provisions of SFAS 143 will also be applicable to the non-regulated nuclear units beginning in 2003. Refer to Note 1 to the consolidated financial statements for a discussion of the effect of SFAS 143 on Entergy.

The cumulative liabilities and decommissioning expenses recorded in 2002 by Entergy were as follows (in millions):

	Liabilities as of Dec. 31, 2001	2002 Trust Earnings	2002 Decommissioning Expenses[(a)]	Liabilities as of Dec. 31, 2002
ANO 1 & ANO 2	$ 292.8	$17.9	$ –	$ 310.7
River Bend	226.8	6.2	4.0	237.0
Waterford 3	111.5	3.4	10.4	125.3
Grand Gulf 1	134.3	4.4	16.1	154.8
Pilgrim	474.1	–[(b)]	16.1	490.2
Indian Point 1 & 2	435.3	–[(b)]	21.6	456.9
Vermont Yankee	310.7[(c)]	–[(b)]	6.0	316.7
Total	$1,985.5	$31.9	$74.2	$2,091.6

(a) Includes decommissioning expenses and interest from accretion of the obligations.
(b) Trust earnings on the decommissioning trust funds for Pilgrim, Indian Point 1 & 2, and Vermont Yankee are recorded as income and do not increase the decommissioning liability.
(c) Added in third quarter of 2002, when the unit was acquired.

In 2000, ANO's decommissioning expense was $3.8 million. River Bend's decommissioning expense was $6.2 million in both 2001 and 2000, and Waterford 3's decommissioning expense was $10.4 million for both years. Grand Gulf 1's 2001 decommissioning expense, which included the effect of the FERC-ordered refund, was ($23.8 million); its 2000 decommissioning expense was $18.9 million. Pilgrim's decommissioning expense was $20.1 million in 2001 and $19.2 million in 2000. In 2001, Indian Point 1 & 2's decommissioning expense was $5.3 million.

The Energy Policy Act of 1992 contains a provision that assesses domestic nuclear utilities with fees for the decontamination and decommissioning (D&D) of the DOE's past uranium enrichment operations. Annual assessments (in 2002 dollars), which will be adjusted annually for inflation, are for 15 years and were $4.2 million for Entergy Arkansas, $1.0 million for Entergy Gulf States, $1.6 million for Entergy Louisiana, and $1.6 million for System Energy in 2002. At December 31, 2002, four years of assessments were remaining. D&D fees are included in other current liabilities and other non-current liabilities and, as of December 31, 2002, recorded liabilities were $16.7 million for Entergy Arkansas, $4.0 million for Entergy Gulf States, $6.4 million for Entergy Louisiana, and $6.3 million for System Energy. Regulatory assets in the financial statements offset these liabilities, with the exception of Entergy Gulf States' 30% non-regulated portion. FERC requires that utilities treat these assessments as costs of fuel as they are amortized and recover these costs through rates in the same manner as other fuel costs.

Employment Litigation

Entergy Corporation and certain subsidiaries are defendants in numerous lawsuits filed by former employees asserting that they were wrongfully terminated and/or discriminated against on the basis of age, race, and/or sex. Entergy Corporation and these subsidiaries are vigorously defending these suits and deny any liability to the plaintiffs. Nevertheless, no assurance can be given as to the outcome of these cases.

Note 10. Leases

General

As of December 31, 2002, Entergy had non-cancelable operating leases for equipment, buildings, vehicles, and fuel storage facilities (excluding nuclear fuel leases and the Grand Gulf 1 and Waterford 3 sale and leaseback transactions) with minimum lease payments as follows (in thousands):

Year	Operating Leases	Capital Leases
2003	$ 98,124	$18,695
2004	91,185	18,695
2005	73,437	9,660
2006	56,469	5,724
2007	41,416	3,439
Years thereafter	140,089	4,597
Minimum lease payments	$500,720	$60,810
Less: Amount representing interest	–	13,942
Present value of net minimum lease payments	$500,720	$46,868

Total rental expenses for all leases (excluding nuclear fuel leases and the Grand Gulf 1 and Waterford 3 sale and leaseback transactions) amounted to $60.1 million in 2002, $65.1 million in 2001, and $53.3 million in 2000.

Nuclear Fuel Leases

As of December 31, 2002, arrangements to lease nuclear fuel existed in an aggregate amount up to $140 million for Entergy Arkansas, $80 million for each of Entergy Gulf States and Entergy Louisiana, and $95 million for System Energy. As of December 31, 2002, the unrecovered cost base of nuclear fuel leases amounted to approximately $88.1 million for Entergy Arkansas, $41.4 million for Entergy Gulf States, $50.9 million for Entergy Louisiana, and $79.0 million for System Energy. The lessors finance the acquisition and ownership of nuclear fuel through loans made under revolving credit agreements, the issuance of commercial paper, and the issuance of intermediate-term notes. The credit agreements for Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, and System Energy have termination dates of November 2003, November 2003, December 2004, and November 2003, respectively. Such termination dates may be extended from time to time with the consent of the lenders. The intermediate-term notes issued pursuant to these fuel lease arrangements have varying maturities through March 15, 2006. It is expected that additional financing under the leases will be arranged as needed to acquire additional fuel, to pay interest, and to pay maturing debt. However, if such additional financing cannot be arranged, the lessee in each case must repurchase sufficient nuclear fuel to allow the lessor to meet its obligations.

Lease payments are based on nuclear fuel use. The total nuclear fuel lease payments (principal and interest) as well as the separate interest component charged to operations by the domestic utility companies and System Energy were $137.8 million (including interest of $11.3 million) in 2002, $149.3 million (including interest of $17.2 million) in 2001, and $158.7 million (including interest of $19.9 million) in 2000.

Sale and Leaseback Transactions

In 1988 and 1989, System Energy and Entergy Louisiana, respectively, sold and leased back portions of their ownership interests in Grand Gulf 1 and Waterford 3 for 26½-year and 28-year lease terms, respectively. Both companies have options to terminate the leases, to repurchase the sold interests, or to renew the leases at the end of their terms.

Under System Energy's sale and leaseback arrangements, letters of credit are required to be maintained to secure certain amounts payable for the benefit of the equity investors by System Energy under the leases. The current letters of credit are effective until March 20, 2003.

Entergy Louisiana did not exercise its option to repurchase the undivided interests in Waterford 3 in September 1994. As a result, Entergy Louisiana was required to provide collateral for the equity portion of certain amounts payable by Entergy Louisiana under the leases. Such collateral was in the form of a new series of non-interest bearing first mortgage bonds in the aggregate principal amount of $208.2 million issued by Entergy Louisiana in September 1994.

In July 1997, Entergy Louisiana caused the Waterford 3 lessors to issue $307.6 million aggregate principal amount of Waterford 3 Secured Lease Obligation Bonds, 8.09% Series due 2017, to refinance the outstanding bonds originally issued to finance the purchase of the undivided interests by the lessors. The lease payments have been reduced to reflect the lower interest costs.

As of December 31, 2002, System Energy and Entergy Louisiana had future minimum lease payments, recorded as long-term debt (reflecting an overall implicit rate of 7.02% and 7.45%, respectively) as follows (in thousands):

	System Energy	Entergy Louisiana
2003	$ 48,524	$ 59,709
2004	36,133	31,739
2005	52,253	14,554
2006	52,253	18,261
2007	52,253	18,754
Years thereafter	418,022	389,121
Total	659,438	532,138
Less: Amount representing interest	244,595	234,188
Present value of net minimum lease payments	$414,843	$297,950

NOTE 11. RETIREMENT AND OTHER POSTRETIREMENT BENEFITS

Pension Plans

Entergy has seven pension plans covering substantially all of its employees: "Entergy Corporation Retirement Plan for Non-Bargaining Employees," "Entergy Corporation Retirement Plan for Bargaining Employees," "Entergy Corporation Retirement Plan II for Non-Bargaining Employees," "Entergy Corporation Retirement Plan II for Bargaining Employees," "Entergy Corporation Retirement Plan III," "Entergy Corporation Retirement Plan IV for Non-Bargaining Employees," and "Entergy Corporation Retirement Plan IV for Bargaining Employees." Except for the Entergy Corporation Retirement Plan III, the pension plans are noncontributory and provide pension benefits that are based on employees' credited service and compensation during the final years before retirement. The Entergy Corporation Retirement Plan III includes a mandatory employee contribution of 3% of earnings during the first 10 years of plan participation, and allows voluntary contributions from 1% to 10% of earnings for a limited group of employees. Entergy Corporation and its subsidiaries fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed-income securities, interest in a money market fund, and insurance contracts. As of December 31, 2002, Entergy recognized an additional minimum pension liability for the excess of the accumulated benefit obligation over the fair market value of plan assets. In accordance with FASB 87, an offsetting intangible asset, up to the amount of any unrecognized prior service cost, was also recorded, with the remaining offset to the liability recorded as a regulatory asset reflective of the recovery mechanism for pension costs in Entergy's jurisdictions. Entergy's pension costs are recovered from customers as a component of cost of service in each of its jurisdictions.

Total 2002, 2001, and 2000 pension costs of Entergy Corporation and its subsidiaries, including amounts capitalized, included the following components (in thousands):

	2002	2001	2000
Service cost - benefits earned during the period	$ 56,947	$ 49,166	$ 37,130
Interest cost on projected benefit obligation	128,387	118,448	108,782
Expected return on assets	(158,202)	(157,889)	(145,717)
Amortization of transition asset	(763)	(7,142)	(9,740)
Amortization of prior service cost	5,993	5,735	12,953
Recognized net (gain)/loss	5,504	(6,573)	(8,576)
Net pension costs/(income)	$ 37,866	$ 1,745	$ (5,168)

The funded status of Entergy's pension plans as of December 31, 2002 and 2001 was (in thousands):

	2002	2001
Change in Projected Benefit Obligation (PBO)		
Balance at beginning of year	$1,720,492	$1,602,673
Service cost	56,947	49,166
Interest cost	128,387	118,448
Acquisition of subsidiary	33,398	212
Actuarial loss	144,531	16,369
Benefits paid	(91,548)	(88,476)
Acquisition	–	22,100
Balance at end of year	$1,992,207	$1,720,492
Change in Plan Assets		
Fair value of assets at beginning of year	$1,686,836	$1,843,115
Actual return on plan assets	(191,136)	(80,335)
Employer contributions	12,857	10,532
Employee contributions	1,125	2,000
Acquisition of subsidiary	33,668	–
Benefits paid	(91,548)	(88,476)
Fair value of assets at end of year	$1,451,802	$1,686,836
Funded status	$ (540,405)	$ (33,656)
Unrecognized transition asset	(2,189)	(3,202)
Unrecognized prior service cost	37,351	40,330
Unrecognized net (gain)/loss	413,043	(70,934)
Accrued pension cost	$ (92,200)	$ (67,462)
Amounts recognized in balance sheet		
Accrued pension cost	$ (92,200)	$ (67,462)
Additional minimum pension liability	(208,151)	–
Intangible asset	33,346	–
Accumulated other comprehensive income	17,016	–
Regulatory asset	157,789	–
Net amount recognized	$ (92,200)	$ (67,462)

OTHER POSTRETIREMENT BENEFITS

Entergy also provides health care and life insurance benefits for retired employees. Substantially all domestic employees may become eligible for these benefits if they reach retirement age while still working for Entergy.

Effective January 1, 1993, Entergy adopted SFAS 106, which required a change from a cash method to an accrual method of accounting for postretirement benefits other than pensions. At January 1, 1993, the actuarially determined accumulated postretirement benefit obligation (APBO) earned by retirees and active employees was estimated to be approximately $241.4 million for Entergy (other than Entergy Gulf States) and $128 million for Entergy Gulf States. Such obligations are being amortized over a 20-year period that began in 1993.

Entergy Arkansas, the portion of Entergy Gulf States regulated by the PUCT, Entergy Mississippi, and Entergy New Orleans have received regulatory approval to recover SFAS 106 costs through rates. Entergy Arkansas began recovery in 1998, pursuant to an APSC order. This order also allowed Entergy Arkansas to amortize a regulatory asset (representing the difference between SFAS 106 costs and cash expenditures for other postretirement benefits incurred for a five-year period that began January 1, 1993) over a 15-year period that began in January 1998.

The LPSC ordered the portion of Entergy Gulf States regulated by the LPSC and Entergy Louisiana to continue the use of the pay-as-you-go method for ratemaking purposes for postretirement benefits other than pensions. However, the LPSC retains the flexibility to examine individual companies' accounting for postretirement benefits to determine if special exceptions to this order are warranted.

Pursuant to regulatory directives, Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, the portion of Entergy Gulf States regulated by the PUCT, and System Energy fund postretirement benefit obligations collected in rates. System Energy is funding on behalf of Entergy Operations postretirement benefits associated with Grand Gulf 1. Entergy Louisiana and Entergy Gulf States continue to recover a portion of these benefits regulated by the LPSC and FERC on a pay-as-you-go basis. The assets of the various postretirement benefit plans other than pensions include common stocks, fixed-income securities, and a money market fund.

Total 2002, 2001, and 2000 other postretirement benefit costs of Entergy Corporation and its subsidiaries, including amounts capitalized and deferred, included the following components (in thousands):

	2002	2001	2000
Service cost - benefits earned during the period	$ 29,199	$ 24,225	$ 18,252
Interest cost on APBO	44,819	38,811	34,022
Expected return on assets	(14,066)	(12,578)	(10,566)
Amortization of transition obligation	17,874	17,874	17,874
Amortization of prior service cost	992	992	520
Recognized net (gain)/loss	1,874	(1,506)	(3,070)
Net postretirement benefit cost	$ 80,692	$ 67,818	$ 57,032

The funded status of Entergy's other postretirement benefit plans as of December 31, 2002 and 2001 was (in thousands):

	2002	2001
Change in APBO		
Balance at beginning of year	$ 590,731	$ 507,756
Service cost	29,199	24,225
Interest cost	44,819	38,811
Actuarial loss	159,143	44,289
Benefits paid	(35,861)	(37,403)
Acquisition of subsidiary	11,475	13,053
Balance at end of year	$ 799,506	$ 590,731
Change in Plan Assets		
Fair value of assets at beginning of year	$ 158,190	$ 143,038
Actual return on plan assets	(11,559)	663
Employer contributions	59,542	51,892
Benefits paid	(35,861)	(37,403)
Acquisition of subsidiary	12,380	–
Fair value of assets at end of year	$ 182,692	$ 158,190
Funded status	$(616,814)	$(432,541)
Unrecognized transition obligation	114,724	126,196
Unrecognized prior service cost	3,522	4,514
Unrecognized net loss	245,795	70,208
Accrued postretirement benefit cost	$(252,773)	$(231,623)

The assumed health care cost trend rate used in measuring the APBO of Entergy was 10% for 2003, gradually decreasing each successive year until it reaches 4.5% in 2009 and beyond. A one percentage point increase in the assumed health care cost trend rate for 2002 would have increased the APBO and the sum of the service cost and interest cost of Entergy as of December 31, 2002, by approximately $87.8 million and $10.6 million, respectively. A one percentage point decrease in the assumed health care cost trend rate for 2002 would have decreased the APBO and the sum of the service cost and interest cost of Entergy as of December 31, 2002, by approximately $79.8 million and $9.4 million, respectively.

The significant actuarial assumptions used in determining the pension PBO and the SFAS 106 APBO for 2002, 2001, and 2000 were as follows:

	2002	2001	2000
Weighted-average discount rate	6.75%	7.50%	7.50%
Weighted-average rate of increase in future compensation levels	3.25%	4.60%	4.60%
Expected long-term rate of return on plan assets:			
Taxable assets	5.50%	5.50%	5.50%
Non-taxable assets	8.75%	9.00%	9.00%

Entergy's remaining pension transition assets are being amortized over the greater of the remaining service period of active participants or 15 years, and its SFAS 106 transition obligations are being amortized over 20 years.

NOTE 12. BUSINESS SEGMENT INFORMATION

Entergy's reportable segments as of December 31, 2002 are U.S. Utility, Non-Utility Nuclear, and Energy Commodity Services. U.S. Utility generates, transmits, distributes, and sells electric power in portions of Arkansas, Louisiana, Mississippi, and Texas, and provides natural gas utility service in portions of Louisiana. Non-Utility Nuclear owns and operates five nuclear power plants and is primarily focused on selling electric power produced by those plants to wholesale customers. Energy Commodity Services is focused primarily on providing energy commodity trading and gas transportation and storage services through Entergy-Koch, L.P. Energy Commodity Services also includes non-nuclear wholesale assets, a participant in the wholesale power generation business in North America and Europe. Results from Entergy-Koch are reported as equity in earnings of unconsolidated equity affiliates in the financial statements. Entergy's operating segments are strategic business units managed separately due to their different operating and regulatory environments. Entergy's chief operating decision maker is its Office of the Chief Executive, which consists of its highest-ranking officers.

"All Other" includes the parent company, Entergy Corporation, and other business activity, including earnings on the proceeds of sales of previously owned businesses.

Entergy's segment financial information is as follows (in thousands):

	U.S. Utility	Non-Utility Nuclear*	Energy Commodity Services*	All Other*	Eliminations	Consolidated
2002						
Operating revenues	$ 6,773,509	$1,200,238	$ 294,670	$ 40,729	$ (4,111)	$ 8,305,035
Deprec., amort. & decomm.	800,257	42,774	21,465	5,143	-	869,639
Interest income	23,231	71,262	26,140	35,433	(37,741)	118,325
Equity in earnings (loss) of unconsolidated equity affiliates	(2)	-	183,880	-	-	183,878
Interest charges	465,703	93,250	61,632	35,579	(37,741)	618,423
Income taxes (credits)	313,752	132,726	(141,288)	(11,252)	-	293,938
Net income (loss)	606,963	200,505	(145,830)	(38,566)	-	623,072
Total assets	21,074,126	4,482,308	2,167,472	1,327,354	(2,103,291)	26,947,969
Investments in affiliates - at equity	214	-	823,995	-	-	824,209
Cash paid for long-lived asset additions	1,131,734	347,390	210,297	18,514	-	1,707,935
2001						
Operating revenues	$ 7,432,920	$ 789,244	$1,370,485	$ 34,603	$ (6,353)	$ 9,620,899
Deprec., amort. & decomm.	667,333	17,706	34,667	4,516	-	724,222
Interest income	79,702	54,053	23,169	37,235	(34,354)	159,805
Equity in earnings of unconsolidated equity affiliates	-	-	162,882	-	-	162,882
Interest charges	576,705	81,114	74,953	41,558	(34,353)	739,977
Income taxes	300,284	80,053	74,493	863	-	455,693
Cumulative effect of accounting change	-	-	23,482	-	-	23,482
Net income (loss)	574,554	127,880	105,939	(57,866)	-	750,507
Total assets	20,309,695	3,449,156	2,377,733	863,906	(1,090,179)	25,910,311
Investments in affiliates - at equity	214	-	765,889	-	-	766,103
Cash paid for long-lived asset additions	1,110,484	705,216	199,387	21,550	-	2,036,637
2000						
Operating revenues	$ 7,401,598	$ 298,147	$2,353,792	$ 32,450	$ (63,858)	$10,022,129
Deprec., amort. & decomm.	770,144	1,191	10,996	3,278	-	785,609
Interest income	57,795	29,534	5,838	78,390	(8,507)	163,050
Equity in earnings of unconsolidated equity affiliates	-	-	13,715	-	-	13,715
Interest charges	515,156	33,213	(3,725)	22,103	(9,317)	557,430
Income taxes (credits)	435,667	31,492	24,689	(12,927)	-	478,921
Net income (loss)	618,263	49,158	54,908	(11,414)	-	710,915
Total assets	20,567,433	2,227,177	2,590,678	620,104	(553,496)	25,451,896
Investments in affiliates - at equity	214	-	136,273	-	-	136,487
Cash paid for long-lived asset additions	1,080,055	63,593	390,298	9,771	-	1,543,717

*Businesses marked with * are referred to as the "competitive businesses," with the exception of the parent company, Entergy Corporation.*
Eliminations are primarily intersegment activity.

Energy Commodity Services' net loss for the year ended December 31, 2002 includes net charges of $428.5 million to operating expenses ($238.3 million net of tax). These charges reflect the effect of Entergy's decision to discontinue additional greenfield power plant development and the asset impairments resulting from the deteriorating economics of wholesale power markets in the United States and the United Kingdom. The net charges consist of the following:

- The power development business obtained contracts in October 1999 to acquire 36 turbines from General Electric. Entergy's rights and obligations under the contracts for 22 of the turbines were sold to an independent special-purpose entity in May 2001. $178.0 million of the charges, including an offsetting benefit of $28.5 million ($18.5 million net of tax) related to the sale of four turbines to a third party, is a provision for the net costs resulting from cancellation or sale of the turbines subject to purchase commitments with the special-purpose entity.
- $204.4 million of the charges result from the write-off of Entergy Power Development Corporation's equity investment in the Damhead Creek project and the impairment of the values of the Warren Power power plant, the Crete project, and the RS Cogen project. This portion of the charges reflects Entergy's estimate of the effects of reduced spark spreads in the United States and the United Kingdom. These estimates are based on various sources of information, including discounted cash flow projections and current market prices.
- $39.1 million of the charges relate to the restructuring of Entergy Wholesale Operations, including impairments of administrative fixed assets, estimated sublease losses, and employee-related costs for approximately 135 affected employees. These restructuring costs, which are included in the "Provision for turbine commitments, asset impairments and restructuring charges" in the accompanying consolidated statement of income as of December 31, 2002, were comprised of the following (in millions):

	Restructuring Costs	Paid in Cash	Non-Cash Portion	Remaining Accrual
Fixed asset impairments	$22.5	$ –	$22.5	$ –
Sublease losses	10.7	0.9	–	9.8
Severance and related costs	5.9	2.5	–	3.4
Total	$39.1	$3.4	$22.5	$13.2

- $32.7 million of the charges result from the write-off of capitalized project development costs for projects that will not be completed.

The net charges include a gain of $25.7 million ($15.9 million net of tax) on the sale of projects under development in Spain in August 2002 and the after-tax gain of $31.4 million realized on the sale of Damhead Creek in December 2002.

GEOGRAPHIC AREAS

The following table shows Entergy's domestic and foreign operating revenues for the years ended December 31, (in thousands):

	2002	2001	2000
Domestic	$8,051,992	$9,098,861	$ 9,950,229
Foreign	253,043	522,038	71,900
Consolidated	$8,305,035	$9,620,899	$10,022,129

Long-lived assets as of December 31 were as follows (in thousands):

	2002	2001	2000
Domestic	$17,194,179	$16,468,059	$15,425,915
Foreign	773	421,870	1,019,831
Consolidated	$17,194,952	$16,889,929	$16,445,746

NOTE 13. EQUITY METHOD INVESTMENTS

Entergy owns investments in the following companies that it accounts for under the equity method of accounting: Entergy-Koch, LP (in which Entergy holds a 50% member interest), a company engaged in two major businesses: energy commodity trading, which includes power, gas, weather derivatives, emissions, and cross-commodities, and gas transportation and storage; RS Cogen LLC (in which Entergy holds a 50% member interest), a co-generation project that provides power on an industrial and merchant basis in the Lake Charles, Louisiana area; EntergyShaw LLC (in which Entergy holds a 50% member interest), a company which provides management, engineering, procurement, construction, and commissioning services for electric power plants; and Crete Energy Ventures, LLC (in which Entergy holds a 50% member interest), a merchant power plant located in Crete, Illinois. Following is a reconciliation of Entergy's investments in equity affiliates (in thousands):

	2002	2001	2000
Beginning of year	$ 766,103	$ 136,487	$ 117,378
Additional investments	36,372	471,102	25,943
Equity in net income	205,340	180,956	13,715
Dividends received	(73,902)	(21,191)	(20,468)
Currency translation adjustments	–	138	(891)
Dispositions and other adjustments	(109,704)	(1,389)	810
End of year	$ 824,209	$ 766,103	$ 136,487

The following is a summary of combined financial information reported by Entergy's equity method investees (in thousands):

	2002	2001	2000
Income Statement Items			
Operating revenues	$ 551,853	$ 693,400	$ 200,026
Operating income	$ 192,173	$ 309,752	$ 90,694
Net income	$ 100,926	$ 226,039	$ 74,042
Balance Sheet Items			
Current assets	$2,334,133	$2,969,132	
Noncurrent assets	$1,490,355	$3,309,752	
Current liabilities	$1,777,142	$2,729,769	
Noncurrent liabilities	$ 734,816	$1,491,957	

Two of the unconsolidated 50/50 joint ventures, Entergy-Koch and RS Cogen, have obtained debt financing for their operations. As of December 31, 2002, the debt financing outstanding for those two entities totals $818 million, which is included in the liability figures given above. This debt is nonrecourse to Entergy.

Related-Party Transactions and Guarantees

During 2002 and 2001, Entergy procured various services from Entergy-Koch consisting primarily of pipeline transportation services for natural gas and risk management services for electricity and natural gas. The total cost of such services in 2002 and 2001 was approximately $11.2 million and $7.8 million, respectively. Entergy's operating transactions with its other equity method investees were not material in 2002, 2001, or 2000.

One of the contracts transferred to Entergy-Koch by Entergy's power marketing and trading business is backed by an Entergy Corporation guarantee authorized in the amount of $35 million. The guarantee term is through the expiration of the underlying contract, which ends in 2018.

EntergyShaw is currently constructing the Harrison County project for Entergy. Entergy has guaranteed the obligations of EntergyShaw to construct the plant, and Entergy's maximum liability on the guarantee is $232.5 million. The project is expected to be completed in 2003.

NOTE 14. ACQUISITIONS AND DISPOSITIONS

Asset Acquisitions

Vermont Yankee

In July 2002, Entergy's Non-Utility Nuclear business purchased the 510 MW Vermont Yankee nuclear power plant located in Vernon, Vermont, from Vermont Yankee Nuclear Power Corporation for $180 million. Entergy received the plant, nuclear fuel, inventories, and related real estate. The liability to decommission the plant, as well as related decommissioning trust funds of approximately $310 million, was also transferred to Entergy. The acquisition included a 10-year power purchase agreement (PPA) under which the former owners will buy the power produced by the plant, which is through the expiration of the current operating license for the plant. The PPA includes an adjustment clause where the prices specified in the PPA will be adjusted downward annually, beginning in 2006, if power market prices drop below the PPA prices.

The acquisition was accounted for using the purchase method. The results of operations of Vermont Yankee subsequent to the purchase date have been included in Entergy's consolidated results of operations. The purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on their estimated fair values on the purchase date. The allocation was based on preliminary information and the final allocation may differ, although management does not expect the difference to be material.

Indian Point 2

In September 2001, Entergy's Non-Utility Nuclear business acquired the 970 MW Indian Point 2 nuclear power plant located in Westchester County, New York from Consolidated Edison. Entergy paid approximately $600 million in cash at the closing of the purchase and received the plant, nuclear fuel, materials and supplies, a purchase power agreement (PPA), and assumed certain liabilities. On the second anniversary of the Indian Point 2 acquisition, Entergy's nuclear business will also begin to pay NYPA $10 million per year for up to 10 years in accordance with the Indian Point 3 purchase agreement. Under the PPA, Consolidated Edison will purchase 100% of Indian Point 2's output through 2004. Consolidated Edison transferred a $430 million decommissioning trust fund, along with the liability to decommission Indian Point 2 and Indian Point 1, to Entergy. Entergy acquired Indian Point 1 in the transaction, a plant that has been shut down and in safe storage since the 1970s.

The acquisition was accounted for using the purchase method. The results of operations of Indian Point 2 subsequent to the purchase date have been included in Entergy's consolidated results of operations. The purchase price has been allocated to the acquired assets, including identifiable intangible assets, and liabilities assumed based on their estimated fair values on the purchase date. Intangible assets are being amortized straight-line over the remaining life of the plant.

Indian Point 3 and FitzPatrick

In November 2000, Entergy's Non-Utility Nuclear business acquired from NYPA the 825 MW James A. FitzPatrick nuclear power plant near Oswego, New York, and the 980 MW Indian Point 3 nuclear power plant located in Westchester County, New York, in exchange for $50 million at closing and notes to NYPA with payments totaling $906 million. Entergy will also be required to make certain additional payments to NYPA in the event that the plants' license lives are extended.

The acquisition encompassed the nuclear plants, materials and supplies, and nuclear fuel, as well as the assumption of $124 million in liabilities. The purchase agreement provides that NYPA will purchase a substantial majority of the output of the units at specified prices through 2004. The purchase agreement also provides that NYPA will retain the decommissioning obligations and related trust funds through the original license expiration date (approximately 2015). At that time, NYPA is required either to transfer the decommissioning liability to Entergy along with a specified amount in the decommissioning trust funds, or to retain Entergy to perform decommissioning services for a specified price that may be limited by the amount in the trust. In the purchase price allocation, Entergy recorded an asset representing its estimate of the net present value of the decommissioning contract obtained in the acquisition, based on an independent decommissioning cost study and other projections. The asset increases by monthly accretion based on the discount rate used to determine the original net present value. Entergy records the monthly accretion as interest income.

The acquisition was accounted for using the purchase method. The results of operations of Indian Point 3 and FitzPatrick subsequent to the purchase date have been included in Entergy's consolidated statements of income. The purchase price has been allocated to the acquired assets, including identifiable intangible assets, and liabilities assumed based on their estimated fair values on the purchase date. Intangible assets are being amortized straight-line over the remaining lives of the plants.

Asset Dispositions

In the first quarter of 2002, Entergy sold its interests in projects in Argentina, Chile, and Peru for net proceeds of $135.5 million. After impairment provisions recorded for these Latin American interests in 2001, the net loss realized on the sale in 2002 is insignificant.

In August 2002, Entergy sold its interest in projects under development in Spain for a realized gain on the sale of $25.7 million. In December 2002, Entergy sold its 800 MW Damhead Creek power plant for an after-tax gain on the sale of $31.4 million. The Damhead Creek buyer assumed all market and regulatory risks associated with the facility.

In August 2001, Entergy sold the Saltend plant for a cash payment of approximately $800 million. Entergy's gain on the sale was approximately $88.1 million ($57.2 million after tax). In the sales transaction, Entergy or its subsidiaries made certain warranties to the purchasers relating primarily to the performance of certain remedial work on the facility and the assumption of responsibility for certain contingent liabilities. Entergy believes that it has provided adequate reserves for the warranties as of December 31, 2002.

NOTE 15. RISK MANAGEMENT AND FAIR VALUES

Market and Commodity Risks

In the normal course of business, Entergy is exposed to a number of market and commodity risks. Market risk is the potential loss that Entergy may incur as a result of changes in the market or fair value of a particular instrument or commodity. All financial and commodity-related instruments, including derivatives, are subject to market risk. Entergy is subject to a number of commodity and market risks, including:

Type of Risk	Primary Affected Segments
Power price risk	All reportable segments
Fuel price risk	All reportable segments
Foreign currency exchange rate risk	All reportable segments
Equity price and interest rate risk - investments	U.S. Utility, Non-Utility Nuclear

Entergy manages these risks through both contractual arrangements and derivatives. Contractual risk management tools include long-term power and fuel purchase agreements, capacity contracts, and tolling agreements. Entergy also uses a variety of commodity and financial derivatives, including natural gas and electricity futures, forwards, swaps, and options, foreign currency forwards, and interest rate swaps as a part of its overall risk management strategy. Except for the energy trading activities conducted by the Energy Commodity Services segment, Entergy enters into derivatives only to manage natural risks inherent in its physical or financial assets or liabilities.

Entergy's exposure to market risk is determined by a number of factors, including the size, term, composition, and diversification of positions held, as well as market volatility and liquidity. For instruments such as options, the time period during which the option may be exercised and the relationship between the current market price of the underlying instrument and the option's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which Entergy is exposed is its use of hedging techniques to mitigate such risk. Entergy manages market risk by actively monitoring compliance with stated risk management policies as well as monitoring the effectiveness of its hedging policies and strategies. Entergy's risk management policies limit the amount of total net exposure and rolling net exposure during the stated periods. These policies, including related risk limits, are regularly assessed to ensure their appropriateness given Entergy's objectives.

Hedging Derivatives

Entergy classifies substantially all of the following types of derivative instruments held by its consolidated businesses as cash flow hedges:

Instrument	Business Segment
Natural gas and electricity futures and forwards	Energy Commodity Services
Foreign currency forwards	U.S. Utility, Non-Utility Nuclear

Cash flow hedges with unrealized gains of approximately $21 million at December 31, 2002 are scheduled to mature during 2003. Gains totaling approximately $4.3 million were realized during 2002 on the maturity of cash flow hedges. A substantial majority of these unrealized and realized gains resulted from foreign currency hedges related to Euro-denominated nuclear fuel acquisition contracts, and related gains or losses, when realized, are included in the capitalized cost of nuclear fuel. The maximum length of time over which Entergy is currently hedging the variability in future cash flows for forecasted transactions at December 31, 2002 is approximately five years. The ineffective portion of the change in the value of Entergy's cash flow hedges during 2002 was insignificant.

Other Derivatives

Entergy also holds derivative instruments such as natural gas and electricity options and forwards that are not accounted for as hedges. These instruments are entered into to optimize asset values or limit risks.

Fair Values

COMMODITY INSTRUMENTS – Fair value estimates of Energy Commodity Services' commodity instruments are made at discrete points in time based on relevant market information. Market quotes are used in determining fair value whenever they are available. When market quotes are not available (e.g., in the case of a long-dated commodity contract), other information is used, including transactional data and internally developed models. Fair value estimates based on these other methodologies are necessarily subjective in nature and involve uncertainties and matters of significant judgment. Therefore, actual results may differ from these estimates. At December 31, 2002 and 2001, the fair values of Energy Commodity Services' energy-related commodity contracts accounted for on a mark-to-market basis were as follows (in thousands):

	2002		2001	
	Assets	Liabilities	Assets	Liabilities
Consolidated subsidiaries	$ 4,071	$ 8,395	$ 59,996	$ 18,882
Equity method investees[1]	$754,678	$663,765	$774,509	$667,752

(1) As required by equity method accounting principles, only Entergy's net investment in these investees is reflected in its balance sheet, and these assets and liabilities are not reflected in Entergy's balance sheet. See Note 13 to the consolidated financial statements for more information on Entergy's equity method investees.

Following are the cumulative periods in which the net mark-to-market assets would be realized in cash if they are held to maturity and market prices are unchanged (in millions):

Maturities and Sources for Fair Value of Trading Contracts at December 31, 2002	2003	2004	2005-2006	Total
Prices actively quoted	$45.0	$45.1	$(20.2)	$69.9
Prices provided by other sources	24.4	3.3	1.9	29.6
Prices based on models	(13.3)	1.3	3.4	(8.6)
Total	$56.1	$49.7	$(14.9)	$90.9

FINANCIAL INSTRUMENTS – The estimated fair value of Entergy's financial instruments is determined using bid prices reported by dealer markets and by nationally recognized investment banking firms. The estimated fair value of derivative financial instruments is based on market quotes. Considerable judgment is required in developing some of the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts that Entergy could realize in a current market exchange. In addition, gains or losses realized on financial instruments held by regulated businesses may be reflected in future rates and therefore do not necessarily accrue to the benefit or detriment of stockholders.

Entergy considers the carrying amounts of most of its financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments. Additional information regarding financial instruments and their fair values is included in Notes 5, 6, and 7 to the consolidated financial statements.

NOTE 16. QUARTERLY FINANCIAL DATA (UNAUDITED)

Operating results for the four quarters of 2002 and 2001 were (in thousands):

	Operating Revenues	Operating Income (Loss)	Net Income (Loss)
2002:			
First Quarter	$1,860,834	$(45,675)	$(72,983)
Second Quarter	2,096,581	496,154	247,585
Third Quarter	2,468,875	663,689	366,800
Fourth Quarter	1,878,745	73,512	81,670
2001:			
First Quarter	$2,652,427	$360,967	$160,871
Second Quarter	2,506,275	480,549	245,583
Third Quarter	2,576,889	607,656	317,454
Fourth Quarter	1,885,308	124,170	26,599[a]

(a) Net income before cumulative effect of accounting change for the fourth quarter of 2001 was $3,117.

Earnings per Average Common Share

	2002		2001	
	Basic	Diluted	Basic	Diluted
First Quarter	$(0.36)	$(0.36)	$0.70	$0.69
Second Quarter	$ 1.08	$ 1.06	$1.08	$1.06
Third Quarter	$ 1.61	$ 1.59	$1.41	$1.39
Fourth Quarter	$ 0.36	$ 0.35	$0.10[b]	$0.09[b]

(b) Basic and diluted earnings per average common share before the cumulative effect of accounting change for the fourth quarter of 2001 was ($0.01).

DIRECTORS AND OFFICERS

DIRECTORS

The business and affairs of Entergy Corporation are managed under the direction of the Board of Directors, acting either as a body or through its committees. In 2002, the Board met 9 times. The Board committees are as follows (number of meetings in 2002 indicated in parentheses): Audit (8), Corporate Governance (6), Executive (1), Finance (7), Nuclear (8), Personnel (8).

Maureen S. Bateman
Executive Vice President and General Counsel, State Street Corporation, Boston, Massachusetts. Joined the Entergy Board in 2000. Age, 59

W. Frank Blount
Chairman and Chief Executive Officer, JI Ventures, Inc., Atlanta, Georgia. An Entergy director since 1987. Age, 64

VADM. George W. Davis
U.S. Navy (ret.); Retired Director, President and Chief Operating Officer of Boston Edison Company, Columbia, South Carolina. An Entergy director since 1998. Age, 69

Simon D. de Bree
Retired Director and Chief Executive Officer of DSM, The Netherlands. Joined the Entergy Board in July 2001. Age, 65

Claiborne P. Deming
President and Chief Executive Officer and Director of Murphy Oil Corporation, El Dorado, Arkansas. Joined the Entergy Board in January 2002. Age, 48

Norman C. Francis
President, Xavier University of Louisiana, New Orleans, Louisiana. An Entergy director since 1994. Age, 72

J. Wayne Leonard
Entergy Chief Executive Officer. Joined Entergy in April 1998 as President and Chief Operating Officer; appointed CEO and elected to the Board of Directors on January 1, 1999. New Orleans, Louisiana. Age, 52

Robert v.d. Luft
Entergy Chairman. Member of Entergy Board of Directors since 1992; elected Chairman of the Board on May 26, 1998. Also served as acting CEO from May 26 until December 31, 1998. Chadds Ford, Pennsylvania. Age, 67

Kathleen A. Murphy
Former Senior Vice President and Chief Financial Officer, Connell Limited Partnership, Stamford, Connecticut. Joined the Entergy Board in 2000. Age, 52

Paul W. Murrill
Professional Engineer, Baton Rouge, Louisiana. An Entergy director since 1993. Age, 68

James R. Nichols
Partner, Nichols & Pratt (family trustees), Attorney and Chartered Financial Analyst, Boston, Massachusetts. An Entergy director since 1986. Age, 64

William A. Percy, II
President and Chief Executive Officer of Greenville Compress Company, Greenville, Mississippi. Joined the Entergy Board in 2000. Age, 63

Dennis H. Reilley
Chairman, President and Chief Executive Officer of PRAXAIR, Inc., Danbury, Connecticut. Joined the Entergy Board in 1999. Age, 50

Wm. Clifford Smith
Chairman of the Board of T. Baker Smith & Son, Inc., Houma, Louisiana. An Entergy director since 1983. Age, 67

Bismark A. Steinhagen
Chairman of the Board of Steinhagen Oil Company, Inc., Beaumont, Texas. An Entergy director since 1993. Age, 68

OFFICERS

J. Wayne Leonard
Chief Executive Officer. Joined Entergy in 1998 as President and Chief Operating Officer; appointed CEO on January 1, 1999. Formerly an executive at Cinergy. Age, 52

Donald C. Hintz
President. Joined Entergy in 1989 and was Group President and Chief Nuclear Operating Officer before being appointed President on January 1, 1999. In charge of nuclear power for another utility before joining Entergy. Age, 60

C. John Wilder
Executive Vice President and Chief Financial Officer. Joined Entergy in 1998. Formerly a finance executive for Royal Dutch/Shell with experience in executing acquisitions and ventures in the global energy industry and in dealing with financial markets. Age, 44

Jerry D. Jackson
Executive Vice President. Joined Entergy in 1987 after private legal practice and service on the Arkansas Public Service Commission. Age, 58

Richard J. Smith
Group President, Utility Operations. Joined Entergy in 2000. Formerly President of Cinergy Resources, Inc. Age, 51

Curtis L. Hébert
Executive Vice President, External Affairs. Joined Entergy in 2001. Formerly Chairman of the Federal Energy Regulatory Commission. Age, 40

Michael G. Thompson
Executive Vice President, General Counsel, and Secretary. Joined Entergy in 1992 after private legal practice. Age, 62

Frank F. Gallaher
Senior Vice President. Served as implementation manager for GSU merger in 1994. Joined Entergy in 1969. Age, 57

Joseph T. Henderson
Senior Vice President and General Tax Counsel. Joined Entergy in 1999. Formerly Associate General Tax Counsel for Shell Oil. Age, 45

Nathan E. Langston
Senior Vice President and Chief Accounting Officer. Joined Entergy in 1971 and advanced through various accounting and finance positions at Entergy Arkansas and Entergy before being promoted to VP & CAO in 1998. Age, 54

William E. Madison
Senior Vice President, Human Resources and Administration. Joined Entergy in 2001. Formerly Chief Human Resources Officer for Avis Group Holdings, Inc. Age, 56.

Steven C. McNeal
Vice President and Treasurer. Joined Entergy in 1982 as a financial analyst and was given increased responsibility in areas of finance, treasury, and risk management before being promoted to VP & Treasurer in 1998. Age, 46

The 2003 Annual Meeting of Shareholders will be held on Friday, May 9, at the Del Lago Conference Center, 600 Del Lago Blvd., Montgomery, Texas. The meeting will begin at 10 a.m. (CDT).

Shareholder News

Entergy's quarterly earnings results, dividend action, and other news and information of investor interest may be obtained by calling Entergy Shareholder Direct at 1-888-ENTERGY (368-3749). You may also use this service to receive a printed copy of the quarterly earnings release by fax or mail. Updated quarterly earnings results can be expected in late April, July, October, and early February. Dividend information will be updated according to the declaration schedule.

This and other information, including Entergy's Corporate Governance Guidelines, Board Committee Charters for the Corporate Governance, Audit, and Personnel Committees, and Entergy's Code of Conduct, may be accessed electronically by selecting the Entergy home page on the Internet's World Wide Web at www.entergy.com.

For copies of the above and copies of Entergy's 10-K and 10-Q reports filed with the Securities and Exchange Commission or for other investor information, call 1-800-292-9960 or write to:

Entergy Corporation
Investor Relations
P.O. Box 61000
New Orleans, LA 70161

Securities analysts and representatives of financial institutions may contact Nancy Morovich, Vice-President, Investor Relations, at 1-504-576-5506 or nmorovi@entergy.com regarding Entergy's financial and operating performance.

Shareholders Account Information

Mellon Investor Services, LLC is Entergy's transfer agent, registrar, dividend disbursing agent, and dividend reinvestment and stock purchase plan agent. Shareholders of record with questions about lost certificates, lost or missing dividend checks, or notifications of change of address should contact:

Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660
Telephone: 1-800-333-4368
For Internet access: www.melloninvestor.com

Common Stock Information

The company's common stock is listed on the New York, Chicago, and Pacific exchanges under the symbol "ETR." The Entergy share price is reported daily in the financial press under "Entergy" in most listings of New York Stock Exchange securities. Entergy common stock is a component of the following indices: S&P 500, S&P Electric Utilities Index, the Dow Jones Sustainability Index, and the NYSE Composite Index, among others.

At year-end 2002 there were 222,421,677 shares of Entergy common stock outstanding. Shareholders of record totaled 66,731, and approximately 89,000 investors held Entergy stock in "street name" through a broker.

Dividend Payments

The entire amount of dividends paid during 2002 is taxable as ordinary income. The Board of Directors declares dividends quarterly and sets the record and payment dates. Subject to Board discretion, those dates for 2003 are:

Declaration Date	Record Date	Payment Date
January 31	February 11	March 1
April 16	May 13	June 1
July 25	August 12	September 1
October 31	November 12	December 1

Quarterly dividend payments (in cents-per-share):

Quarter	2003	2002	2001	2000	1999
1	35	33	31½	30	30
2		33	31½	30	30
3		33	31½	30	30
4		35	33	31½	30

Dividend Reinvestment/Stock Purchase

Entergy offers an automatic Dividend Reinvestment and Stock Purchase Plan administered by Mellon Investor Services. The plan is designed to provide Entergy shareholders and other investors with a convenient and economical method to purchase shares of the company's common stock. The plan also accommodates payments of up to $3,000 per month for the purchase of Entergy common shares. First-time investors may make an initial minimum purchase of $1,000. Contact Mellon by telephone or Internet for information and an enrollment form.

Direct Registration System

Entergy has elected to participate in a Direct Registration System that provides investors with an alternative method for holding shares. DRS will permit investors to move shares between the company's records and the broker dealer of their choice.

This option, available to every shareholder who chooses to have shares registered in his or her name on the books of the company, will be offered by broker dealers at the time an investor purchases shares and requests that they be registered. An additional feature of DRS enables existing registered holders to deposit physical shares into a book account.

Entergy Common Stock Prices

The high and low trading prices for each quarterly period in 2002 and 2001 were as follows (in dollars):

	2002		2001	
Quarter	High	Low	High	Low
1	43.88	38.25	42.88	32.56
2	46.85	41.05	44.67	36.82
3	44.95	32.12	40.95	33.60
4	46.42	36.80	39.50	35.10

Entergy

ENTERGY CORPORATION
POST OFFICE BOX 61000
NEW ORLEANS, LA 70161
WWW.ENTERGY.COM